

FurnitureBrands ANNUAL REPORT 2007

Our people are

rea

Front Cover (from left to right): Marquita Monroe, Legal Assistant; Rick Isaak, Controller; Ryan Pride, Director of Organizational Development


ELIZABETH HAYDEN
DESIGN CONSULTANT



DAVY

DAVY WHITTINGTON
DIRECTOR, DISTRIBUTION & LOGISTICS

DEAR SHAREHOLDERS,

A Review of 2007

In 2007, we took on the challenges of implementing the first phase of our strategic plan. We were tasked with making hard decisions to strengthen our balance sheet, to close unprofitable stores and underperforming plants, and to significantly reduce our inventories. Because of these actions, we reported a net loss of $0.94 per share for fiscal 2007. Even though a large portion of that loss was attributable to one-time charges to income related to actions that are essential for our long-term growth, the results were still disappointing to us and to the rest of our management team.

Although we must be realistic about our recent operating results, we must also acknowledge that in many ways 2007 was a year of significant progress. The charges mentioned above were part of the costs of implementing our strategic plan, a plan that will in many ways change how we do business. This included the closing of five manufacturing plants during the year and the reorganization of much of our retail store operations. These investments in our company's future drive us closer to our goal of changing this company from one with a manufacturing mindset to a true branded consumer products company focused on the consumer. The difficult decisions made in 2007 will reap rewards in the current year and beyond.

Also in 2007, we made significant changes to our Executive Leadership Team. Our core brands – Broyhill, Thomasville and Lane – and the Designer Group are now under the direction of new leaders with solid industry experience. We have also strengthened our team with new expertise in supply chain management, marketing, and strategic planning from some of America's leading companies. We also laid the foundation for a transition of company leadership. Ralph Scozzafava joined Furniture Brands in June and assumed the role of Chief Executive Officer at the start of 2008. Ralph has outstanding credentials in consumer marketing, brand management, and operations and has been a tireless champion of our strategic plan.

Lastly, in 2007 we kept our commitment to increase our cash balances and strengthen the balance sheet. We reduced our working capital significantly and we finished the year with $118 million in cash on hand and $280 million in long-term debt. At year end we had the most cash and the least debt that Furniture Brands has shown at any year-end since it finished its recapitalization in 1992.

proud of our heritage

A Look Forward to 2008

While our focus in 2007 was on generating cash, our focus in 2008 is on improving profitability. We intend to achieve our profitability goals through a number of very specific initiatives, and we laid the groundwork for many of them last year:

We will reduce the level of unnecessary discounts in 2008. Because our inventory reduction efforts in 2007 often entailed an increase in discounts to move inventory, those efforts are largely behind us and will enable us to drive more profitable revenue going forward.

We will achieve immediate benefits from our inventory reduction program. Our lower inventories have enabled us to close three warehouses in 2007, streamline our logistics functions and reduce our demurrage costs.

We will realize the cost savings from the 2007 closure of five manufacturing plants and the associated reductions in workforce. Those closures of inefficient operations along with the elimination of an additional 100 management and non-production positions last year will make for a lower cost structure in 2008.

We will realize savings from the closure of 18 company-owned stores in 2007. These locations had been historically poor performers and were a profit drain that affected our earnings performance.

Of course, we're taking action on a number of other strategic areas that will produce additional cost savings, such as our move to a shared services model with centralized human resources, information technology, supply chain, and finance functions. These programs support the move from a holding company model to an operating company model, which is an essential element of our strategic plan.


LOUANN TEAGUE
MANUFACTURING

Driving Our Strategic Plan

Our strategic plan has four core elements. We have already made significant progress on each of them, and we will continue to drive them forward throughout 2008.

Building our Brand Power. We have a great family of brands…the best in the industry. Our challenge has been to harness the power of these brands and to get them in front of the right customers and consumers. Our shift to an operating company model will let our consumer marketing teams take a holistic approach to how we serve the consumer. In 2008, you'll see Furniture Brands use a far more rigorous process to test our new products with consumers before we take them to market. This will increase the acceptance rate of our new product introductions and lower our need for future discounting. You will also see us engage the consumer directly through increased advertising as we shift our ad budget to increase our percentage of working dollars. Our ad budget will now be more targeted at the consumer and stronger than ever.

Winning with Customers. We will win with customers, namely our retail partners. We completed our first national sales meeting and our teams kicked off our WOW strategy at the Las Vegas market. WOW stands for Win in the Store, Own the Customer, and Work Together. For our sales teams, the cornerstone of the WOW strategy is a Value Bundle that gives them the tools to sell to retailers on multiple levels. By taking the dialogue beyond just price, we can deliver what the retailers really need – value and solutions – while we achieve our financial targets.

moving forward


ANTHONY
ANTHONY TEAGUE
VICE-PRESIDENT UPHOLSTERY
MERCHANDISING
empo

Delivering Operational Excellence. We are also getting better at manufacturing and sourcing, and we have made substantial progress on improving our supply chain and logistics capabilities. We are also setting up our FBN Asia office to coordinate our relationships with third-party suppliers. This is not a manufacturing operation, but rather a supplier management function. We will now have all engineering, design and quality assurance functions in-house that had been managed externally. By having our own supply chain management resources on the ground in Asia, we can cut lead times, safeguard our designs, and maintain our high quality standards.

Growing and Developing our People. We are allocating the right financial resources to the strategic plan and we are making sure that we provide our people with the resources, tools, and opportunities they need to effectively implement the strategy. We are transitioning to a shared services model, which will help us work more efficiently and effectively across the organization and give many associates new growth and development opportunities. We are also introducing a new performance and rewards process that focuses on development, succession planning, and pay for performance. We expect that as our business transformation continues, our associates will have more opportunities to explore new roles and responsibilities, including movement across divisions and international assignments. By investing in our people, we are better positioned to deliver strong business results.


ening

MISSY

MISSY RATHMANN
EXECUTIVE ASSISTANT


RALPH
RALPH SCOZZAFAVA
VICE-CHAIRMAN AND
CHIEF EXECUTIVE OFFICER
MICKEY
W.G. (MICKEY) HOLLIMAN
CHAIRMAN OF THE BOARD

Meeting and Exceeding Our Shareholders' Expectations

We are in the beginning phases of a large transformation at Furniture Brands, that will make us one of the largest and potentially one of the best positioned companies in the home furnishings industry. In 2007, we made choices that were targeted at strengthening our balance sheet for the road ahead. The fact that our cash is at the highest level since 1992 and our debt is at its lowest level – and continues to improve – shows we've succeeded at our first objective, which is stabilizing the financial condition of the company. Now our focus is on increasing profitability, and we are confident we will be just as successful at that in 2008. The strategic plan we have in place is based on solid business principles, and it will generate substantially greater value for our shareholders. We hope you take away the message that we are doing the right things and making solid progress. We look forward to meeting – and exceeding – your expectations in 2008.

We are excited with the pace of the change taking place in our company. As always, we are grateful to our customers, our shareholders and our associates for their support throughout the year.

Sincerely,

W.G. (Mickey) Holliman
Chairman of the Board

Ralph P. Scozzafava
Vice-Chairman and Chief Executive Officer





MICHAEL

MICHAEL DELGAUDIO
SENIOR VICE-PRESIDENT
CREATIVE DESIGN

Our people are the

strategy

Board of Directors and Executive Officers

Board of Directors

Katherine Button Bell [2]
Vice-President and Chief Marketing
Officer of Emerson Electric Co.

John T. Foy*
President and Chief Operating Officer of the Company

W.G. (Mickey) Holliman
Chairman of the Board

John R. Jordan, Jr. [1**,3]
Retired, formerly Vice-Chairman of PriceWaterhouse
(now PricewaterhouseCoopers)

Lee M. Liberman [1,2]
Chairman Emeritus of Laclede Gas Company

Richard B. Loynd [3**]
President of Loynd Capital Management

Bobby L. Martin [1]
Independent Management Consultant, Retired President
and Chief Executive Officer of Wal-Mart International
(the international division of Wal-Mart Stores, Inc.)

Aubrey B. Patterson [1,3]
Chairman of the Board and Chief Executive Officer
of Bancorpsouth, Inc.

Matthew E. Rubel [2]
Chief Executive Officer and President
of Collective Brands, Inc.

Ralph Scozzafava
Vice-Chairman and Chief Executive Officer of the Company

Albert E. Suter [2**,3]
Senior Advisor, Retired Vice-Chairman
and Chief Operating Officer
of Emerson Electric Co.

Committees of the Board
1 Audit Committee
2 HR Committee
3 Governance and Nominating Committee

Executive Officers

W.G. (Mickey) Holliman
Chairman of the Board
Furniture Brands International, Inc.

Ralph Scozzafava
Vice-Chairman and Chief Executive Officer
Furniture Brands International, Inc.

John T. Foy*
President and Chief Operating Officer
Furniture Brands International, Inc.

Jon Botsford
Senior Vice-President and General Counsel
Furniture Brands International, Inc.

Lynn Chipperfield***
Senior Vice-President and General Counsel
Furniture Brands International, Inc.

Beth Sweetman
Senior Vice-President of Human Resources
Furniture Brands International, Inc.

Alex Hodges
Chief Marketing Officer
Furniture Brands International, Inc.

Rick Isaak
Controller and Chief Accounting Officer
Furniture Brands International, Inc.

Mike McBreen
Vice-President of Supply Chain and Logistics
Furniture Brands International, Inc.

Dan Stone
Vice-President of Strategy and Business Development
Furniture Brands International, Inc.

Dan Bradley
President
Designer Brands

Jeff Cook
President
Broyhill Furniture Industries, Inc.

Skipper Holliman
President
Lane Furniture Industries, Inc.

Ed Teplitz
President
Thomasville Furniture Industries, Inc.

* retired January 2008
** indicates Committee Chairman
*** retired March 2008

Investor Information

Corporate Offices

101 South Hanley Road
St. Louis, Missouri 63105-3493
(314) 863-1100
www.furniturebrands.com

Transfer Agent and Registrar for Common Stock

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Contact us at:
1-800-937-5449 or www.amstock.com

Exchange Listing

Common shares are listed on the
New York Stock Exchange (trading symbol: FBN)

Annual Meeting

The Annual Meeting of Shareholders will
be at 10:00 a.m. on Thursday, May 1, 2008
at the Ritz Carlton in St. Louis, MO.

Independent Registered Public Accounting Firm

KPMG LLP
10 S. Broadway, Suite 900
St. Louis, Missouri 63102-1761
(314) 444-1400

The Chief Executive Officer and Principal Financial Officer have certified in writing to the Securities and Exchange Commission (SEC) as to the integrity of the Company's financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC, and the effectiveness of the Company's disclosure controls and procedures and internal control over financial reporting. The certifications are filed as Exhibits 31.1, 31.2, 32.1, and 32.2 to the said Form 10-K. On May 31, 2007, the Chief Executive Officer also certified to the New York Stock Exchange that he is not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards.

Financial Highlights

Year Ended December 31, (In thousands, except per share, employee, and statistical data)	2007	2006	2005	2004	2003
From continuing operations:					
Net sales	$ 2,082,056	$ 2,361,630	$ 2,342,526	$ 2,412,341	$ 2,403,240
Net earnings (loss)	(51,217)	49,915	58,023	89,725	93,435
As a percentage of net sales	-2.5%	2.1%	2.5%	3.7%	3.9%
Per Share of Common Stock (diluted):					
Net earning (loss)	$ (1.06)	$ 1.02	$ 1.11	$ 1.62	$ 1.66
Dividends per share	$ 0.64	$ 0.64	$ 0.60	$ 0.525	$ 0.125
Financial condition at year-end:					
Working capital	$ 712,455	$ 752,618	$ 718,183	$ 711,115	$ 703,233
Current ratio	4.8 to 1	5.0 to 1	4.4 to 1	4.6 to 1	4.8 to 1
Total assets	1,463,078	1,558,203	1,582,224	1,587,759	1,578,259
Total long term debt	280,000	300,800	301,600	302,400	303,200
Shareholders' equity	$ 844,766	$ 910,715	$ 903,952	$ 957,483	$ 966,902
Average common shares (diluted)	48,446	48,753	52,104	55,220	56,256
Full-time employees	11,900	13,800	15,150	17,800	19,250

Results of operations for all periods presented have been restated to reflect the classification of HBF as a discontinued operation.

Performance Graph

The following graph shows the cumulative total stockholder returns (assuming reinvestment of dividends) following assumed investment of $100 in shares of Common Stock that were outstanding on December 31, 2002. The indices shown below are included for comparative purposes only and do not necessarily reflect the Company's opinion that such indices are an appropriate measure of the relative performance of the Common Stock.



$200
$150
$100
$50
0
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
● Furniture Brands International Common Stock	100	124	108	99	74	48
■ S & P 500 Index	100	126	138	142	16	167
▲ Dow Jones Furnishings and Appliance Index	100	120	131	126	123	107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-00091

Furniture Brands International, Inc.
(Exact Name of registrant as specified in its charter)

Delaware	**43-0337683**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
101 South Hanley Road, St. Louis, Missouri	**63105**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(314) 863-1100**

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock—$1.00 Stated Value with Preferred Stock Purchase Rights	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.). ☐ Yes ☒ No

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2007, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $682,535,000.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

48,498,171 shares as of January 31, 2008

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Definitive Proxy Statement for Annual Meeting of Stockholders to be held on May 1, 2008 . . . . . . Part III

PART I

Item 1. Business

BRANDS AND PRODUCTS

Furniture Brands is a vertically integrated operating company that is one of the nation's leading designers, manufacturers, sourcers, and retailers of home furnishings. We market through a wide range of retail channels, from mass merchant stores to single-branded and independent dealers to specialized interior designers. We serve customers through some of the best known and most respected brands in the furniture industry, including Broyhill, Lane, Thomasville, Drexel Heritage, Henredon, Pearson, Hickory Chair, Laneventure, and Maitland-Smith (the "Brands").

Through these Brands, we design, manufacture, source, market and distribute (i) case goods, consisting of bedroom, dining room and living room furniture, (ii) stationary upholstery products, consisting of sofas, loveseats, sectionals and chairs, (iii) occasional furniture, consisting of wood, metal and glass tables, accent pieces, home entertainment centers and home office furniture, (iv) recliners, motion furniture and sleep sofas, and (v) decorative accessories and accent pieces. Our Brands are featured in nearly every price and product category in the residential furniture industry.

Each Brand designs, manufactures, sources and markets home furnishings, targeting a specific segment of the market in terms of style and price point.

- Broyhill has collections of mid-priced furniture, including both wood furniture and upholstered products, in a wide range of styles.
- Lane focuses primarily on mid-priced upholstered furniture, reclining chairs, motion furniture, and stationary upholstered furniture and mid-priced wood furniture.
- Laneventure markets a premium-priced indoor/outdoor line of wicker, rattan, bamboo, exposed aluminum and teak furniture.
- Thomasville has both wood furniture and upholstered products in the mid- to upper-price ranges. Thomasville's Virginia Operations division manufactures and markets promotional-priced case goods and RTA (ready-to-assemble) furniture.
- Henredon specializes in both wood furniture and upholstered products in the premium-price category.
- Drexel Heritage has a "tri-branding" strategy, marketing both case goods and upholstered furniture under the three distinct brands of Heritage, Drexel and dh, in categories ranging from mid- to premium-priced.
- Maitland-Smith designs and manufactures premium hand crafted, antique-inspired furniture, accessories and lighting, utilizing a wide range of unique materials. Maitland-Smith markets under both the Maitland-Smith and LaBarge brand names.
- Hickory Chair manufactures a premium-priced brand of wood and upholstered furniture, offering traditional and modern styles.
- Pearson offers contemporary and traditional styles of finely tailored upholstered furniture in the premium-price category.

On October 16, 2007, we announced our intent to divest Hickory Business Furniture (HBF), a wholly-owned subsidiary that designs and manufactures business furniture in the mid- to upper-price range. We believe this transaction will be completed by the end of the first quarter of 2008; therefore, this business unit is reflected as a discontinued operation.

DISTRIBUTION

Our breadth of product and national scope of distribution enable us to service retailers ranging in size from small, independently-owned furniture stores to national and regional department stores and chains. The residential furniture retail industry has consolidated in recent years, displacing many small local and regional furniture retailers with larger chains and specialty stores. This consolidation has made access to distribution channels more difficult, and we believe our relative size and the strength of our brand names offers us an important competitive advantage.

We have a three-tiered approach to our distribution efforts. Our primary avenue of distribution continues to be through a diverse network of independently owned, full-line furniture retailers. Although a number of these retailers have been displaced in recent years, this network remains an important part of our distribution base.

At the same time, as the second element of our distribution strategy, we have developed dedicated distribution channels by expanding our gallery programs. In this approach, retailers employ a consistent concept where products are displayed in complete and fully accessorized room settings instead of as individual pieces. This presentation format encourages consumers to purchase an entire room of furniture instead of individual pieces from different manufacturers. Each of our Brands offer services to retailers to support their marketing efforts, including coordinated national advertising, merchandising and display programs and dealer training.

Lastly, we have further developed our dedicated distribution channel of single-brand retail stores, such as Thomasville Home Furnishings Stores and Drexel Heritage Home Inspiration Stores, and, to a lesser extent, Henredon Stores. These stores are primarily dealer-owned retail locations that exclusively feature a single brand. We believe distributing our products through dedicated, single-brand stores strengthens brand awareness, provides well-informed and focused sales personnel and encourages the purchase of multiple items per visit. While most of these stores are independently-owned, as of the end of 2007 we owned and operated 28 of these single-brand stores and 6 designer showrooms. We believe this ownership brings us closer to the consumer, gives us greater line of sight into developing tastes and trends in the marketplace, and helps us better understand the challenges facing the independent retailers with whom we do the majority of our business.

Our strategy of targeting these diverse distribution channels is supported by dedicated sales forces covering each of these distribution channels. We also continue to explore opportunities to expand international sales and to distribute through non-traditional channels such as wholesale clubs, catalog retailers, and the Internet.

Trade showrooms are located in Thomasville and High Point, North Carolina; Chicago, Illinois; Las Vegas, Nevada; and Tupelo, Mississippi.

MANUFACTURING AND SOURCING

There has been a significant change in recent years in the manner by which we bring products to market. Where we have traditionally been a domestic furniture manufacturer, we have shifted to a blended strategy, mixing domestic production with products sourced from offshore.

We operate 21 case goods, upholstery and component manufacturing facilities, located in North Carolina, Mississippi, Virginia, the Philippines and Indonesia totaling approximately 8.0 million square feet. (See Item 2—Properties for a listing of our principal facilities.)

An increasing percentage of our products are being sourced from manufacturers located offshore, primarily in China, the Philippines, Indonesia, and Vietnam. We design and engineer these products, and then have them manufactured to our specifications by independent offshore manufacturers. We have informal strategic relationships with several of the larger foreign manufacturers whereby we have the ability to purchase, on a coordinated basis, a significant portion of the foreign manufacturers' capacity, subject to quality control and delivery standards. Two of these manufacturers represented 20% and 17% of imported product during 2007 and four other manufacturers represented in excess of 5% each.

We have an agreement with an independently-owned company that provides sourcing assistance, product quality control and other import-related services for us in Asia. This agreement has been terminated, effective June 30, 2008, at which time these functions will be assumed internally.

RAW MATERIALS AND SUPPLIERS

The raw materials used in manufacturing our products include lumber, veneers, plywood, fiberboard, particleboard, steel, paper, hardware, adhesives, finishing materials, glass, mirrored glass, fabrics, leathers, metals, stone, synthetics and upholstered filling material (such as synthetic fibers, foam padding and polyurethane cushioning). The various types of wood used in our products include cherry, oak, maple, pine, pecan, mahogany, alder, ash, poplar, and teak which are purchased both domestically and abroad. We purchase fabrics, leathers and other raw materials both domestically and abroad. We believe our supply sources for these materials are adequate.

We have no long-term supply contracts and we have experienced no significant problems in supplying our operations. Although we have strategically selected our suppliers of raw materials, we believe there are a number of other sources available, contributing to our ability to obtain competitive pricing. Prices fluctuate over time depending upon factors such as supply, demand and weather. Increases in prices may have a short-term impact on our profit margins.

We purchase the majority of raw materials for promotional and RTA products domestically, although we purchase paper and certain hardware abroad. We believe our proximity to and relationship with suppliers is advantageous for the sourcing of such materials. In addition, by consolidating our purchasing of various raw materials (such as foam, cartons, springs and fabric) and services, we have been able to realize cost savings.

MARKETING AND ADVERTISING

We use advertising to increase consumer awareness of our brand names and motivate purchases of our products. Our advertising is targeted to specific consumer segments through national and regional television as well as leading shelter and other popular magazines such as Better Homes and Gardens, House Beautiful and Architectural Digest. Each of our Brands uses focused advertising in major markets to create buying urgency around specific sale events and to provide dealer location information, enabling retailers to be listed jointly in advertisements for maximum advertising efficiency and shared costs. Each of our Brands seeks to increase consumer buying and strengthen relationships with retailers through cooperative advertising and selective promotional programs, and focuses its marketing efforts on prime potential customers utilizing information from databases and from callers to each Brand's toll-free telephone number. Each of our Brands maintains consumer websites to promote their products and drive consumers to retail stores.

USES OF CASH

Our preferred use of free cash is reinvestment in the business. In recent years, as free cash has exceeded the needs of funding the business, we have made dividend payments, repaid debt and repurchased our Common Stock. Going forward we expect to continue to pay dividends and will consider debt repayments and the repurchase of our Common Stock as authorized and as free cash is available. Our revolving credit facility contains restrictions on dividend payments and common stock repurchases if the excess availability falls below certain thresholds.

MANAGEMENT AND EMPLOYEES

As of December 31, 2007, we employed approximately 11,900 full-time employees. None of our employees is represented by a union.

During the past three years, we made a number of changes to our senior management team, attracting talent from outside the furniture industry to further strengthen our organization, to introduce new ideas, new cultures and new attitudes, and to help us both reflect and understand our consumer base. We are also establishing a more comprehensive management development program within the Company to help develop our future leaders.

Through regular interaction, sharing of best practices, and cooperative efforts to reduce costs and drive value, our senior leadership team across all of our Brands operates as a single unit. Our goal is to gain the full leverage of our size, while at the same time retaining the entrepreneurial spirit vital to the success of our Brands.

ENVIRONMENTAL MATTERS

We are subject to a wide range of federal, state and local laws and regulations relating to protection of the environment, worker health and safety and the emission, discharge, storage, treatment and disposal of hazardous materials. These laws include the Clean Air Act of 1970, as amended, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act and the Comprehensive Environmental, Response, Compensation and Liability Act ("Superfund"). Certain of our operations use glues and coating materials that contain chemicals that are considered hazardous under various environmental laws. Accordingly, we closely monitor environmental performance at all of our facilities. We believe we are in substantial compliance with all environmental laws. In our opinion, our ultimate liability, if any, under all such laws is not reasonably likely to have a material adverse effect upon our consolidated financial position or results of operations other than potential exposures with respect to which monitoring or cleanup requirements may change over time.

COMPETITION

The residential furniture industry is highly competitive. Our products compete against domestic manufacturers, importers and foreign manufacturers entering the United States market; as well as increased direct importing by some larger retailers. Our competitors include: Ashley Furniture Industries, Inc.; La-Z-Boy Incorporated; Ethan Allen Interiors Inc. and many other home furnishings retailers and manufacturers. The elements of competition include price, style, quality, service and marketing.

BACKLOG

The combined backlog of our operating companies as of December 31, 2007 was approximately $236 million compared to approximately $248 million as of December 31, 2006. Backlog consists of orders believed to be firm for which a customer purchase order has been received. Since orders may be rescheduled or canceled, backlog does not necessarily reflect future sales levels.

TRADEMARKS AND TRADE NAMES

We utilize trademarks and trade names extensively to promote brand loyalty among consumers. We view such trademarks and trade names as valuable assets and we aggressively protect our trademarks and trade names by taking appropriate legal action against anyone who infringes upon or misuses them.

Our principle trademarks and trade names are: Broyhill, Lane, Laneventure, Thomasville, Henredon, Drexel Heritage, Maitland-Smith, Hickory Chair, Pearson, HBF, Vignettes, and Creative Interiors.

WORKING CAPITAL

For information regarding working capital items, see the description of "Financial Condition and Liquidity—Liquidity" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, on Page 14.

INTERNET ACCESS

Forms 10-K, 10-Q, 8-K and all amendments to those reports are available without charge through our website as soon as reasonably practicable after being electronically filed with, or furnished to, the Securities and Exchange Commission. Our website can be accessed at *www.furniturebrands.com*. Information on our website does not constitute part of this Annual Report on Form 10-K.

Item 1A. Risk Factors

Our operating results are subject to quarterly and annual fluctuations as a result of a number of factors. Such factors are set forth below. We may amend or supplement these risk factors from time to time in other reports we file with the Securities and Exchange Commission in the future.

An economic downturn could result in a decrease in our sales and earnings.

The residential furniture industry is subject to cyclical variations in the general economy and to uncertainty regarding future economic prospects. Economic downturns could affect consumer spending habits by decreasing the overall demand for home furnishings. Such events would also impact retailers, our primary customers, resulting in a decrease in our sales and earnings.

Loss of market share due to competition would result in a decrease in our future sales and earnings.

The residential furniture industry is highly competitive and fragmented. We compete with many other manufacturers and retailers some of which offer widely-advertised, well-known, branded products, and large retail furniture dealers who offer their own store-branded products. The highly competitive nature of the industry means we are constantly subject to the risk of losing market share. As a result, we may not be able to maintain or to raise the prices of our products in response to such inflationary pressures as increasing costs. Also due to the large number of competitors and their wide range of product offerings, we may not be able to differentiate our products (through styling, finish and other construction techniques) from those of our competitors. Large retail furniture dealers have the ability to obtain offshore sourcing on their own.

Failure to forecast demand or respond to changes in consumer tastes and fashion trends in a timely manner could result in a decrease in our future sales and earnings.

Residential furniture is a highly styled product subject to fashion trends and geographic consumer tastes. Consumer tastes and fashion trends can change rapidly. If we are unable to anticipate or respond to changes in consumer tastes and fashion trends in a timely manner or to otherwise forecast demand accurately, we may lose sales and face excess inventory (both raw materials and finished goods). Disposal of excess inventory may result in a decrease in sales and earnings.

Failure to achieve our projected mix of product sales could result in a decrease in our future sales and earnings.

Some of our products are sold for a higher profit than other of our products. An increase in the sales of our lower profit products at the expense of the sales of our higher profit products could result in a decrease in our earnings.

Business failures of large dealers and customers could result in a decrease in our future sales and earnings.

Although we have no customers who individually represent 10% or more of our total annual sales, the possibility of business failures of large customers could result in a decrease in our future sales and earnings. Also, we are either lessee on or guarantor of many leases of Company-brand stores operated by independent furniture dealers. Defaults by any of these dealers would result in our becoming responsible for payments under these leases and could reduce our future earnings.

Distribution realignments and cost savings programs can result in a decrease in our near-term sales and earnings.

At times it is necessary that we discontinue certain relationships with customers (retailers) who do not meet our growth and profitability standards. Until realignment is established, there can be a decrease in near-term sales and earnings. We continually review relationships with our customers (retailers) and future realignments are possible based upon such ongoing reviews.

Manufacturing realignments could result in a decrease in our near-term earnings.

We continually review our domestic manufacturing operations and offshore (import) sourcing capabilities. Effects of periodic manufacturing realignments and cost savings programs could result in a decrease in our near-term earnings until the expected cost reductions are achieved. Such programs can include the consolidation and integration of facilities, functions, systems and procedures. Certain products may also be shifted from domestic manufacturing to offshore sourcing. Such actions may not be accomplished as quickly as anticipated and the expected cost reductions may not be achieved in full.

Increased reliance on offshore sourcing of our products subject us to changes in local government regulations and currency fluctuations which could result in a decrease in our earnings.

During recent years, we have been increasing our offshore capabilities to provide flexibility in product programs and pricing to meet competitive pressures. The mix of product lines has been moving from domestically manufactured to offshore sourced. Risks include changes in local government regulations and policies, including those related to tariffs and trade barriers, investments, taxation, exchange controls and repatriation of earnings. Changes in the relative values of currencies could increase our costs and decrease our earnings.

Our operations depend increasingly on production facilities located outside the United States which are subject to increased risks of disrupted production which could cause delays in shipments, loss of customers and decreases in sales and earnings.

We have placed more production in emerging markets to capitalize on market opportunities and to minimize our costs. Our international production operations could be disrupted by a natural disaster, labor strike, war, political unrest, terrorist activity or public health concerns, particularly in emerging countries that are not well-equipped to handle such occurrences. Our production abroad may also be more susceptible to changes in laws and policies in host countries and economic and political upheaval than our domestic production. Any such disruption could cause delays in shipments of products, the loss of customers and decreases in sales and earnings.

Fluctuations in the price, availability and quality of raw materials could cause delay which could result in a decrease in our sales and increase costs which would result in a decrease in our earnings.

Fluctuations in the price, availability and quality of the raw materials we use in manufacturing residential furniture could have a negative effect on our cost of sales and ability to meet the demands of our customers (retailers). Inability to meet the demands of our customers could result in the loss of future sales. We use various types of wood, fabrics, leathers, glass, upholstered filling material, steel, and other raw materials in manufacturing furniture. The costs to manufacture furniture depend in part on the market prices of the raw materials used to produce the furniture. We may not be able to pass along to our customers all or a portion of the costs of higher raw materials due to competitive and marketing pressures.

We are subject to litigation and environmental regulations that could adversely impact our sales and earnings.

We are, and may in the future be, a party to legal proceedings and claims, including those involving product liability and environmental matters, some of which claim significant damages. We face the business risk of exposure to product liability claims in the event that the use of any of our products results in personal injury or property damage. In the event any of our products prove to be defective, we may be required to recall or redesign such products. We maintain insurance against product liability claims, but there can be no assurance such coverage will continue to be available on terms acceptable to us or such coverage will be adequate for liabilities actually incurred. We also are, and may in the future be, a party to legal proceedings and claims arising out of certain dealer terminations as we continue to re-examine and realign our retail distribution strategy. Given the inherent uncertainty of litigation, we can offer no assurance future litigation will not have a material adverse impact. We are also subject to various laws and regulations relating to environmental protection and the discharge of materials into the environment and we could incur substantial costs as a result of the noncompliance with or liability for cleanup or other costs or damages under environmental laws.

Future acquisitions and investments could result in dilution to our earnings per share and a decrease in the valuation of our Common Stock.

As part of our business strategy, we may make acquisitions and investments in businesses that offer complementary products. Risks commonly encountered in acquisitions include the possibility that we pay more than the acquired company or assets are worth, the difficulty of assimilating the operations and personnel of the acquired business, the potential disruption of our ongoing business and the distraction of our management from ongoing business. Consideration paid for future acquisitions could be in the form of cash or stock or a combination thereof. Dilution to existing stockholders and to earnings per share may result in connection with any such future acquisition.

Impairment of long-lived assets, goodwill and intangibles would result in a decrease in our earnings.

Accounting rules require that long-lived assets, goodwill and intangible assets be evaluated for impairment at least annually. We have substantial long-lived assets, goodwill and trademarks, which based upon the outcome of such evaluations has resulted and could in the future result in the write-down of all or a portion of these assets and a corresponding reduction in our earnings and net worth.

Certain anti-takeover provisions and preferred stock issuances could result in a decrease in a potential acquirer's valuation of our Common Stock.

Certain provisions of our Certificate of Incorporation could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our stockholders. Also, our Certificate of Incorporation allows us to issue preferred stock without stockholder approval. Such issuances could also make it more difficult for a third party to acquire us. In addition, we have a shareholders' rights plan which could make it more difficult for a third party to acquire us.

Our growth strategy includes the development of new stores each year. If we and our dealers are not able to open new stores or effectively manage the growth of these stores, our ability to grow and our profitability could be adversely affected.

Our growth in part depends on our ability and the ability of our dealers to open and operate new stores successfully. We have in the past and will likely continue to purchase or otherwise assume operation of Company-brand stores from independent dealers. Our ability and the ability of our dealers to identify and open new stores in desirable locations and operate such stores profitably is a factor in our ability to grow successfully. Increased demands on our operational, managerial and administrative resources could cause us to operate our business less effectively, which in turn could cause deterioration in our profitability.

Loss of funding sources would adversely impact our business.

Access to funding through the financial markets is important to our business operations and if we are unable to maintain such access we could experience an adverse effect on our business and financial results. Failure to maintain satisfactory financial performance could adversely affect our access to the financial markets or increase our financing costs. See discussion of financial covenants included in Financing Arrangements section of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations on page 16.

Reduced trade credit terms could impact our cash flow.

Part of our short term funding is from vendors who extend us payment terms. If industry fundamentals or practices cause a shortening or elimination of these terms the upfront need for cash would reduce our cash position.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We own or lease the following principal plants, offices and distribution centers:

Location	Type of Facility	Floor Space (Sq. ft.)	Owned or Leased
St. Louis, MO	Headquarters	32,978	Leased
Lenoir, NC	Offices	136,000	Owned
Lenoir, NC	Upholstery plant/distribution center	262,878	Owned
Taylorsville, NC	Upholstery plant/distribution center	212,754	Owned
Rutherfordton, NC	Distribution center	1,009,253	Owned
Lenoir, NC	Distribution center	502,420	Leased
Lenoir, NC	Distribution center	205,964	Leased
Rialto, CA	Distribution center	703,176	Leased
Tupelo, MS	Offices/upholstery plant/distribution center	715,951	Owned
Saltillo, MS	Upholstery plant/distribution center	830,200	Owned
Verona, MS	Upholstery plant/distribution center	423,392	Owned
Pontotoc, MS	Upholstery plant/distribution center	358,652	Owned
Wren, MS	Distribution center	494,813	Leased
High Point, NC	Component plant	187,162	Owned
Conover, NC	Upholstery plant	351,015	Owned
Conover, NC	Upholstery plant/distribution center	347,500	Owned
Thomasville, NC	Offices/showroom	256,000	Owned
Thomasville, NC	Case goods plant	325,000	Owned
Lenoir, NC	Case goods plant/distribution center	828,000	Owned
Conover, NC	Upholstery plant	123,200	Owned
Hickory, NC	Upholstery plant/distribution center	209,800	Leased
Thomasville, NC	Distribution center	731,000	Owned
Appomattox, VA	Case goods plant/distribution center	829,800	Owned
High Point, NC	Offices/showroom	100,000	Owned
High Point, NC	Upholstery plant	280,650	Owned
Morganton, NC	Distribution center	513,800	Owned
Longview, NC	Upholstery plant	260,060	Leased
Mt. Airy, NC	Upholstery plant	102,500	Owned
Hickory, NC	Case goods plant/upholstery plant/distribution center	519,011	Owned
High Point, NC	Upholstery plant/distribution center	178,500	Owned
Marion, NC	Distribution center	400,000	Leased
High Point, NC	Offices/distribution center	220,000	Leased
Cebu, Philippines	Case goods plant	480,338	Owned
Semarang, Indonesia	Plant/distribution center	176,413	Leased

The Tupelo, Mississippi facility is encumbered by a mortgage and first lien securing revenue bonds.

We believe our properties are generally well-maintained, suitable for our present operations and adequate for current production requirements. Productive capacity and extent of utilization of our facilities are difficult to quantify with certainty because in any one facility maximum capacity and utilization varies periodically depending upon the product being manufactured, the degree of automation and the utilization of the labor force in the facility. In this context, we estimate the overall production capacity, in conjunction with our import capabilities, is sufficient to meet anticipated demand.

In 2001 we began implementing a plan to reduce our domestic manufacturing capacity. As of December 31, 2007, this plan included the closing, consolidation or reconfiguration of 38 domestic manufacturing facilities. Restructuring activity included the closing of five domestic manufacturing facilities in 2007, the closing or the realignment of three domestic manufacturing facilities in 2006, the closing of eight manufacturing facilities in 2005.

Item 3. Legal Proceedings

We are or may become a defendant in a number of pending or threatened legal proceedings in the ordinary course of business. In our opinion, our ultimate liability, if any, from all such proceedings is not reasonably likely to have a material adverse effect upon our consolidated financial position or results of operations or those of our subsidiaries.

We are also subject to regulation regarding environmental matters, and are a party to certain actions related thereto. For information regarding environmental matters, see "Item 1. Business—Environmental Matters."

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Market Information

Shares of our Common Stock are traded on the New York Stock Exchange. The reported high and low sale prices for our Common Stock on the New York Stock Exchange are included in Note 18 to the consolidated financial statements of the Company.

Holders

As of January 31, 2008, there were approximately 1,400 holders of record of Common Stock.

Dividends

We paid dividends at the rate of $0.16 per share per quarter during 2006 and 2007. On January 30, 2008 we declared a quarterly dividend of $0.04 per share to be paid on February 29, 2008.

Our revolving credit facility contains restrictions on dividend payments if the excess availability falls below certain thresholds. Additional information concerning dividends may be found in the following sections of this Form 10-K, which are incorporated into this Item 5. by reference: "Consolidated Statement of Cash Flows," "Consolidated Statement of Shareholders' Equity and Comprehensive Income," and Note 19, "Quarterly Financial Information (Unaudited)" in Item 8. Financial Statements and Supplementary Data.

Equity Compensation Plan Information

The following table sets forth aggregate information regarding the Company's equity compensation plans as of December 31, 2007:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1)	3,460,484	$23.25	985,391
Equity compensation plans not approved by security holders	—	—	—
Total	3,460,484	$23.25	985,391

(1) Includes the Company's 1992 Stock Option Plan and 1999 Long-Term Incentive Plan. Included in column (a) are 197,867 shares of restricted Common Stock that have been awarded and that vest over a period from 1 to 16 years. These shares of restricted Common Stock were disregarded for purposes of computing the weighted-average exercise price in column (b).

Annually, the Board of Directors determines the amount of fees to be paid to non-employee Directors, including an award of restricted shares of Company Common Stock, as described under "Compensation of Board of Directors" in the 2008 Proxy Statement, hereby incorporated by reference. These shares are purchased in open-market transactions.

Annually, Lane Furniture Industries, Inc., a subsidiary of the Company, awards a limited number of shares of Company Common Stock to a few of its truck drivers as safety awards. 1,222 shares of the Company's Common Stock were issued as safety awards in 2007. These shares are purchased in open-market transactions.

Information regarding the 1992 Stock Option Plan and 1999 Long-Term Incentive Plan set forth in Note 8 of Notes to Consolidated Financial Statements is hereby incorporated by reference.

(c) Repurchase of Equity Securities

On January 26, 2006 the Board of Directors authorized the repurchase of $50 million of Common Stock over the next 12 month period. On January 26, 2007 this authorization expired with no shares having been purchased.

Item 6. Selected Financial Data

FIVE-YEAR CONSOLIDATED FINANCIAL REVIEW

(Dollars in thousands except per share data)	Year Ended December 31, 2007	2006	2005	2004	2003
Summary of operations(1):					
Net sales	$2,082,056	$2,361,680	$2,342,526	$2,412,341	$2,403,240
Gross profit	416,095	507,875	523,088	566,707	554,222
Interest expense	37,388	17,665	11,877	15,314	19,384
Earnings (loss) from continuing operations before income tax expense	(80,478)	72,699	86,804	139,708	147,370
Income tax expense (benefit)	(29,261)	22,784	28,781	49,983	53,935
Net earnings (loss) from continuing operations	(51,217)	49,915	58,023	89,725	93,435
Net earnings from discontinued operations	5,568	5,140	3,413	1,841	1,138
Net earnings (loss)	$ (45,649)	$ 55,055	$ 61,436	$ 91,567	$ 94,573
Per share of common stock:					
Net earning (loss)—diluted:					
Continuing operations	$ (1.06)	$ 1.02	$ 1.11	$ 1.62	$ 1.66
Discontinued operations	0.12	$ 0.11	$ 0.07	0.03	0.02
Total	$ (0.94)	$ 1.13	$ 1.18	$ 1.66	$ 1.68
Dividends	$ 0.64	$ 0.64	$ 0.60	$ 0.525	$ 0.125
Weighted average common shares—diluted (in thousands)	48,446	48,753	52,104	55,220	56,256
Other information(1):					
Working capital	$ 712,455	$ 752,618	$ 718,183	$ 711,115	$ 703,233
Property, plant and equipment, net	178,564	221,398	250,817	284,973	310,563
Capital expenditures	14,374	24,713	28,541	30,593	41,451
Total assets	1,463,078	1,558,203	1,582,224	1,587,759	1,578,259
Long-term debt	280,000	300,800	301,600	302,400	303,200
Shareholders' equity	$ 844,766	$ 910,715	$ 903,952	$ 957,483	$ 966,902

(1) Results of operations for all periods presented have been restated to reflect the classification of HBF as a discontinued operation. Other information data reflects HBF classified as a discontinued operation in the current year only.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Furniture Brands is a vertically integrated operating company that is one of the nation's leading designers, manufacturers, sourcers, and retailers of home furnishings. We market through a wide range of retail channels, from mass merchant stores to single-branded and independent dealers to specialized interior designers. We serve customers through some of the best known and most respected brands in the furniture industry, including Broyhill, Lane, Thomasville, Drexel Heritage, Henredon, Pearson, Hickory Chair, Laneventure, and Maitland-Smith (the "Brands").

Through these Brands, we design, manufacture, source, market and distribute (i) case goods, consisting of bedroom, dining room and living room furniture, (ii) stationary upholstery products, consisting of sofas, loveseats, sectionals and chairs, (iii) occasional furniture, consisting of wood, metal and glass tables, accent pieces, home entertainment centers and home office furniture, (iv) recliners, motion furniture and sleep sofas, and (v) decorative accessories and accent pieces. These Brand names cover nearly every price and product category in the residential furniture industry.

Our breadth of product and national scope of distribution enable us to service retailers ranging in size from small, independently-owned furniture stores to national and regional department stores and chains. The residential furniture retail industry has consolidated in recent years, displacing many small local and regional furniture retailers with larger chains and specialty stores. This consolidation has made access to distribution channels more difficult, and we believe our relative size and the strength of our Brand names offer us an important competitive advantage.

We have a three-tiered approach to our distribution efforts. Our primary avenue of distribution continues to be through a diverse network of independently owned, full-line furniture retailers. The second element of our retail approach is dedicated distribution channels in the form of gallery programs. In this approach retailers employ a concept where products are displayed in complete and fully accessorized room settings. This presentation format encourages consumers to purchase an entire room of furniture instead of individual pieces from different manufacturers. Lastly, we have further developed our dedicated distribution channels with an expanding network of single-brand retail stores. These stores are primarily dealer-owned retail locations that exclusively feature a single brand, such as Thomasville, Drexel Heritage or Henredon. We believe distributing our products through dedicated, single-brand stores strengthens brand awareness, provides well-informed and focused sales personnel and encourages the purchase of multiple items per visit.

There has been a significant change in recent years in the manner by which we bring products to market. Where we have traditionally been a domestic furniture manufacturer, we have shifted to a blended strategy, mixing domestic production with products sourced from offshore.

We have closed or announced the closing of 38 domestic case goods and upholstery manufacturing facilities since the start of 2001, though we still own and operate 21 such facilities, located in North Carolina, Mississippi, and Virginia.

An increasing percentage of our products are being sourced from manufacturers located offshore, primarily in China, the Philippines, Indonesia, and Vietnam. We design and engineer these products, and then have them manufactured to our specifications by independent offshore manufacturers. We also own and operate 2 offshore manufacturing facilities located in the Philippines and Indonesia.

On October 16, 2007 we announced our intent to divest Hickory Business Furniture (HBF) a wholly owned subsidiary that designs and manufactures business furniture in the mid- to upper-price range. We believe this transaction will be completed by the end of the first quarter of 2008; therefore this business unit is reflected as a discontinued operation.

Results of Operations

As an aid to understanding our results of operations on a comparative basis, the following table has been prepared to set forth certain statement of operations and other data for continuing operations for 2007, 2006, and 2005:

	Year Ended December 31,					
	2007		2006		2005	
(Dollars in millions)	Dollars	% of Net Sales	Dollars	% of Net Sales	Dollars	% of Net Sales
Net sales	$2,082.1	100.0%	$2,361.7	100.0%	$2,342.5	100.0%
Cost of sales	1,666.0	80.0	1,853.8	78.5	1,819.4	77.7
Gross Profit	416.1	20.0	507.9	21.5	523.1	22.3
Selling, general and administrative expenses	469.4	22.6	432.3	18.3	428.9	18.3
Earnings (loss) from operations	(53.3)	(2.6)	75.5	3.2	94.2	4.0
Interest expense	37.4	1.8	17.7	0.7	11.9	0.5
Other income, net	10.2	0.5	14.9	0.6	4.5	0.2
Earnings (loss) from continuing operations before income tax expense	(80.5)	(3.9)	72.7	3.1	86.8	3.7
Income tax expense (benefit)	(29.3)	(1.4)	22.8	1.0	28.8	1.2
Net earnings (loss) from continuing operations	$ (51.2)	(2.5)%	$ 49.9	2.1%	$ 58.0	2.5%
Earnings per common share—diluted:						
Earning (loss) from continuing operations	$ (1.06)		$ 1.02		$ 1.11	

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net sales for 2007 were $2,082.1 million compared to $2,361.7 million in 2006, a decrease of $279.6 million or 11.8%. The decrease in net sales was driven by weak retail conditions for all brands resulting in higher price discounts and lower sales volume, partially offset by the sales impact of additional Company-owned stores in 2007. The number of Company-owned stores reached 46 in 2007 prior to the closure of 18 stores in December 2007. Company-owned stores totaled 28 at December 31, 2007 versus 21 stores at December 31, 2006.

Gross profit for 2007 was $416.1 million compared to $507.9 million in 2006. Gross margin decreased from 21.5% in 2006 to 20.0% in 2007. The decline in gross profit is attributable to the lower sales volume, increased price discounting, reduced capacity utilization and increased costs associated with the higher inventory levels, partially offset by higher gross profits at retail and cost savings within our supply chain. Restructuring, asset impairment and severance charges included in cost of sales were $5.8 million in 2007 and $5.3 million in 2006.

Selling, general and administrative expenses increased to $469.4 million in 2007 from $432.3 million in 2006. As a percentage of net sales selling, general and administrative expenses increased from 18.3% in 2006 to 22.6% in 2007. Included in selling, general and administrative expenses were restructuring, asset impairment and severance charges of $29.2 million in 2007 and $2.1 million in 2006. Also contributing to the increase in selling, general and administrative expenses were costs associated with the operations of the additional Company-owned retail stores ($17.4 million) and an increase in bad debt expense ($13.6 million) partially offset by decreases in stock option expense ($2.8 million), retirement costs ($2.6 million) and advertising costs ($1.7 million).

Interest expense for 2007 totaled $37.4 million compared to $17.7 million in 2006. The increase in interest expense resulted from increased interest rates, amortization of waiver fees for amendments to our prior debt facilities, the payment of a make-whole premium related to the refinancing of the prior debt facilities and the write off of deferred financing fees associated with the prior debt facilities. (See "Financial Condition—Financing Arrangements" for further discussion of our debt refinancing).

	Year Ended December 31,	
	2007	2006
Interest expense	$21.1	$17.7
Waiver fees and write off of deferred financing fees	2.1	—
Make whole premium, net of swap gain	14.2	—
	$37.4	$17.7

Other income, net consists of the following (in millions):

	Year Ended December 31,	
	2007	2006
Interest income	$ 3.7	$ 2.6
Gain on termination of hedge accounting	4.1	8.9
Other	2.4	3.4
	$10.2	$14.9

The increase in interest income is due to the increase in short-term investments and notes receivable in 2007. In the second quarter of 2007, in anticipation of refinancing the Note Purchase Agreement, we discontinued hedge accounting treatment on a treasury lock agreement and recorded a gain of $4.1 million. In the second quarter of 2006, in anticipation of refinancing our revolving credit facility, we discontinued hedge accounting treatment on an interest rate swap agreement and recorded a gain of $8.9 million.

Income tax benefit for 2007 totaled $29.3 million, producing an effective tax rate of 36.4%. Income tax expense for 2006 totaled $22.8 million, producing an effective tax rate of 31.3%. The increase in the effective tax rate for 2007 resulted from a lower proportion of income subject to tax in lower marginal rate foreign tax jurisdictions in 2007, a higher proportion of domestic income (loss) in states with higher marginal rates, reduced federal benefits due to the expiration of extra-territorial income exclusion and the non-availability of the domestic manufacturing deduction due to domestic losses.

Earnings (loss) from continuing operations per common share on a diluted basis were ($1.06) in 2007 and $1.02 in 2006. Weighted average shares outstanding used in the calculation of earnings per common share on a diluted basis were 48.4 million in 2007 and 48.8 million in 2006. The reduction in weighted average shares was due to the full year impact of stock repurchases during the first six months of 2006.

Net sales from discontinued operations were $63.6 million in 2007 compared with $56.5 million in 2006. Net earnings were $5.6 million in 2007 compared with $5.1 million in 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net sales for 2006 were $2,361.7 million compared to $2,342.5 million in 2005, an increase of $19.2 million or 0.8%. Thomasville and Lane experienced strong sales growth early in the year; however, slower traffic at retail and competitive pressures resulted in a weak second half of the year for all Brands. Broyhill case goods were negatively impacted in each quarter due to the transition from domestic production to an imported product. The increase in Company-owned stores from 14 to 21 provided a modest addition to net sales.

Gross profit for 2006 was $507.9 million compared to $523.1 million in 2005. Gross margin decreased from 22.3% in 2005 to 21.5% in 2006. The majority of the decline in gross margin is attributable to increased discounting in an attempt to stimulate sales in the second half of the year. Increases in gross margin attributable to the additional retail stores (which operate at significantly higher gross margins) and reduced restructuring charges were offset by increases in raw material prices.

Selling, general and administrative expenses increased to $432.3 million in 2006 from $428.9 million in 2005; however, as a percentage of net sales remained flat at 18.3%. The increase in selling, general and administrative expenses was due to the expensing of stock options ($5.7 million), increased expenses for Company-owned stores ($8.0 million), additional bad debt expenses ($4.4 million) and additional retirement costs ($3.0 million), partially offset by a decline in restructuring charges ($11.9 million) and reduced advertising expenses ($3.4 million).

Interest expense for 2006 totaled $17.7 million compared to $11.9 million in 2005. The increase in interest expense resulted from the refinancing of the credit facility, issuance of term notes with higher interest rates and the termination of hedge accounting on the interest rate swaps.

Other income, net for 2006 totaled $14.9 million compared to $4.5 million for 2005. For 2006, other income consisted of interest on short-term investments and notes receivable of $2.6 million, a gain realized from the termination of hedge accounting on interest rate swaps of $8.9 million and other miscellaneous income and expenses of $3.4 million. This compares with interest income of $2.6 million and other miscellaneous income and expense items totaling $1.9 million in 2005.

Income tax expense for 2006 totaled $22.8 million, producing an effective tax rate of 31.3% compared with an effective tax rate of 33.2% for 2005. The decrease in the effective tax rate for 2006 was primarily the result of a higher proportion of income subject to tax in lower rate foreign tax jurisdictions. As in the past, the rate has been reduced by the Federal Domestic Manufacturing deductions enacted under the American Job Creations Act and federal and state income tax credits.

Earnings from continuing operations per common share on a diluted basis were $1.02 in 2006 and $1.11 in 2005. Weighted average shares outstanding used in the calculation of earnings per common share on a diluted basis were 48.8 million in 2006 and 52.1 million in 2005. The reduction in average shares outstanding was due to the repurchase of 1.7 million shares in 2006 and the full year impact of the repurchase of 4.1 million shares in 2005.

Financial Condition and Liquidity

Liquidity

Cash and cash equivalents at December 31, 2007 totaled $118.8 million compared to $26.6 million at December 31, 2006. Net cash provided by operating activities totaled $152.9 million in 2007 compared with net cash used by operating activities of $26.9 million in 2006. This increase in cash flow from operations in 2007 is attributable to the reduction in working capital particularly the reduction in inventory resulting from management's targeted efforts to reduce inventory to more normal levels following the substantial increase in inventory levels in 2006 and reduction in accounts receivable resulting from reduced sales partially offset by the impact of the decline in net earnings. Net cash provided by operating activities in 2006 decreased to a net use of cash of $26.9 million from net cash provided of $189.0 million in 2005. The decrease was principally the result of substantially higher levels of working capital investment, particularly higher levels of inventory and accounts receivable and lower levels of accounts payable. Net cash provided by investing activities totaled $4.5 million in 2007 compared with net cash used of $14.8 million in 2006 and $18.7 million in 2005. The decrease in cash used in investing activities is the result of asset sales proceeds of $23.2 million in 2007 compared with $9.9 million in 2006 and 9.8 million in 2005 and from reduced purchases of property, plant and equipment totaling $14.4 million in 2007, $24.7 million in 2006 and $28.5 million in 2005. Net cash used in financing activities totaled $65.2 million in 2007 compared with $46.1 in 2006 and $107.2 million in 2005. Net cash used by financing activities in 2007 consisted primarily of payment of long-term debt ($10.8 million), cash deposited in a restricted account for the payment of long-term debt ($20.0 million) and cash dividends ($31.0 million). Net cash used by financing activities in 2006 consisted primarily of payment of cash dividends ($31.3 million) and the purchase of treasury stock ($40.1 million) partially offset by additions to long-term debt ($9.2 million). The decrease in cash used by financing activities in 2006 compared with 2005 was principally due to a reduction in purchases of treasury stock of $42.6 million.

Working capital was $712.5 million at December 31, 2007 compared to $752.6 million at December 31, 2006. The current ratio was 4.8-to-1 at December 31, 2007 compared to 5.0-to-1 at December 31, 2006. The decrease in working capital primarily resulted from reductions in accounts receivable and inventory, and an increase in current maturities of long-term debt partially offset by a decrease in accrued expenses and an increase in cash and cash equivalents and restricted cash. We expect to continue reducing working capital; however, the December 31, 2007 balance is comparable with historical balances (see Five-Year Consolidated Financial Review) and future reductions are expected to be modest.

Financing Arrangements

As of December 31, 2007, long-term debt consisted of the following (in millions):

Revolving credit facility—secured	$300.0
Other	0.8
	300.8
Less: current maturities	20.8
Long-term debt	$280.0

On August 9, 2007, we refinanced our revolving credit facility with a group of financial institutions. The new facility is a 5-year secured revolving credit facility with a commitment of $550.0 million subject to a borrowing base of certain eligible accounts receivable and inventory. The new facility allows for the issuance of letters of credit and cash borrowings. Letters of credit are limited to no more than $100.0 million, with cash borrowings limited by the facilities borrowing base amount less letters of credit outstanding. As of December 31, 2007, there were $300.0 million of cash borrowings and $28.9 million in letters of credit outstanding. In December 2007, we deposited $20.0 million in a cash collateral account at the lead bank of our revolving credit facility. This $20.0 million, which was classified as restricted cash as of December 31, 2007 was used to repay a portion of our long-term debt on January 14, 2008. The portion of the long-term debt related to this payment was reclassified to current maturities as of December 31, 2007. Based upon our borrrowing base as of December 31, 2007 we could have borrowed an additional $4.5 million. An additional $75.0 million would have been available had we been able to meet certain financial covenants including a fixed charge coverage ratio. On February 15, 2008, we repaid an additional $30.0 million of our long-term debt.

Cash borrowings under the secured revolving credit facility will be at either (i) a base rate (the greater of the prime rate and the Federal Funds Effective Rate plus ½%) or (ii) an adjusted Eurodollar rate plus an applicable margin, depending upon the type of loan selected. The applicable margin over the adjusted Eurodollar rate is 1.25% for the first six months of the facility and thereafter will fluctuate with excess availability. As of December 31, 2007, loans outstanding under the secured revolving credit facility consisted of $300.0 million based on the adjusted Eurodollar rate at a weighted average interest rate of 6.3%.

The revolving credit facility is guaranteed by all of our domestic subsidiaries and is secured primarily by all of our accounts receivable, inventory and cash. Availability under the facility will fluctuate based upon a borrowing base calculation consisting of eligible accounts receivable and inventory. Certain covenants and restrictions, including a fixed charge coverage ratio, will become effective if excess availability falls below certain thresholds. We currently would not comply with the fixed charge coverage ratio; however, we do not expect to fall below the required excess availability threshold in 2008. We believe that the revolving credit facility along with our current cash position will be adequate to meet our liquidity requirements for the foreseeable future.

Funds borrowed under the secured revolving credit facility were used to repay in full the existing indebtedness in the amount of $150.0 million owed pursuant to the terms of the unsecured revolving credit facility dated April 21, 2006, which terminated upon payment. We also repaid in full the $150.0 million of senior notes issued under the Note Purchase Agreement dated May 17, 2006. In connection with the termination of the Note Purchase Agreement, we paid and charged to interest expense a make-whole premium of $17.0 million. In order to mitigate the risk associated with the make-whole premium we entered into a financial hedging agreement to offset changes in the interest rate and recognized a gain of $2.8 million. This gain was recorded as a reduction of interest expense. In addition, due to the extinguishment of these two credit facilities, deferred financing fees of $1.0 million were charged to interest expense. The impact of these items related to the refinancing of the prior debt facilities was to increase interest expense by $15.2 million for the twelve months December 31, 2007.

The following table summarizes the payments related to our outstanding contractual obligations as of December 31, 2007:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Long-term debt obligations:					
Revolving Credit Facility	$ 20.0	$ —	$280.0	$ —	$300.0
Other	0.8	—	—	—	0.8
Interest expense(1)	17.7	35.3	28.4	—	81.4
Operating lease obligations (net of subleases)	41.2	70.6	52.1	52.9	216.8
Purchase obligations(2)	—	—	—	—	—
	$ 79.7	$105.9	$360.5	$52.9	$599.0

(1) Interest payments calculated at rates in effect at December 31, 2007.

(2) We are not a party to any long-term supply contracts. We do, in the normal course of business, initiate purchase orders for the procurement of finished goods, raw materials and other services. All purchase orders are based upon current requirements and are fulfilled within a short period of time.

Other

Market Risk

We have exposure to market risk from changes in interest rates. Our exposure to interest rate risk consists of interest expense on our floating rate revolving credit facility and interest income on our cash equivalents. A 10% interest rate increase would result in additional interest expense of $1.9 million annually.

Funded Status of the Defined Benefit Pension Plan

As of December 31, 2007, the projected benefit obligation of our defined benefit pension plan exceeded the fair value of the plan's assets. As a result, a pension liability of $50.1 million was recorded at December 31, 2007, a decrease from the $61.4 million liability at December 31, 2006. This decrease resulted from a $12.0 million contribution in 2007.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

We have chosen accounting policies we believe are appropriate to report accurately and fairly our operating results and financial position and we apply these policies in a consistent manner. We consider the following policies to be critical in the preparation of our consolidated financial statements.

Revenue Recognition

Revenues (sales) are recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) there is a fixed or determinable price; (3) delivery has occurred; and (4) collectibility is reasonably assured. These criteria are satisfied and revenue recognized primarily upon shipment of product. Appropriate provisions for customer returns and discounts are recorded based upon historical results.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based upon the review of specific customer account balances, historical experience and an overall aging of the accounts receivable.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories are regularly reviewed for excess quantities and obsolescence based upon historical experience, specific identification of discontinued items, future demand and market conditions and appropriate adjustments are recorded. If actual demand or market conditions are less favorable than estimated then additional inventory write-downs would be required.

Long-lived Assets

Long-lived assets, which consist primarily of goodwill, trademarks and property, plant and equipment, are reviewed for impairment annually or whenever events or changes in business circumstances indicate the carrying values of the assets may not be recoverable. If we determine the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge would be recorded in the amount by which the long-lived asset exceeds fair value.

Retirement Plans

Defined benefit plan expense and obligation calculations are dependent on various assumptions. These assumptions include discount rate, expected return on plan assets and rate of compensation increase. The discount rate used to calculate the retirement obligations at December 31, 2007 was 6.25% and was determined using Moody's Aa bond index customized to the plan's projected benefit cash flow. In 2007, retirement plan expense was calculated using an expected return on plan assets of 7.5% and the rate of compensation increases of 3.5%. The expected return on plan assets was developed through analysis of historical market returns by asset class, current market conditions and the trust funds past experience. The rate of compensation increases was based upon historical experience. We believe these assumptions to be reasonable; however, differences in assumptions would impact the calculated obligation and future expense. For example, a 0.25% change in the discount rate would result in a $14 million change in the pension obligation and a 0.25% change in the expected return on plan assets would result in a $0.9 million change in pension expense.

On December 31, 2005, the defined benefit plans were amended, freezing and ceasing future benefit accruals as of that date. Certain transition benefits will be provided to participants who had attained age 50 and had completed 10 years of services as of December 31, 2005. We currently provide benefits to our employees through an increased match in the defined contribution plan.

Recently Issued Statements of Financial Accounting Standards

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value in U. S. GAAP, and expands the disclosure requirements regarding fair value measurements. The rule does not introduce new requirements mandating the use of fair value. SFAS 157 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The definition is based on an exit price rather than an entry price, regardless of whether the entity plans to hold or sell the asset. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The effective date for SFAS 157 has been delayed until fiscal years beginning after November 15, 2008 for non-financial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. We are currently assessing the impact, if any, of SFAS 157 on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007) ("SFAS 141R"), *Business Combinations*. SFAS 141R requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently assessing the impact of SFAS 141R on our consolidated financial statements; however, the impact will be limited to business combinations occurring on or after January 1, 2009.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), *The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115*. SFAS 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected would be reported in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements in order to facilitate comparisons between entities choosing different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect existing accounting requirements for certain assets and liabilities to be carried at fair value. SFAS 159 is effective as of the beginning of a reporting entity's first fiscal year that begins after November 15, 2007. We are currently assessing the impact, if any, of SFAS 159 on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (SFAS 160"), *Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB*

No. 51. SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently assessing the impact, if any, of SFAS 160 on our consolidated financial statements.

In September 2006, the Emerging Issues Task Force issued EITF 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*. This consensus concludes that for a split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits in accordance with FASB Statement No. 106 (if, in substance, a postretirement benefit plan exists) or APB 12 (if the arrangement is, in substance an individual deferred compensation contract) based upon the substantive agreement with the employee. The consensus is effective for fiscal years beginning after December 15, 2007. The effects of applying this consensus should be recognized through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. We anticipate the adoption of this consensus in 2008 will result in a cumulative-effect adjustment of $0.8 million before income tax.

Forward-Looking Statements

Matters discussed in this filing and in our public disclosures, whether written or oral, relating to future events or our future performance, including any discussion, express or implied, of our anticipated growth, operating results, future earnings per share, plans and objectives, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934." These statements are often identified by the words "will", "believe", "positioned", "estimate", "project", "target", "continue", "intend", "expect", "future", "anticipates", and similar expressions that are not statements of historical fact. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Our actual results and timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" in this Annual Report on Form 10-K for the year ended December 31, 2007, our quarterly reports on Form 10-Q, and in our other public filings with the Securities and Exchange Commission. Such factors include, but are not limited to: risks associated with the execution of our strategic plan; changes in economic conditions; loss of market share due to competition; failure to forecast demand or anticipate or respond to changes in consumer tastes and fashion trends; failure to achieve projected mix of product sales; business failures of large customers; distribution and cost savings programs; manufacturing realignments; increased reliance on offshore (import) sourcing of various products; fluctuations in the cost, availability and quality of raw materials; product liability uncertainty; environmental regulations; future acquisitions; impairment of goodwill and other intangible assets; anti-takeover provisions which could result in a decreased valuation of our common stock; loss of funding sources; and our ability to open and operate new retail stores successfully. It is routine for internal projections and expectations to change as the year or each quarter in the year progresses, and therefore it should be clearly understood that all forward-looking statements and the internal projections and beliefs upon which we base our expectations included in this report or other periodic reports are made only as of the date made and may change. While we may elect to update forward-looking statements at some point in the future, we do not undertake any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We have exposure to market risk from changes in interest rates. Our exposure to interest rate risk consists of interest expense on our floating rate revolving credit facility and interest income on our cash equivalents. We periodically enter into swap agreements to manage our fluctuating interest rates. However, we did not have any interest rate swap agreements at December 31, 2007. A 10% interest rate increase would result in additional interest expense of $1.9 million annually. All derivative instruments at December 31, 2007, which are primarily currency hedges, are entered into for other than trading purposes and are not material to our financial position and results of operations.

Item 8. Financial Statements and Supplementary Data

FURNITURE BRANDS INTERNATIONAL, INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements and Schedules

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Furniture Brands International, Inc.:

We have audited the accompanying consolidated balance sheets of Furniture Brands International, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Furniture Brands International, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 10 to the consolidated financial statements, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", effective January 1, 2007. As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 123 (Revised 2004), "Share Based Payments", effective January 1, 2006. As discussed in Note 11 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", effective December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Furniture Brands International, Inc.'s internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 29, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

St. Louis, Missouri

February 29, 2008

FURNITURE BRANDS INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)	December 31, 2007	December 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 118,764	$ 26,565
Cash—restricted	20,000	—
Receivables, less allowances of $45,467 ($29,025 at December 31, 2006)	292,694	362,557
Inventories (Note 4)	401,302	502,070
Deferred income taxes	36,978	31,600
Prepaid expenses and other current assets	17,880	18,382
Current assets of discontinued operations	12,236	—
Total current assets	899,854	941,174
Property, plant and equipment, net (Note 5)	178,564	221,398
Goodwill (Note 6)	167,356	182,652
Other intangible assets (Note 6)	162,571	169,671
Other assets	36,770	43,308
Noncurrent assets of discontinued operations	17,963	—
Total assets	$1,463,078	$1,558,203
Liabilities and Shareholders' Equity		
Current liabilities:		
Current maturities of long-term debt	$ 20,800	$ 10,800
Accounts payable	93,557	94,515
Accrued employee compensation	21,633	27,462
Other accrued expenses	46,102	55,779
Current liabilities of discontinued operations	5,307	—
Total current liabilities	187,399	188,556
Long-term debt (Note 7)	280,000	300,800
Deferred income taxes	28,859	44,637
Other long-term liabilities	121,913	113,495
Noncurrent liabilities of discontinued operations	141	—
Shareholders' equity:		
Preferred stock, 10,000,000 shares authorized, no par value—none issued	—	—
Common stock, 200,000,000 shares authorized, $1.00 stated value—56,482,541 shares issued at December 31, 2007 and December 31, 2006 (Note 9)	56,483	56,483
Paid-in capital	226,773	227,520
Retained earnings	768,731	843,811
Accumulated other comprehensive expense (Note 13)	(26,965)	(33,188)
Treasury stock at cost (7,984,370 shares at December 31, 2007 and 8,146,289 shares at December 31, 2006)	(180,256)	(183,911)
Total shareholders' equity	844,766	910,715
Total liabilities and shareholders' equity	$1,463,078	$1,558,203

See accompanying notes to consolidated financial statements.

FURNITURE BRANDS INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share data)	Year Ended December 31, 2007	2006	2005
Net sales	$2,082,056	$2,361,680	$2,342,526
Cost of sales	1,665,961	1,853,805	1,819,438
Gross profit	416,095	507,875	523,088
Selling, general and administrative expenses	469,434	432,336	428,930
Operating earnings (loss)	(53,339)	75,539	94,158
Interest expense	37,388	17,665	11,877
Other income, net (Note 16)	10,249	14,825	4,523
Earnings (loss) from continuing operations before income tax expense	(80,478)	72,699	86,804
Income tax expense (benefit) (Note 10)	(29,261)	22,784	28,781
Net earnings (loss) from continuing operations	(51,217)	$ 49,915	$ 58,023
Net earnings from discontinued operations	5,568	5,140	3,413
Net earnings (loss)	$ (45,649)	$ 55,055	$ 61,436
Earnings per common share—basic and diluted:			
Earnings (loss) from continuing operations	$ (1.06)	$ 1.02	$ 1.11
Earnings from discontinued operations	0.12	0.11	0.07
Net earnings (loss)	$ (0.94)	$ 1.13	$ 1.18
Weighted average shares of common stock outstanding:			
Basic	48,446	48,753	51,976
Diluted	48,446	48,753	52,104

See accompanying notes to consolidated financial statements.

FURNITURE BRANDS INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	Year Ended December 31, 2007	2006	2005
Cash flows from operating activities:			
Net earnings (loss)	$ (45,649)	$ 55,055	$ 61,436
Adjustments to reconcile net earnings (loss) to net cash provided by (used in)operating activities:			
Depreciation and amortization	29,982	36,670	45,240
Compensation expense related to stock option grants and restricted stock awards	3,251	6,142	253
Tax benefit from the exercise of stock options	—	411	—
Provision (benefit) for deferred income taxes	(20,080)	(15,384)	(11,989)
Other, net	15,304	(5,915)	10,084
Changes in operating assets and liabilities:			
Accounts receivable	63,627	(13,355)	25,531
Inventories	100,019	(69,256)	12,014
Prepaid expenses and other assets	2,659	(2,795)	(6,903)
Accounts payable and other accrued expenses	(12,482)	(31,971)	28,872
Other long-term liabilities	16,258	13,525	24,445
Net cash provided by (used in) operating activities	152,889	(26,873)	188,983
Cash flows from investing activities:			
Acquisition of stores, net of cash acquired	(4,241)	—	—
Proceeds from the disposal of assets	23,161	9,941	9,829
Additions to property, plant and equipment	(14,374)	(24,713)	(28,541)
Net cash provided by (used in) investing activities	4,546	(14,772)	(18,712)
Cash flows from financing activities:			
Proceeds from termination of cash flow hedges	—	8,623	—
Payments for debt issuance costs	(3,424)	(1,307)	—
Additions to long-term debt	325,401	470,000	—
Payments of long-term debt	(336,201)	(460,800)	(800)
Funding of restricted cash account for payment of current maturities of long-term debt	(20,000)	—	—
Proceeds from exercise of stock options	—	8,305	7,552
Tax benefit from the exercise of stock options	—	411	—
Payments of cash dividends	(31,012)	(31,269)	(31,267)
Payments for the purchase of treasury stock	—	(40,075)	(82,682)
Net cash used in financing activities	(65,236)	(46,112)	(107,197)
Net increase (decrease) in cash and cash equivalents	92,199	(87,757)	63,074
Cash and cash equivalents at beginning of period	26,565	114,322	51,248
Cash and cash equivalents at end of period	$ 118,764	$ 26,565	$ 114,322
Supplemental Disclosure:			
Cash payments for income taxes, net	$ 1,776	$ 59,447	$ 40,570
Cash payments for interest expense	$ 34,689	$ 15,581	$ 11,954

See accompanying notes to consolidated financial statements.

FURNITURE BRANDS INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands)	Year Ended December 31, 2007	2006	2005
Common Stock:			
Beginning balance	$ 56,483	$ 56,483	$ 56,483
Stock plans activity (Note 8)	—	—	—
Ending balance	$ 56,483	$ 56,483	$ 56,483
Paid-In Capital:			
Beginning balance	$ 227,520	$ 221,754	$ 226,602
Stock plans activity (Note8)	(747)	5,766	(4,848)
Ending balance	$ 226,773	$ 227,520	$ 221,754
Retained Earnings:			
Beginning balance	$ 843,811	$ 820,025	$ 789,856
Net earnings (loss)	(45,649)	55,055	61,436
Adjustment to adopt FIN 48	1,581	—	—
Cash dividends (per share 2007-$0.64, 2006-$0.64, 2005-$0.60)	(31,012)	(31,269)	(31,267)
Ending balance	$ 768,731	$ 843,811	$ 820,025
Accumulated Other Comprehensive Income (Expense): (Note 13)			
Beginning balance	$ (33,188)	$ (41,382)	$ (31,076)
Other comprehensive income (expense)	6,223	13,244	(10,306)
Adjustment to initially apply SFAS No. 158, net of income tax benefit of $3,031	—	(5,050)	—
Ending balance	$ (26,965)	$ (33,188)	$ (41,382)
Treasury Stock:			
Beginning balance	$(183,911)	$(152,928)	$ (84,382)
Stock plans activity (Note 8)	3,655	9,092	14,136
Purchase of treasury stock (1,734,951 shares in 2006 and 4,125,588 shares in 2005)	—	(40,075)	(82,682)
Ending balance	$(180,256)	$(183,911)	$(152,928)
Total Shareholders' Equity	$ 844,766	$ 910,715	$ 903,952
Comprehensive income (loss):			
Net earnings	$ (45,649)	$ 55,055	$ 61,436
Other comprehensive income, net of tax:			
Pension liability	2,784	17,736	(12,516)
Foreign currency translation	3,439	1,171	555
Financial instruments accounted for as hedges	—	(5,663)	1,655
Other comprehensive income (expense)	6,223	13,244	(10,306)
	$ (39,426)	$ 68,299	$ 51,130

See accompanying notes to consolidated financial statements.

FURNITURE BRANDS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

1. THE COMPANY

Furniture Brands is a vertically integrated operating company that is one of the nation's leading designers, manufacturers, and retailers of home furnishings. We market through a wide range of retail channels, from mass merchant stores to single-branded and independent dealers to specialized interior designers. We serve customers through some of the best known and most respected brands in the furniture industry, including Broyhill, Lane, Thomasville, Drexel Heritage, Henredon, Pearson, Hickory Chair, Laneventure, and Maitland-Smith. Through these brands, we design, manufacture, source, market and distribute a full-line of branded products consisting of both wood and upholstered furniture.

Substantially all of our sales are made to unaffiliated furniture retailers. We have a diversified customer base with no one customer accounting for 10% or more of consolidated net sales and other than the retail furniture industry no particular concentration of credit risk in one economic sector. Foreign operations and foreign net sales are not material.

2. SIGNIFICANT ACCOUNTING POLICIES

Our significant accounting policies are set forth below.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reported period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the Furniture Brands accounts and those of our subsidiaries. All material intercompany transactions are eliminated in consolidation. The Company's fiscal year ends on December 31. The subsidiaries included in the consolidated financial statements report their results of operations as of the Saturday closest to December 31. Accordingly, the results of operations will periodically include a 53-week fiscal year. Fiscal years 2007, 2006 and 2005 were all 52-week years. Fiscal year 2008 will be a 53-week year.

Cash and Cash Equivalents

We consider all short-term investments with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories are regularly reviewed for excess quantities and obsolescence based upon historical experience, specific identification of discontinued items, future demand and market conditions and appropriate adjustments are recorded.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost when acquired. Depreciation is calculated using the straight-line method based on the estimated useful lives of the respective assets, which generally range from 3 to 45 years for buildings and improvements and from 3 to 12 years for machinery and equipment. Long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized if expected future cash flows of the related assets are less than their carrying value.

Intangible Assets

Intangible assets consist of goodwill and trademarks. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets with indefinite lives are no longer amortized, but instead tested for impairment. Intangible assets are reviewed for impairment annually or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable.

Goodwill is tested by estimating the fair value of each reporting unit using a discounted cash flow model with an appropriate risk adjusted discount rate. The fair value of each reporting unit is then compared with the carrying value to determine if any impairment exists.

The fair value of trademarks is calculated using a "relief from royalty payments" methodology. This approach involves two steps: (i) estimating reasonable royalty rates for each trademark and (ii) applying these royalty rates to a net sales stream and discounting the resulting cash flows to determine fair value. This fair value is then compared with the carrying value of each trademark.

Fair Value of Financial Instruments

We consider the carrying amounts of cash and cash equivalents, receivables, and accounts payable to approximate fair value because of the short maturity of these financial instruments.

Amounts outstanding under the revolving credit agreement are considered to be carried in the financial statements at their estimated fair values because they accrue interest at rates which generally fluctuate with interest rate trends.

We periodically use interest rate swap agreements (derivative financial instruments) to hedge risk associated with our floating rate long-term debt. Each derivative instrument designated as a hedge is recorded on the balance sheet at fair value as an asset or liability with any gain or loss recorded as a component of accumulated other comprehensive income (expense) until recognized in earnings. The fair value of the swap agreements is based upon quoted market prices. The net amount to be paid or received under the interest rate swap agreements is recorded as a component of interest expense. As of December 31, 2007 we had no interest rate swap agreements.

Revenue Recognition

Revenues (sales) are recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) there is a fixed or determinable price; (3) delivery has occurred; and

(Dollars in thousands except per share data)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(4) collectibility is reasonably assured. These criteria are satisfied and revenue recognized primarily upon shipment of product. Appropriate provisions for customer returns and discounts are recorded based upon historical experience.

Advertising Costs

Advertising production costs are expensed when advertisements are first aired or distributed. Total advertising costs were $70,308 for 2007, $71,958 for 2006, and $75,309 for 2005.

Stock-Based Compensation

Effective January 1, 2006 we adopted Statement of Financial Accounting Standard No. 123 (Revised 2004)—Share-Based Payment (SFAS No. 123R) using the modified prospective application transition method. Under the modified prospective approach, the provisions of SFAS No. 123R are applied to new awards and to awards modified, repurchased or cancelled after the effective date. Additionally, compensation cost is also recognized for the unvested portion of awards granted prior to adoption. Prior year financial statements are not restated.

Prior to the adoption of SFAS No. 123R, we accounted for stock based compensation plans under APB Opinion No. 25 "Accounting for Stock Issued to Employees". The following table illustrates the impact on net earnings and earnings per common share if the fair value method had been applied.

	Year Ended December 31, 2005
Net earnings	$61,436
Deduct: Stock-based employee compensation expense determined under fair value based method, net of income tax benefits	4,212
Net earnings—pro forma	$57,224
Earnings per share—basic:	
As reported	$ 1.18
Pro forma	$ 1.10
Earnings per share—diluted:	
As reported	$ 1.18
Pro forma	$ 1.10

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized as income tax expense (benefit) in the period that includes the enactment date.

(Dollars in thousands except per share data)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

Certain amounts in the consolidated financial statements have been reclassified to conform to the 2007 presentation. These reclassifications have no effect on net earnings or stockholders' equity as previously reported. On October 16, 2007 we announced our intent to divest Hickory Business Furniture (HBF) a wholly owned subsidiary that designs and manufactures business furniture in the mid- to upper-price range. We believe it is likely this transaction will be completed by the end of the first quarter of 2008. This business unit is reflected as a discontinued operation, pursuant to the provisions of Statement of Financial Accounting Standard No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.*

3. RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

In 2001 we began implementing a plan to reduce our domestic manufacturing capacity. As of December 31, 2007, this plan included the closing, consolidation or reconfiguration of 38 domestic manufacturing facilities. Restructuring activity included the closing of five manufacturing facilities and 18 retail stores in 2007, the closing or the realignment of three manufacturing facilities in 2006, and the closing of eight manufacturing facilities in 2005.

Asset impairment charges were recorded to reduce the carrying value of all idle facilities and related machinery and equipment to their net realizable value. The determination of the impairment charges were based primarily upon (i) consultations with real estate brokers, (ii) proceeds from recent sales of Company facilities and (iii) the market prices being obtained for similar long-lived assets.

Restructuring and asset impairment charges were as follows:

	Year Ended December 31,		
	2007	2006	2005
Restructuring charges:			
Costs to shutdown, cleanup and vacate facilities	$ 681	$1,675	$ 3,793
One-time termination benefits	8,475	2,873	7,628
Lease termination costs	7,217	—	—
Inventory write-downs	—	713	—
	16,373	5,261	11,421
Impairment charges	11,502	2,142	9,988
	27,875	$7,403	$21,409
Statement of Operations classification:			
Cost of sales	$ 5,784	$5,280	$ 7,427
Selling, general and administrative expenses	22,091	2,123	13,982
	$27,875	$7,403	$21,409

Real estate held for sale with a carrying value of $1,054 and $5,007 was included in other assets as of December 31, 2007 and 2006, respectively. The accrual for lease termination costs of $7,217 is included in other long-term liabilities at December 31, 2007.

(Dollars in thousands except per share data)

4. INVENTORIES

Inventories are summarized as follows:

	December 31, 2007	December 31, 2006
Finished products	$283,236	$360,442
Work-in-process	24,005	35,411
Raw materials	94,061	106,217
	$401,302	$502,070

5. PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment consist of the following:

	December 31, 2007	December 31, 2006
Land	$ 16,964	$ 17,701
Buildings and improvements	225,352	244,629
Machinery and equipment	268,862	347,661
	511,178	609,991
Less accumulated depreciation	332,614	388,593
	$178,564	$221,398

6. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets include the following:

	December 31, 2007	December 31, 2006
Goodwill		
Beginning balance	$182,652	$182,507
Income tax benefit of deductible goodwill	(676)	(716)
Goodwill associated with discontinued operation	(14,276)	—
Other	(344)	861
Ending balance	$167,356	$182,652
Trademarks and trade names		
Beginning balance	$169,671	$169,671
Trade name impairment	(7,100)	—
Ending balance	$162,571	$169,671

Our other intangible assets consist of trademarks and trade names all having indefinite lives. Goodwill and other intangible assets with indefinite lives are tested annually for impairment or whenever events or changes in business circumstances indicate the carrying value of the assets may not

(Dollars in thousands except per share data)

6. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

be recoverable. During 2007, we tested for impairment and the fair value of certain trade names were lower than their carrying value. Therefore, a non-cash pretax charge of $7,100 was recorded to reduce the carrying value of those trade names to their estimated fair value. This charge is reflected in selling, general and administrative expenses in the statement of operations.No impairment was recorded in 2006 and 2005.

7. LONG-TERM DEBT

Long-term debt consists of the following:

	December 31, 2007	December 31, 2006
Revolving credit facility—secured	$300,000	$ —
Revolving credit facility—unsecured	—	160,000
6.83% Senior Notes	—	150,000
Other	800	1,600
	300,800	311,600
Less: current maturities	20,800	10,800
Long-term debt	$280,000	$300,800

On August 9, 2007, we refinanced our revolving credit facility with a group of financial institutions. The new facility is a 5-year secured revolving credit facility with a commitment of $550,000 subject to a borrowing base of certain eligible accounts receivable and inventory. The new facility allows for the issuance of letters of credit and cash borrowings. Letters of credit are limited to no more than $100,000, with cash borrowings limited by the facilities borrowing base amount less letters of credit outstanding. As of December 31, 2007, there were $300,000 of cash borrowings and $28,873 million in letters of credit outstanding. In December 2007, we deposited $20,000 in a cash collateral account at the lead bank of our revolving credit facility. This $20,000, which was classified as restricted cash as of December 31, 2007 was used to repay a portion of our long-term debt on January 14, 2008. The portion of the long-term debt related to this payment was reclassified to current maturities as of December 31, 2007. Based upon our borrrowing base as of December 31, 2007 we could have borrowed an additional $4,500. On February 15, 2008, we repaid an additional $30,000 of our long-term debt.

Cash borrowings under the secured revolving credit facility will be at either (i) a base rate (the greater of the prime rate and the Federal Funds Effective Rate plus ½%) or (ii) an adjusted Eurodollar rate plus an applicable margin, depending upon the type of loan selected. The applicable margin over the adjusted Eurodollar rate is 1.25% for the first six months of the facility and thereafter will fluctuate with excess availability. As of December 31, 2007, loans outstanding under the secured revolving credit facility consisted of $300,000 based on the adjusted Eurodollar rate at a weighted average interest rate of 6.3%.

The revolving credit facility is guaranteed by all of our domestic subsidiaries and is secured primarily by all of our accounts receivable, inventory and cash. Availability under the facility will fluctuate based upon a borrowing base calculation consisting of eligible accounts receivable and inventory. Certain covenants and restrictions, including a fixed charge coverage ratio, will become

(Dollars in thousands except per share data)

7. LONG-TERM DEBT (Continued)

effective if excess availability falls below certain thresholds. We currently would not comply with the fixed charge coverage ratio; however, we do not expect to fall below the required excess availability thresholds in 2008.

Funds borrowed under the secured revolving credit facility were used to repay in full the existing indebtedness in the amount of $150,000 owed pursuant to the terms of the unsecured revolving credit facility dated April 21, 2006, which terminated upon payment. We also repaid in full the $150,000 of senior notes issued under the Note Purchase Agreement dated May 17, 2006. In connection with the termination of the Note Purchase Agreement, we paid and charged to interest expense a make-whole premium of $16,985. In order to mitigate the risk associated with the make-whole premium we entered into a financial hedging agreement to offset changes in the interest rate and recognized a gain of $2,798. This gain was recorded as a reduction of interest expense. In addition, due to the extinguishment of these two credit facilities, deferred financing fees of $1.0 million were charged to interest expense. The impact of these items related to the refinancing of the prior debt facilities was to increase interest expense by $15,190 for the twelve months December 31, 2007.

8. STOCK OPTIONS AND RESTRICTED STOCK AWARDS

We have outstanding option grants pursuant to the 1992 Stock Option Plan and the 1999 Long-Term Incentive Plan. These plans are administered by the Human Resources Committee of the Board of Directors and permit certain key employees to be granted nonqualified options, performance-based options, restricted stock, or combinations thereof. Options must be issued at market value on the date of grant and expire in a maximum of ten years. As of December 31, 2007 there were 985,391 shares available for grant. Shares issued upon exercise of stock options or issuance of restricted shares may be from new shares or from treasury stock. The compensation cost that has been charged against income for stock incentive plans were $2,866 ($1,824 net of income tax benefit) and $5,734 ($3,647 net of income tax benefit) for the twelve months ended December 31, 2007 and 2006, respectively.

The fair value of the award is recognized as compensation expense on a straight-line basis over the vesting period, generally four years for stock options and various terms ranging from one to seventeen years for the restricted stock and restricted stock units.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used to determine the fair value of options granted in the periods indicated.

	2007	2006	2005
Risk-free interest rate	4.9%	4.4%	3.8%
Expected dividend yield	4.2%	2.5%	2.6%
Expected life (in years)	6.0	5.6	6.0
Expected volatility	36.5%	39.8%	42.6%

The risk-free interest rate is based upon U.S. Treasury Securities with a term similar to the expected life of the option grant. The dividend yield is calculated based upon the dividend rate on the date of the grant. The expected term of the option grant is based upon historical exercise results.

(Dollars in thousands except per share data)

8. STOCK OPTIONS AND RESTRICTED STOCK AWARDS (Continued)

Expected volatility is calculated based upon the historical volatility over a period equal to the expected term of the option grant.

Other information pertaining to option activity during the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Weighted average fair value per share of options granted	$4.25	$ 8.37	$ 8.19
Total intrinsic value of stock options exercised	$ —	$1,481	$4,361

A summary of option activity is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	3,861,300	$24.28		
Granted	324,192	15.21		
Exercised	—	—		
Forfeited or expired	(922,875)	24.72		
Outstanding at December 31, 2007	3,262,617	$23.25	4.0	$ —
Exercisable at December 31, 2007	2,423,825	$24.10	3.8	$ —

The aggregate intrinsic value was calculated using the difference between the market price at year end and the exercise price for only those options that have an exercise price that is less than the market price.

Non-vested restricted stock and restricted stock unit activity is presented below.

	Shares	Weighted Average Grant-Date Fair Value
Outstanding at December 31, 2006	84,081	$25.24
Granted	205,419	14.88
Vested	(14,332)	31.27
Forfeited	(77,301)	18.65
Outstanding at December 31, 2007	197,867	$16.63

As of December 31, 2007 there was $6,581 of total unrecognized compensation cost related to non-vested share-based compensation arrangements under the plan. This cost is expected to be recognized over a weighted-average period of 1.9 years.

(Dollars in thousands except per share data)

9. COMMON STOCK

The Company's restated certificate of incorporation includes authorization to issue up to 200 million shares of Common Stock with a $1.00 per share stated value. As of December 31, 2007, 56,482,541 shares of Common Stock had been issued.

The Company has periodically been authorized by its Board of Directors to repurchase our Common Stock in open market or privately negotiated transactions. Common Stock repurchases are recorded as treasury stock and may be used for general corporate purposes. On January 26, 2006 an authorization of $50,000 was approved. This authorization expired on January 26, 2007 with no shares having been purchased.

Weighted average shares used in the computation of basic and diluted earnings per common share for 2007, 2006, and 2005 are as follows:

	Year Ended December 31,		
	2007	2006	2005
Weighted average shares used for basic earnings per common share	48,445,948	48,753,006	51,976,417
Effect of dilutive securities:			
Stock options	—	—	127,558
Weighted average shares used for diluted earnings per common share	48,445,948	48,753,006	52,103,975

Excluded from the computation of diluted earnings per common share for 2007, 2006 and 2005 were options to purchase 3,262,617, 3,309,850 and 3,008,825 shares, respectively, at an average price of $23.25, $25.47 and $25.30 per share, respectively. These options have been excluded from the diluted earnings per share calculation because their inclusion would be antidilutive.

Approximately 2 million preferred shares are reserved for issuance under a Preferred Stock Purchase Rights Plan. Under certain conditions involving the acquisition of or an offer for 15 percent or more of the Company's common stock, all holders of Rights except an acquiring entity, would be entitled (i) to purchase, at an exercise price of $135, common stock of the Company, or an acquiring entity with a value twice the exercise price, or (ii) at the option of the Board, to exchange each Right for one share of common stock. The Rights remain in existence until July 30, 2008, unless earlier redeemed (at one cent per Right exercised, or exchanged under the terms of the Plan.

10. INCOME TAXES

	Year Ended December 31,		
	2007	2006	2005
Income (loss) from continuing operations before income tax expense:			
United States operations	$(80,074)	$67,185	$72,897
Foreign operations	(404)	5,514	13,907
	$(80,478)	$72,699	$86,804

(Dollars in thousands except per share data)

10. INCOME TAXES (Continued)

Income tax expense (benefit) from continuing operations is comprised of the following:

	Year Ended December 31,		
	2007	2006	2005
Current:			
Federal	$(11,742)	$ 34,242	$ 37,859
State and local	1,487	2,170	2,252
Foreign	1,074	1,345	659
	(9,181)	37,757	40,770
Deferred	(20,080)	(14,973)	(11,989)
Income tax expense (benefit):	$(29,261)	$ 22,784	$ 28,781

The following table reconciles the differences between the federal corporate statutory rate and our effective income tax rate for continuing operations.

	Year Ended December 31,		
	2007	2006	2005
Federal corporate statutory rate	(35.0)%	35.0%	35.0%
State and local income taxes, net of federal tax benefit	(3.7)	1.6	1.2
Foreign rate differential	0.8	(1.9)	—
Non-taxable income	0.1	(1.2)	(1.5)
Other	1.4	(2.2)	(1.5)
Effective income tax rate	(36.4)%	31.3%	33.2%

(Dollars in thousands except per share data)

10. INCOME TAXES (Continued)

The sources of the tax effects for temporary differences that give rise to the deferred tax assets and liabilities were as follows:

	December 31, 2007	December 31, 2006
Deferred tax assets attributable to:		
Expense accruals	$ 63,667	$ 46,799
Employee pension and other benefit plans	19,976	22,728
Asset impairment charges	1,879	2,569
Net operating loss carryforward	9,313	5,638
Depreciation	680	—
Other	2,678	909
Total deferred tax assets	98,193	78,643
Deferred tax liabilities attributable to:		
Fair value adjustments	(45,555)	(45,764)
Other intangible assets	(34,972)	(34,534)
Depreciation	—	(3,584)
Inventory costs capitalized	(2,888)	(2,393)
Qualifying prepaid expenses	(1,805)	(1,322)
Total deferred tax liabilities	(85,220)	(87,597)
Valuation allowance—NOL carryforward	(4,854)	(4,083)
Net deferred tax assets (liabilities)	$ 8,119	$(13,037)

The undistributed cumulative earnings of foreign subsidiaries of $22.5 million are considered permanently reinvested outside the United States. It is impractible to determine the amount of federal income taxes payable if these earnings were repatriated.

We have incurred certain state net operating losses which we are carrying forward. The value of theses losses is $9,313 before any valuation allowance. We have placed a valuation allowance of $4,854 on some of these losses based on an assessment of anticipated taxable income. Generally these losses will start to expire in the year 2021. Based upon this analysis, we believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred tax assets.

The Company or one of its subsidiaries files income tax returns in the United States federal jurisdiction and various state and foreign jurisdictions. With few exceptions, we are no longer subject to United States federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003. The Internal Revenue Service commenced an examination of our United States income tax return for 2005 in the first quarter of 2007 that is anticipated to be completed by the end of 2008.

Effective January 1, 2007 we adopted the provisions of FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes" resulting in a decrease of $1,581 in the liability for unrecognized tax benefits and an increase to the January 1, 2007 retained earnings balance.

(Dollars in thousands except per share data)

10. INCOME TAXES (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Beginning balance—January 1, 2007	$12,697
Tax positions related to prior years	
Additions	964
Reductions	—
Tax positions related to current year	
Additions	396
Reductions	—
Settlements	(2,761)
Lapses in statute of limitations	(1,737)
Ending balance—December 31, 2007	$ 9,559

We recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of January 1, 2007 and December 31, 2007 the liability for unrecognized tax benefits included accrued interest of $3,491 and $2,670, respectively and accrued penalties of $251 and $619, respectively. We recognized interest benefits of $311 and penalty expense of $369 related to unrecognized tax benefits in the statement of operations for the year ended December 31, 2007. The total amount of unrecognized tax benefits at December 31, 2007 that, if recognized, would affect the effective tax rate is $9,210 ($7,000 net of income tax expense), with the balance reducing goodwill.

11. EMPLOYEE BENEFITS

We sponsor or contribute to retirement plans covering substantially all employees. The total costs of these plans were as follows:

	Year Ended December 31,		
	2007	2006	2005
Defined benefit plan	$ 8,065	$11,409	$19,867
Defined contribution plan (401k plan)	10,348	11,662	793
Other	1,019	453	898
	$19,432	$23,524	$21,558

Company-Sponsored Defined Benefit Plans

Through 2005, employees were covered primarily by noncontributory plans, funded by Company contributions to trust funds, which are held for the sole benefit of employees. In 2007 we made a cash contribution of $12,000 to the trust fund. No contributions were made to the trust fund in 2005 or

(Dollars in thousands except per share data)

11. EMPLOYEE BENEFITS (Continued)

2006. Future contributions will be made in accordance with ERISA requirements. At December 31, 2007 expected benefit payments to retirees and/or beneficiaries are as follows.

Year	Amount
2007	$ 23,878
2008	24,701
2009	25,546
2010	26,512
2011	27,784
2001-2016	$154,414

As of December 31, 2005 we amended the defined benefit plans, freezing and ceasing future benefit accruals as of that date. Certain transition benefits are being provided to participants who had attained age 50 and had completed 10 years of service as of December 31, 2005. We currently provide retirement benefits to our employees through a defined contribution plan.

The investment objective of the trust funds is to ensure, over the long-term life of the trusts, an adequate asset balance to support the benefit obligations to participants, retirees and beneficiaries. In meeting this objective, we seek to achieve investment returns at or above selected benchmarks consistent with a prudent level of diversification. We retain registered investment advisors to manage specific asset classes. Investment advisors are selected from established and financially sound organizations with proven records in managing funds in the appropriate asset class. Investment advisors are given strict investment guidelines and performance benchmarks. The assets of the various plans include corporate equities, government securities, corporate debt securities and investment grade mortgage contracts.

Annual cost for defined benefit plans is determined using the projected unit credit actuarial method. Prior service cost is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

It is our practice to fund pension costs to the extent such costs are tax deductible and in accordance with ERISA. The assets of the various plans include corporate equities, government

(Dollars in thousands except per share data)

11. EMPLOYEE BENEFITS (Continued)

securities, corporate debt securities and insurance contracts. The table below summarizes the funded status of our sponsored defined benefit plans.

	December 31, 2007		December 31, 2006	
	Qualified Plan	Non-Qualified Plan	Qualified Plan	Non-Qualified Plan
Change in projected benefit obligation:				
Beginning of year	$402,202	$ 27,782	$403,780	$ 26,695
Service cost	4,158	340	4,893	388
Interest cost	23,721	1,506	23,051	1,548
Actuarial (gain) loss	(5,379)	(1,415)	(9,171)	523
Benefits paid	(20,708)	(1,403)	(20,351)	(1,372)
End of year	$403,994	$ 26,810	$402,202	$ 27,782
Change in fair value of plan assets:				
Beginning of year	$368,629	$ —	$348,480	$ —
Actual return on plan assets	20,822	—	40,500	—
Employer contributions	12,000	1,403	—	1,372
Benefits paid	(20,708)	(1,403)	(20,351)	(1,372)
End of year	$380,743	$ —	$368,629	$ —
Accrued pension cost	$(23,251)	$(26,810)	$(33,573)	$(27,782)
Accumulated benefit obligation	$398,895	$ 26,249	$395,361	$ 27,035

The asset allocations for our defined benefit plans are as follows:

	Percentage of Plan Assets		
	Target	December 31, 2007	December 31, 2006
Equity securities	55%	55%	56%
Debt securities	45%	45%	44%
	100%	100%	100%

(Dollars in thousands except per share data)

11. EMPLOYEE BENEFITS (Continued)

Net periodic pension expense for 2007, 2006, and 2005 included the following components:

	Year Ended December 31,		
	2007	2006	2005
Service cost-benefits earned during the period	$ 4,498	$ 5,281	$ 12,969
Interest cost on the projected benefit obligation	25,228	24,600	25,057
Expected return on plan assets	(26,265)	(25,499)	(26,007)
Net amortization and deferral	4,604	7,027	6,503
Curtailment charge	—	—	1,345
Net periodic pension expense	$ 8,065	$ 11,409	$ 19,867

The estimated amount that will be amortized from accumulated other comprehensive income into net periodic benefits cost in 2008 is $3,687.

Actuarial assumptions used to determine costs and benefit obligations are as follows:

	2007	2006	2005
Assumptions used to determine net pension expense:			
Expected long-term rate of return on plan assets	7.50%	7.50%	7.50%
Average discount rate	6.00%	5.75%	6.00%
Long-term rate of compensation increase	3.50%	3.50%	3.50%
Assumptions used to determine benefit obligation as of December 31:			
Average discount rates	6.25%	6.00%	5.75%
Long-term rate of compensation increase	3.50%	3.50%	3.50%

The expected long-term rate of return assumption was developed through analysis of historical market returns by asset class, current market conditions and the trust funds past experience.

The adoption of SFAS No. 158 resulted in the following adjustments to individual line items on our statement of financial position as of December 31, 2006:

	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Other long-term liabilities (accrued pension expense)	105,414	8,081	113,495
Deferred income taxes	47,668	(3,031)	44,637
Accumulated other comprehensive income	(28,138)	(5,050)	(33,188)

Defined Contribution Plan

We sponsor a defined contribution plan which covers all domestic employees. Participating employees may contribute a percentage of their compensation to the plan, subject to limitations imposed by the Internal Revenue Service. We match a portion of the employee's contribution and

(Dollars in thousands except per share data)

11. EMPLOYEE BENEFITS (Continued)

employees vest immediately in the company match. Effectively January 1, 2006 the company matching formula was increased when the defined benefit plan was frozen as previously discussed.

12. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	December 31, 2007	December 31, 2006
Pension liability	$ 50,899	$ 61,935
Other	71,014	51,560
	$121,913	$113,495

We made a contribution of $12,000 to the pension plan in the third quarter of 2007 and expect to make future contributions as required by funding regulations.

Other long-term liabilities includes the non-current portion of accrued workers compensation, accrued rent associated with leases with escalating payments, liabilities for unrecognized tax benefits, deferred compensation and long-term incentive plans and various other non-current liabilities.

13. OTHER COMPREHENSIVE INCOME (EXPENSE)

Other comprehensive income (expense) consists of the following:

	Year Ended December 31,		
	2007	2006	2005
Pension liability	$4,456	$27,787	$(19,348)
Foreign currency translation	3,439	1,171	555
Change in fair value of financial instruments accounted for as hedges	—	(8,714)	2,547
	7,895	20,244	(16,246)
Income tax expense (benefit)	1,672	7,000	(5,940)
	$6,223	$13,244	$(10,306)

The components of accumulated other comprehensive income (expense), each presented net of tax, are as follows:

	December 31, 2007	December 31, 2006
Pension liability	$(31,138)	(33,922)
Foreign currency translation	4,173	734
	$(26,965)	$(33,188)

(Dollars in thousands except per share data)

14. LEASES

Certain of our real properties and equipment are operated under lease agreements. Rental expense under operating leases was as follows:

	Year Ended December 31,		
	2007	2006	2005
Rent expense	$ 71,046	$ 57,396	$ 51,660
Sublease income	(13,707)	(16,912)	(11,882)
Net rent expense	$ 57,339	$ 40,484	$ 39,778

Included in rent expense for 2007 was the lease termination charge of $7,217 associated with the closing of 18 company-owned retail stores.

Annual minimum payments under operating leases are as follows:

Year	Minimum Lease Payments	Sublease Income	Net Minimum Lease Payments
2008	$ 54,696	$ 13,491	$ 41,205
2009	51,196	13,323	37,873
2010	46,610	13,897	32,713
2011	41,669	14,156	27,513
2012	38,074	13,508	24,566
thereafter	84,696	31,799	52,897
	$316,941	$100,174	$216,767

We have provided guarantees related to store leases for certain independent dealers opening Company-brand stores (e.g., Thomasville Home Furnishings Stores). The guarantees range from rolling 5-year guarantees to full-term guarantees (usually 10 years) and generally require us to make lease payments in the event of default by the dealer. In the event of default, we have the right to assign or assume the lease. The total future lease payments guaranteed at December 31, 2007 were $65,155. We consider the estimated loss on these guarantees to be insignificant; therefore, as of December 31, 2007 we have not recorded any contingent liability for lease guarantees.

15. CONTINGENT LIABILITIES

We are or may become a defendant in a number of pending or threatened legal proceedings and are or may become a potentially responsible party in certain environmental matters in the ordinary course of business. In our opinion, our ultimate liability, if any, from all such proceedings is not reasonably likely to have a material adverse effect on our consolidated financial position or results of operations other than potential environmental exposures with respect to which monitoring or cleanup requirements may change over time.

We offer limited warranties on certain products. In addition, we accept returns of defective product. Our accounting policy is to accrue an estimated liability for these returns at the time revenue is recognized. This estimate is based upon historical returns and adjusted for any warranty or return

(Dollars in thousands except per share data)

15. CONTINGENT LIABILITIES (Continued)

issues at period end. The warranty reserve is included partially as a valuation allowance against accounts receivable and partially as an accrued expense. The following table summarizes reserve for returns activity:

	2007	2006	2005
Beginning balance	$10,334	$ 9,351	$ 7,651
Additions charged to cost and expenses	26,797	28,474	25,130
Deductions from reserves	26,107	27,491	23,430
Ending balance	$11,024	$10,334	$ 9,351

16. OTHER INCOME, NET

Other income, net consists of the following:

	2007	2006	2005
Interest income	$ 3,686	$ 2,594	$2,562
Gain on termination of hedge accounting	4,094	8,916	—
Other, net	2,469	3,315	1,961
	$10,249	$14,825	$4,523

17. DISCONTINUED OPERATIONS

On October 16, 2007, we announced our intent to divest Hickory Business Furniture (HBF) a wholly owned subsidiary that designs and manufactures business furniture in the mid- to upper-price range. We believe it is likely this transaction will be completed by the end of the first quarter of 2008. This business unit is reflected as a discontinued operation pursuant to the provisions of Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*.

Assets and liabilities of discontinued operations are as follows:

	December 31, 2007
Accounts receivable	$ 4,824
Inventories	7,191
Prepaid expenses and other current assets	221
Total current assets	12,236
Property, plant and equipment, net	2,944
Goodwill	14,276
Other assets	743
Total assets of discontinued operations	$30,199
Accounts payable	$ 3,662
Accrued expenses	1,645
Other non-current liabilities	141
Total liabilities of discontinued operations	$ 5,448

(Dollars in thousands except per share data)

17. DISCONTINUED OPERATIONS (Continued)

Operating results for the discontinued operations are as follows:

	2007	2006	2005
Net sales	$63,606	$56,495	$44,248
Earnings before income tax expense	9,086	8,223	5,190
Net earnings	$ 5,568	$ 5,140	$ 3,413

18. RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value in U. S. GAAP, and expands the disclosure requirements regarding fair value measurements. The rule does not introduce new requirements mandating the use of fair value. SFAS 157 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The definition is based on an exit price rather than an entry price, regardless of whether the entity plans to hold or sell the asset. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The effective date for SFAS 157 has been delayed until fiscal years beginning after November 15, 2008 for non-financial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. We are currently assessing the impact, if any, of SFAS 157 on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007) ("SFAS 141R"), *Business Combinations*. SFAS 141R requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently assessing the impact of SFAS 141R on our consolidated financial statements; however, the impact will be limited to business combinations occurring on or after January 1, 2009.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), *The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115*. SFAS 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected would be reported in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements in order to facilitate comparisons between entities choosing different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect existing accounting requirements for certain assets and liabilities to be carried at fair value. SFAS 159 is effective as of the beginning of a reporting entity's first fiscal year that begins after November 15, 2007. We are currently assessing the impact, if any, of SFAS 159 on our consolidated financial statements.

(Dollars in thousands except per share data)

18. RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS (Continued)

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (SFAS 160"), *Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51*. SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently assessing the impact, if any, of SFAS 160 on our consolidated financial statements.

In September 2006, the Emerging Issues Task Force issued EITF 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This consensus concludes that for a split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits in accordance with FASB Statement No. 106 (if, in substance, a postretirement benefit plan exists) or APB 12 (if, the arrangement is, in substance an individual deferred compensation contract) based upon the substantive agreement with the employee. The consensus is effective for fiscal years beginning after December 15, 2007. The effects of applying this consensus should be recognized through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. We anticipate the adoption of this consensus in 2008 will result in a cumulative-effect adjustment of $800 before income tax benefits.

(Dollars in thousands except per share data)

19. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Following is a summary of unaudited quarterly information:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Year ended December 31, 2007:				
Net sales	$504,786	$500,840	$519,471	$556,959
Gross profit	85,302	103,048	109,870	117,875
Net earnings:				
Continuing operations	$(41,809)	$(15,132)	$ 4,421	$ 1,303
Discontinued operations	1,131	1,476	1,387	1,574
Total	$(40,678)	$(13,656)	$ 5,808	$ 2,877
Earnings per common share—Diluted:				
Continuing operations	$ (0.86)	$ (0.31)	$ 0.09	$ 0.03
Discontinued operations	0.02	0.03	0.03	0.03
Total	$ (0.84)	$ (0.28)	$ 0.12	$ 0.06
Dividends declared per common share	$ 0.16	$ 0.16	$ 0.16	$ 0.16
Common stock price range:				
High	$ 14.96	$ 14.33	$ 16.56	$ 17.94
Low	$ 9.60	$ 9.26	$ 13.49	$ 15.04
Year ended December 31, 2006:				
Net sales	$572,844	$555,212	$587,059	$646,565
Gross profit	112,130	117,432	130,304	148,009
Net earnings				
Continuing operations	$ 1,027	$ 4,586	$ 15,578	$ 28,724
Discontinued operations	1,031	1,211	1,400	1,498
Total	$ 2,058	$ 5,797	$ 16,978	$ 30,222
Earnings per common share—Diluted:				
Continuing operations	$ 0.02	$ 0.09	$ 0.32	$ 0.58
Discontinued operations	0.02	0.03	0.03	0.03
Total	$ 0.04	$ 0.12	$ 0.35	$ 0.61
Dividends declared per common share	$ 0.16	$ 0.16	$ 0.16	$ 0.16
Common stock price range:				
High	$ 20.96	$ 22.21	$ 25.00	$ 25.34
Low	$ 15.90	$ 18.10	$ 18.79	$ 21.20

Earnings per common share were computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of computing average quarterly shares outstanding for each period.

The closing market price of the Common Stock on December 31, 2007 was $10.06 per share.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Disclosure controls and procedures

The Company's management, with the participation of the Company's Chief Executive Officer and the Company's Controller and Chief Accounting Officer, in his capacity as principal financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2007. The term "disclosure controls and procedures" as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2007, the Company's Chief Executive Officer and its Controller and Chief Accounting Officer, in his capacity as principal financial officer, concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the three months ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management of Furniture Brands International, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 as required by the Securities Exchange Act of 1934 Rule 13a-15(c). In making this assessment, we used the criteria set forth in the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework* our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Furniture Brands International, Inc.

St. Louis, Missouri
February 29, 2008

Report of the Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Furniture Brands International, Inc.:

We have audited Furniture Brands International, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furniture Brands International, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Furniture Brands International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Furniture Brands International, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 29, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

St. Louis, Missouri
February 29, 2008

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The sections entitled "Nominees" and "Section 16(a) Beneficial Ownership Reporting Compliance" of our Definitive Proxy Statement for the Annual Meeting of Stockholders on May 1, 2008 are incorporated herein by reference.

Executive Officers of the Registrant

Name	Age	Position	Current Positions	Appointed or Elected
*Wilbert G. Holliman	70	President of the Subsidiary—Action Industries, Inc.		1989
		Chief Executive Officer of the Subsidiary—Action Industries, Inc.		1994
		Director	X	1996
		President		1996
		Chief Executive Officer		1996
		Chairman of the Board	X	1998
Ralph P. Scozzafava	48	Vice-Chairman of the Board	X	2007
		Chief Executive Office Designate		2007
		Director	X	2007
		Chief Executive Officer	X	2008
Jon D. Botsford	53	Senior Vice President	X	2008
		General Counsel	X	2008
		Secretary	X	2008
Mary E. Sweetman	44	Vice President, Human Resources		2006
		Senior Vice President, Human Resources	X	2007
Richard R. Isaak	40	Controller	X	2007
		Principle Financial Officer	X	2007
		Principle Accounting Officer	X	2007
Jeffrey L. Cook	52	President, Broyhill	X	2007
William G.Holliman	43	Vice President, Marketing—Lane		1997
		Executive Vice President, Sales and Marketing—Lane		2004
		Executive Vice President, Purchasing/Wood Operations—Lane		2005
		President, Lane	X	2007
Edward Teplitz	46	President, Thomasville	X	2007
Dan Bradley	51	President, Designer Group	X	2007

* Member of the Executive Committee

William G. Holliman is the son of Wilbert G. Holliman.

The executive officers are elected at the organizational meeting of the Board of Directors which follows the annual meeting of stockholders and serve for one year or until their successors are elected and qualified.

Each of the executive officers has held the same position or other positions with the same employer during the past five years, except for the following:

Executive	Company	Position
Ralph P. Scozzafava	Wm. Wrigley Jr. Company	Vice President—Worldwide Commerical Operations Vice President and Managing Director—North America/Pacific Vice President and General Manager, U.S Vice president—Sales and Customer Marketing, U.S
Jon D. Botsford	Steelcase, Inc.	Senior Vice President and Chief Legal Officer
Mary E. Sweetman	Monsanto Company	Vice President, International Vice President, Human Resources, North America & Latin America; Vice President, Human Resources, North America
Jeffrey L. Cook	Magnussen Home Furnishings Inc.	President and Chief Executive Officer
Edward Teplitz	Ethan Allen, Inc.	Executive Vice President Vice President, Finance and Chief Financial Officer
Dan Bradley	Ferguson Copeland LTD Baker Knapp & Tubbs	President, Chief Executive Officer President

Code of Corporate Conduct

We have adopted a code of business conduct for directors, officers (including the Company's principal executive officer, principal financial officer, principal accounting officer and controller) and employees, known as the Code of Corporate Conduct. Any person may request a free copy of the Code of Corporate Conduct from:

Furniture Brands International, Inc.
101 S. Hanley Road
St. Louis, MO 63105

Attn: Corporate Secretary
314-863-1100

The Code of Corporate Conduct is available on our website: *furniturebrands.com* (Investor Information, Corporate Governance). We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K by posting any amendment or waiver to our Code of Corporate Conduct, within four business days, on our website for at least a 12 month period. Our website does not constitute part of this Annual Report on Form 10-K.

Audit Committee and Audit Committee Financial Expert

The sections entitled "Board of Directors and Committees" and "Audit Committee Disclosure" of our Proxy Statement for the Annual Meeting of Stockholders on May 1, 2008 are incorporated herein by reference.

Item 11. Executive Compensation

The sections entitled "Executive Compensation" and "Compensation of Board of Directors" of our Definitive Proxy Statement for the Annual Meeting of Stockholders on May 1, 2008 are incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters

The section entitled "Security Ownership" of our Definitive Proxy Statement for the Annual Meeting of Stockholders on May 1, 2008 is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The sections entitled "Board of Directors and Committees" and "Certain Relationships and Related Transactions" of our Definitive Proxy Statement for the Annual Meeting of Stockholders on May 1, 2008 are incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The section "Audit Committee Disclosure" of our Definitive Proxy Statement for the Annual Meeting of Stockholders on May 1, 2008 is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of documents filed as part of this report:

1. Financial Statements:

   Consolidated balance sheets, December 31, 2007 and 2006

   Consolidated statements of operations for each of the years in the three-year period ended December 31, 2007

   Consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2007

   Consolidated statements of shareholders' equity and comprehensive income (expense) for each of the years in the three-year period ended December 31, 2007

   Notes to consolidated financial statements

   Report of Independent Registered Public Accounting Firm

2. Financial Statement Schedules:

   Valuation and qualifying accounts (Schedule II).

   All other schedules are omitted as the required information is presented in the consolidated financial statements or related notes or are not applicable.

3. Exhibits:

   The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the SEC (SEC File No. 001-00091). We shall furnish copies of exhibits for a reasonable fee (covering the expense of furnishing copies) upon request.

   3(a) Restated Certificate of Incorporation of the Company, as amended. (Incorporated by reference to Exhibit 3(a) to Furniture Brands International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002)

   3(b) By-Laws of the Company revised and amended to May 6, 1998. (Incorporated by reference to Exhibit 3(a) to Furniture Brands International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998)

   3(c) Rights Agreement, dated as of July 30, 1998, between the Company and Bank of New York, as Rights Agent. (Incorporated by reference to Exhibit 4(b) to Furniture Brands International, Inc.'s Report on Form 10-Q for the quarter ended June 30, 1998)

   3(d) Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock of the Company. (Incorporated by reference to Exhibit 4(c) to Furniture Brands International, Inc.'s Report on Form 10-Q for the quarter ended June 30, 1998)

4(a) Note Purchase Agreement dated May 17, 2006, for $150,000,000 6.83% Senior Notes due May 17, 2018 among Furniture Brands International, Inc., Broyhill Furniture Industries, Inc., HDM Furniture Industries, Inc., Lane Furniture Industries, Inc., and Thomasville Furniture Industries, Inc., and various institutional investors, and J.P. Morgan Securities Inc., Mitsubishi Securities (USA), Inc., Wachovia Capital Markets, LLC and Wells Fargo Capital Markets as agents. (Incorporated by reference to Exhibit 10 to Furniture Brands International, Inc.'s Current Report on Form 8-K, May 23, 2006)

4(b) First Amendment dated April 16, 2007 to Note Purchase Agreement dated May 17, 2006, by and among Furniture Brands International, Inc., Broyhill Furniture Industries, Inc., HDM Furniture Industries, Inc., Lane Furniture Industries, Inc., and Thomasville Furniture Industries, Inc., and various institutional investors. (Incorporated by reference to Exhibit 10(a) to the Company's Current Report on Form 8-K, dated April 16, 2007 and filed on April 19, 2007)

4(c) Second Amendment dated June 29, 2007 to Note Purchase Agreement dated May 17, 2006, by and among Furniture Brands International, Inc., Broyhill Furniture Industries, Inc., HDM Furniture Industries, Inc., Lane Furniture Industries, Inc., and Thomasville Furniture Industries, Inc., and various institutional investors. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated on June 29, 2007 and filed on July 3, 2007)

10(a) Furniture Brands International, Inc. 1992 Stock Option Plan, as amended. (Incorporated by reference to Exhibit 10(a) to Furniture Brands International, Inc.'s Form 10-Q for the quarter ended March 31, 2000)*

10(b) Furniture Brands International, Inc. 1999 Long-Term Incentive Plan, as amended. (Incorporated by reference to Exhibit 4(f) to Furniture Brands International, Inc.'s Registration Statement on Form S-8, File No. 333-100133)*

10(c) Furniture Brands Internal, Inc. 2005 Long-Term Performance Bonus Plan (Incorporated by reference to Exhibit 10(a) to Furniture Brands International, Inc.'s Current Report on Form 8-K, dated May 3, 2005)

10(d) Form of Stock Option Grant Letter (Incorporated by reference to Exhibit 10(b) to Furniture Brands International, Inc.'s Current Report on Form 8-K, dated February 2, 2005)*

10(e) Form of Restricted Stock Grant Letter (Incorporated by reference to Exhibit 10(c) to Furniture Brands International, Inc's. Current Report on Form 8-K, dated February 11, 2005)*

10(f) Form of Indemnification Agreement between the Company and the Company's directors. (Incorporated by reference to Exhibit 10(c) to Furniture Brands International Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001)*

10(g) Furniture Brands International, Inc. Amended and Restated Restricted Stock Plan for Outside Directors, dated as of January 27, 2005. (Incorporated by reference to Exhibit 10(b) to Furniture Brands International, Inc.'s current Report on Form 8-K, dated May 3, 2005)*

10(h) Retirement Plan for Directors. (Incorporated by reference to Exhibit 10(g) to Furniture Brands International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1994)*

10(i) First Amendment to Retirement Plan for Directors. (Incorporated by reference to Exhibit 10(e) to Furniture Brands International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1994)*

10(j) Furniture Brands International, Inc. Executive Incentive Plan, as amended on October 25, 2001. (Incorporated by reference to Exhibit 10(g) to Furniture Brands International Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001)*

10(k) Thomasville Furniture Industries, Inc. Executive Incentive Plan, as amended on January 24, 2002. (Incorporated by reference to Exhibit 10(i) to Furniture Brands International Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001)*

10(l) Drexel Heritage Furniture Industries, Inc. Executive Incentive Plan, dated January 24, 2002. (Incorporated by reference to Exhibit 10(k) to Furniture Brands International Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001)*

10(m) Form of Executive Incentive Plan Grant Letter to Company Executives (Incorporated by reference to Exhibit 10(a) to Furniture Brands International, Inc.'s Current Report on Form 8-K, dated February 2, 2005)*

10(n) Form of Executive Incentive Plan Grant Letter to Operating Company Executives. (Incorporated by reference to Exhibit 10(q) to Furniture Brands International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004)*

10(o) Employment Agreement, dated as of January 1, 2000, between the Company and Wilbert G. Holliman. (Incorporated by reference to Exhibit 10(j) to Furniture Brands International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998)*

10(p) Employment Agreement, dated as of February 10, 2004, between the Company and John T. Foy. (Incorporated by reference to Exhibit 10(o), to Furniture Brands International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2003)*

10(q) Employment Agreement, dated as of February 7, 2005, between the Company and Denise L. Ramos (Incorporated by reference to Exhibit 10(a) to Furniture Brands International, Inc.'s Current Report On Form 8-K, dated February 11, 2005)*

10(r) Employment Agreement, dated as of August 1, 1996, between the Company and Lynn Chipperfield. (Incorporated by reference to Exhibit 10(c) to Furniture Brands International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996)*

10(s) Employment agreement dated as of September 6, 2005, between Thomasville Furniture Industries, Inc. and Nancy W. Webster (Incorporated by reference to Exhibit 10(s) to Furniture Brands International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2006)*

10(t) Employment Agreement dated June 14, 2007 between Ralph Scozzafava and the Company (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated on June 14, 2007 and filed on June 18, 2007)*

10(u) Form of Change of Control Agreement (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated on June 19, 2007 and filed on June 26, 2007)*

10(v) Executive Severance Plan of the Company (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated on June 19, 2007 and filed on June 27, 2007)*

10(w) Form of Agreement Not To Compete between the Company and Wilbert G. Holliman, John T. Foy, and Lynn Chipperfield (Incorporated by reference to Exhibit 10(r) to Furniture Brands International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998)*

10(x) Furniture Brands Supplemental Executive Retirement Plan, dated as of January 1, 2002. (Incorporated by reference to Exhibit 10(v) to Furniture Brands International, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002)*

10(y) Form of Deferred Executive Compensation Agreement (Incorporated by reference to Exhibit 10(a) to Furniture Brands International, Inc.'s Current Report on Form 8-K, dated December 9, 2004)*

10(z) Form of Cash Option Deferred Executive Compensation Agreement (Incorporated by reference to Exhibit 10(b) to Furniture Brands International, Inc.'s Current Report on Form 8-K, dated December 9, 2004)*

10(aa) Furniture Brands International, Inc. Deferred Compensation Plan, effective January 1, 2006 (Incorporated by reference to Furniture Brands International, Inc.'s Registration Statement on Form S-8, File No. 333-130322)

10(bb) Form of Long-Term Performance Cash Bonus Letter (Incorporated by reference to Exhibit 10(c) to Furniture Brands International, Inc.'s Current Report on Form 8-K, dated February 2, 2005)*

10(cc) Credit Agreement dated June 21, 2007, among the Company, Broyhill Furniture Industries, Inc., HDM Furniture Industries, Inc., and Thomasville Furniture Industries, Inc. as Borrowers, Various Lenders, The Bank of Tokyo-Mitsubishi, UFJ, LTD., PNC Bank, National Association, Wachovia Bank, National Association and Wells Fargo Bank, NA, as Co-Syndication Agents, JP Morgan Chase Bank, N.A. as Administrative Agent, and J.P. Morgan Securities, Inc., as Sole Bookrunner and Sole Lead Arranger. (Incorporated by reference to Exhibit 10 to Furniture Brands International, Inc.'s Current Report on Form 8-K, dated April 26, 2006)

10(dd) First Amendment, dated April 16, 2007, to the Credit Agreement, dated April 21, 2006, among the Company, Broyhill Furniture Industries, Inc., HDM Furniture Industries, Inc., Lane Furniture Industries, Inc., and Thomasville Furniture Industries, Inc., the Other Loan Parties named therein, the Lenders Party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities Inc., as Sole Bookrunner and Joint Lead Arranger and Banc of America Securities LLC, as Joint Lead Arranger (Incorporated by reference to Exhibit 10(a) to the Company's Current Report on Form 8-K dated April 19, 2007 and filed on April 19, 2007)

10(ee)	Waiver and Amendment dated June 29, 2007 to the Credit Agreement dated April 21, 2006, by and among the Company, Broyhill Furniture Industries, Inc., HDM Furniture Industries, Inc., Lane Furniture Industries, Inc., and Thomasville Furniture Industries, Inc. and various lenders, The Bank of Tokyo-Mitsubishi UFJ, LTD., PNC Bank, National Association, Wachovia Bank, National Association, as Co-Syndication Agents and JPMorgan Chase Bank, N.A., as Administrative Agent (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated on June 29, 2007 and filed on July 3, 2007)
10(ff)	Credit Agreement, dated August 9, 2007, among the Company, Broyhill Furniture Industries, Inc., HDM Furniture Industries, Inc., Lane Furniture Industries, Inc., and Thomasville Furniture Industries, Inc, the Loan Parties named therein, the Lenders Parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, J.P.Morgan Securities Inc., as Sole Bookrunner and Joint Lead Arranger and Banc of America Securities LLC, as Joint Lead Arranger. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated on August 9, 2007 and filed on August 10, 2007)
14	Code of Corporate Conduct
21	List of Subsidiaries of the Company
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Ralph P. Scozzafava, Vice Chairman of the Board and Chief Executive Officer of the Company, Pursuant to Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Richard R. Isaak, Controller and Chief Accounting Officer (Principal Financial Officer) of the Company, Pursuant to Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Ralph P. Scozzafava, Vice Chairman of the Board and Chief Executive Officer of the Company, Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Richard R. Isaak, Controller and Chief Accounting Officer (Principal Financial Officer) of the Company, Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Indicates management contact or compensatory plan, contract or arrangement

Schedule II

FURNITURE BRANDS INTERNATIONAL, INC. AND SUBSIDIARIES

Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions From Reserves	Balance at End of Period
	(Dollars in Thousands)			
Year Ended December 31, 2007				
Allowances deducted from receivables on balance sheet:				
Allowance for doubtful accounts	$21,595	$24,994	$ (9,844)(a)	$36,645
Allowance for cash discounts/chargebacks/other	7,430	26,715	(25,323)(b)	8,822
	$29,025	$51,709	$ 35,267	$45,467
Year Ended December 31, 2006				
Allowances deducted from receivables on balance sheet:				
Allowance for doubtful accounts	$16,053	$13,410	$ (7,869)(a)	$21,595
Allowance for cash discounts/chargebacks/other	7,315	30,052	(29,937)(b)	7,430
	$23,368	$43,462	$ (37,806)	$29,025
Year Ended December 31, 2005				
Allowances deducted from receivables on balance sheet:				
Allowance for doubtful accounts	$15,390	9,047	(8,384)(a)	16,053
Allowance for cash discounts/chargebacks/other	5,529	26,108	(24,322)(b)	7,315
	$20,919	$35,155	$ (32,706)	$23,368

(a) Uncollectible accounts written off, net of recoveries.

(b) Cash discounts taken by customers and claims allowed to customers.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of Section 13 of 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Furniture Brands International, Inc.
(Registrant)

By: /s/ RALPH P. SCOZZAFAVA
Vice-Chairman of the Board and Chief Executive Officer

Date: February 29, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the date indicated.

Signature	Title	Date
/s/ WILBERT G. HOLLIMAN Wilbert G. Holliman	Chairman of the Board	February 29, 2008
/s/ RALPH P. SCOZZAFAVA Ralph P. Scozzafava	Vice-Chairman of the Board and CEO (Principal Executive Officer)	February 29, 2008
/s/ KATHERINE BUTTON BELL Katherine Button Bell	Director	February 29, 2008
/s/ JOHN R. JORDAN, JR. John R. Jordan, Jr.	Director	February 29, 2008
/s/ LEE M. LIBERMAN Lee M. Liberman	Director	February 29, 2008
/s/ RICHARD B. LOYND Richard B. Loynd	Director	February 29, 2008
/s/ BOB L. MARTIN Bob L. Martin	Director	February 29, 2008
/s/ AUBREY B. PATTERSON Aubrey B. Patterson	Director	February 29, 2008
/s/ MATTHEW E. RUBEL Matthew E. Rubel	Director	February 29, 2008
/s/ ALBERT E. SUTER Albert E. Suter	Director	February 29, 2008
/s/ RICHARD R. ISAAK Richard R. Isaak	Controller (Principal Financial Officer)	February 29, 2008

(This page has been left blank intentionally.)

FurnitureBrands

Broyhill DREXEL HERITAGE HENREDON Lane MAITLAND-SMITH Thomasville

Pearson HICKORY CHAIR Creative Interiors Laneventure

FurnitureBrands

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Furniture Brands International, Inc. will hold the annual meeting of its stockholders at 10:00 a.m. on Thursday, May 1, 2008, at The Ritz-Carlton, 100 Carondelet Plaza, St. Louis, Missouri. The meeting will be held for the following purposes:

I. to elect eight directors;

II. to approve the Furniture Brands International, Inc. 2008 Incentive Plan;

III. to ratify the selection of independent auditors; and

IV. to transact such other business as may properly come before the meeting.

Stockholders of record at the close of business on March 6, 2008 will be entitled to receive notice of and to vote during the 2008 annual meeting and during any adjournment or adjournments thereof.

By order of the Board of Directors,

/s/ Jon D. Botsford

Jon D. Botsford
Secretary

St. Louis, Missouri, March 28, 2008.

IMPORTANT

Whether or not you plan to attend the meeting, please complete, date and sign the enclosed proxy form, and return it PROMPTLY in the enclosed envelope, which requires no postage if mailed in the United States.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to Be Held on May 1, 2008: the proxy statement and the annual report are available at www.furniturebrands.com/Investor-Info/.

PROXY STATEMENT

Furniture Brands International, Inc. ("Company"), 101 South Hanley Road, St. Louis, Missouri 63105 is furnishing this proxy statement in connection with the solicitation of proxies on behalf of the Board of Directors ("Board") of the Company for use during the 2008 annual meeting of stockholders and at any adjournments thereof. The meeting will be held for the purposes set forth in the accompanying notice of annual meeting of stockholders. The Company expects to mail the notice of meeting, this proxy statement and the form of proxy to stockholders on or about March 28, 2008. With this proxy statement, the Company is mailing to all registered stockholders a copy of the Company's Annual Report on Form 10-K containing financial statements for the year ended December 31, 2007.

Who May Vote

Stockholders of record at the close of business on March 6, 2008 ("Record Date") are entitled to vote during the 2008 annual meeting and may cast one vote for each share of the Company's common stock ("Common Stock") held on the record date on each matter that may properly come before the meeting. On the Record Date there were 48,512,171 shares of Common Stock issued and outstanding.

How You May Vote

You may vote in person by attending the meeting or by mail by completing and returning a proxy. To vote your proxy by mail, mark your vote on the enclosed proxy form and then follow the instructions on the form. Shares represented by proxy will be voted as directed on the proxy form and, if no direction is given, will be voted as follows:

1. FOR all the persons nominated by the Board as directors;
2. FOR the proposal to adopt the Furniture Brands International, Inc. 2008 Incentive Plan;
3. FOR the proposal to ratify selection of independent auditors; and
4. In the best judgment of the persons named in the proxies on such other matters that may properly come before the meeting.

Vote Required

The holders of a majority of the issued and outstanding shares of Common Stock must be present or represented at the meeting for there to be a quorum for the conduct of business. If a quorum is present and/or represented at the meeting, then the eight nominees for director who receive the highest numbers of votes of the votes cast will be elected. For these purposes, abstentions and "broker non-votes" will not be counted as voting for or against the proposal to which it relates. The affirmative vote of a majority of the outstanding shares of Common Stock having voting power present at the meeting, in person or by proxy and voting thereon, is required to approve the Furniture Brands International, Inc. 2008 Long-Term Incentive Plan (Item 2 on the proxy card), to ratify the selection of independent auditors (Item 3 on the proxy card) and to take action on such other matters as may properly come before the meeting. In addition, pursuant to New York Stock Exchange rules, the total votes cast on Item 2 must equal or exceed 50% of all shares entitled to vote on the proposals. Shares represented by proxies that are marked "abstain" with respect to these matters will be treated as votes and will have the same effect as a vote "against" the matters.

Broker non-votes will not be considered as votes cast with respect to these matters and so will have no effect on the outcome, unless they result in a failure to obtain total votes cast of more than 50% of the shares entitled to vote.

How You May Change Your Vote

Any proxy given by a stockholder may be revoked at any time prior to its use by execution of a later dated proxy, by a personal vote at the meeting, or by written notice to the Secretary of the Company.

Solicitation of Proxies

The Company will bear the cost of the solicitation, which will consist primarily of printing, postage and handling, including the expenses of brokers, nominees and other fiduciaries in forwarding proxy materials to beneficial owners. Directors, officers and other employees of the Company may also solicit proxies personally or by telephone. In addition, the Company has engaged Morrow & Co. to assist in the solicitation from brokers, bank nominees and institutional holders for a fee of $6,000 plus out-of-pocket expenses.

Security Ownership

The following table presents information based on Schedule 13G filings reporting beneficial ownership, including sole voting and investment power except as otherwise indicated, of more than 5% of the Common Stock, as of December 31, 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Name and Address	Class of Stock	Shares Beneficially Owned	Percent of Class (a)
Samson Holding Ltd. (b) Level 28, Three Pacific Place 1 Queen's Road East Hong Kong	Common	7,221,373	14.900%
SCSF Equities, LLC (c) 5200 Town Center Circle, Suite 600 Boca Raton, Florida 33486	Common	4,581,881	9.450%
Dimensional Fund Advisors LP (d) 1299 Ocean Avenue Santa Monica, CA 90401	Common	3,726,390	7.680%
FMR LLC (e) 82 Devonshire Street Boston, Massachusetts 02109	Common	3,697,852	7.624%
Franklin Resources, Inc. (f) One Franklin Parkway San Mateo, California 94403-1906	Common	3,400,000	7.000%
LSV Asset Management (g) 1 North Wacker Drive, Suite 4000 Chicago, Illinois 60606	Common	2,842,710	5.720%
Hotchkis and Wiley Capital Management, LLC (h) 725 S. Figueroa Street, 39th Floor Los Angeles, California 90017	Common	2,600,678	5.400%

(a) Shares beneficially owned are defined by Securities and Exchange Commission ("SEC") Rule 13d-3 which provides in part that persons are deemed the beneficial owners of securities if they have or share the power to vote or dispose of the securities.
(b) Samson Holding Ltd. beneficially owns and has shared power to vote, dispose or direct the disposition of 7,221,373 shares. Also included as reporting persons are Advent Group Limited and Magnificent Capital Holding Limited, which have shared voting power and shared dispositive power as to 816,000 shares, Sun Fortune Investments Limited, which has shared voting power and shared dispositive power as to 6,255,860 shares, Trade Decade Limited, which has shared voting power and shared dispositive power as to 149,513 shares, and Mr. Shan Huei Kuo and Ms. Yi-Mei Liu, who have shared voting power and shared dispositive power as to 7,211,373, all as a result of their direct or indirect ownership of a controlling interest in Samson Holding Ltd. and which or whom may be deemed to beneficially own and have shared power to vote, dispose or to direct the disposition of those shares beneficially owned by Samson Holding Ltd.
(c) SCSF Equities, LLC beneficially owns and has shared power to vote and shared power of disposition over 4,581,881 shares. Also included as reporting persons are Sun Capital Securities Offshore Fund, Ltd., Sun Capital Securities Fund, LP, Sun Capital Securities Advisors, LP, Sun Capital Securities, LLC, Marc J. Leder, and Rodger R. Krouse, all of whom, as a result of their direct or indirect ownership of an interest in SCSF Equities, LLC may be deemed to beneficially own and have shared power to vote, dispose or to direct the disposition of the 4,581,881 shares beneficially owned by SCSF Equities, LLC.
(d) Sole voting and dispositive power as to 3,726,390 shares.
(e) Sole power to dispose or to direct the disposition of 3,697,852 shares.
(f) Also included as reporting persons are Franklin Advisory Services, LLC, Charles B. Johnson and Rupert H. Johnson, Jr., all of whom, as a result of their affiliation with Franklin Resources, Inc. may be deemed to beneficially own and/or have voting and investment power over the securities.
(g) Sole voting and dispositive power as to 2,842,710 shares.
(h) Sole voting and dispositive power as to 1,919,678 shares.

The following table presents information regarding the beneficial ownership of Common Stock by directors, director nominees, executive officers named in the Officer and Non-Employee Director Stock Ownership Table below ("Named Executive Officers"), and all directors and executive officers as a group (22 persons) as of January 31, 2008. Except as noted below, all such persons possessed sole voting and investment power with respect to the shares listed. An asterisk (*) in the column listing the percentage of class indicates that the person beneficially owned less than 1% of the Common Stock as of January 31, 2008.

OFFICER AND NON-EMPLOYEE DIRECTOR STOCK OWNERSHIP TABLE

Directors, Nominees For Directors and Named Executive Officers	Class of Stock	Shares Beneficially Owned (a)(b)(c)(d)	Percent of Class
K. Button Bell	Common	23,318	*
L. Chipperfield	Common	247,166	*
J. T. Foy	Common	217,501	*
W. G. Holliman, Jr.	Common	588,400	1.2%
J. R. Jordan, Jr.	Common	17,766	*
R. R. Isaak	Common	5,000	*
L. M. Liberman	Common	54,646	*
R. B. Loynd	Common	126,261	*
B. L. Martin	Common	38,428	*
A. B. Patterson	Common	20,785	*
M. E. Rubel	Common	7,368	*
R. P. Scozzafava	Common	35,000	*
A. E. Suter	Common	28,318	*
Directors and Executive Officers as a Group (22 persons)	Common	1,511,407(e)	3.1%

(a) Shares beneficially owned are as defined by SEC Rule 13d-3 which provides in part that persons are deemed the beneficial owners of securities if they have or share the power to vote or dispose of the securities or if they have the right to acquire the securities within the next 60 days. Accordingly included in shares beneficially owned are shares of Common Stock that may be purchased upon exercise of exercisable stock options within 60 days of December 31, 2007, and such shares as may be so purchased were deemed to be issued and outstanding for purposes of calculating percentages of issued and outstanding shares.

(b) The shares listed as beneficially owned by Mr. Foy consist of 31,851 shares and exercisable stock options to purchase 185,650 additional shares; the shares listed as beneficially owned by Mr. Holliman consist of 145,400 shares and exercisable stock options to purchase 443,000 additional shares; the shares listed as beneficially owned by Mr. Liberman and Mr. Loynd include 31,328 and 106,400 shares, respectively, held in trust; and the shares held by Mr. Chipperfield consist of 50,000 shares and exercisable stock options to purchase 187,275 additional shares.

(c) 23,318 shares held by each of Ms. Button Bell and Messrs. Liberman and Suter; 19,861 shares held by Mr. Loynd; 15,928 shares held by Mr. Martin; 15,766 shares held by Mr. Jordan; 13,785 shares held by Mr. Patterson and 7,368 shares held by Mr. Rubel are shares of restricted stock issued pursuant to the Company's Restricted Stock Plan for Outside Directors.

(d) Of these shares 9,891 shares held by Mr. Chipperfield are shares of restricted stock issued pursuant to the Company's 1999 Long-Term Incentive Plan. Of these restricted shares 9,891 shares held by Mr. Chipperfield are shares of restricted stock granted as compensation for a significant shortfall in the total Company-provided retirement benefit. This shortfall was created by the freezing of the Company's defined benefit retirement plan and the Company's supplemental executive retirement plan.

(e) The shares listed as beneficially owned by directors and executive officers as a group consist of 1,457,857 shares (of which 203,553 are restricted shares) and exercisable stock options to purchase 823,425 additional shares.

PROPOSAL I: ELECTION OF DIRECTORS

Nominees

Eight directors are to be elected during the 2008 annual meeting to serve, subject to their earlier death, resignation or removal, for terms of one year ending at the 2009 annual meeting or until their successors are duly elected and qualify. Certain information regarding the eight nominees is presented below. Should any nominee become unable or unwilling to serve, an event not anticipated to occur, proxies (except proxies marked to the contrary) will be voted for another person designated by the Board unless the Board shall have reduced the number of directors to be elected.

Name, Age, Principal Occupation or Position, Other Directorships	Company Director Since
Katherine Button Bell, 49 Vice President and Chief Marketing Officer of Emerson Electric Co., a manufacturer of electrical, electromechanical and electronic products and systems	1997
Wilbert G. Holliman, 70 Chairman of the Board and former Chief Executive Officer of the Company Director of North Mississippi Health Services, Southern Pipe & Supply and BancorpSouth, Inc.	1996
John R. Jordan, Jr., 69 Retired, formerly Vice Chairman of Price Waterhouse (now PricewaterhouseCoopers) Director of Fiduciary Counseling, Inc.	2003
Richard B. Loynd, 80 President of Loynd Capital Management Director of Joy Global Inc.	1987
Bobby L. Martin, 59 Independent management consultant and retired President and Chief Executive Officer of Wal-Mart International, the international division of Wal-Mart Stores, Inc., an international discount retailer Director of The Gap, Inc. and Conn's Appliances, Inc.	2003

Name, Age, Principal Occupation or Position, Other Directorships	Company Director Since
Aubrey B. Patterson, 65 Chairman of the Board and Chief Executive Officer of BancorpSouth, Inc., a bank holding company Director of BancorpSouth, Inc. and Mississippi Power	2004
Ralph P. Scozzafava, 49 Vice Chairman and Chief Executive Officer of the Company	2007
Albert E. Suter, 72 Senior Advisor and Retired Vice Chairman and Chief Operating Officer of Emerson Electric Co., a manufacturer of electrical, electromechanical and electronic products and systems Director of DeCrane Aircraft Holdings, Inc.	1997

Each of the director nominees has held the same position or other executive positions with the same employer during the past five years, except Ralph P. Scozzafava who was employed at Wm. Wrigley Jr. Company as Vice President & Managing Director of North America/Pacific and later being promoted to Vice President of Worldwide Commercial Operations during the five year period prior to joining the Company in 2007 as President and Chief Executive Officer Designate.

Lee Liberman is retiring from the Board of Directors after 22 years of service. We thank him for his dedication to the Company and for the direction and guidance he has given us over the years.

Board of Directors and Committees

In accordance with the rules of the New York Stock Exchange, the Board of Directors affirmatively determines the independence of each director and nominee for election as a director. The Board has also adopted its own definition of director independence, which is consistent with the guidelines set forth in the New York Stock Exchange listing standards. This definition is attached to this proxy statement as Appendix A. Based on this definition and a consideration of all other relevant facts and circumstances, the Board of Directors has determined that the following members are independent: Ms. Button Bell, Mr. Jordan, Mr. Loynd, Mr. Martin, Mr. Patterson, and Mr. Suter. In determining Mr. Loynd's status as an independent director the Board considered the arrangement with the Company regarding office space and secretarial and related services and concluded that his arrangement did not impair his independence.

The Board has three standing committees: an Audit Committee, a Human Resources Committee, and a Governance and Nominating Committee.

The Audit Committee, which currently consists of four independent directors (Mr. Jordan, Chairman, and Mr. Martin, Mr. Liberman and Mr. Patterson) met five times during the year ended December 31, 2007. The Committee assists the Board in the oversight of: (a) the integrity of the Company's financial statements and internal controls, (b) the Company's implementation and administration of internal controls to safeguard assets, (c) the Company's compliance with legal and regulatory requirements, (d) the independent auditor's qualifications, independence and performance, and (e) the performance of the Company's internal audit function. The Committee also provides an avenue of communication among the independent auditor, the Internal Audit Department, management and the Board. The Audit Committee operates under a written charter adopted by the Board of Directors. The Board of Directors has also determined that all members of the Committee are financially literate and that Lee M. Liberman and John R. Jordan, Jr. are Audit Committee Financial Experts as that term is defined in the rule issued pursuant to the Sarbanes-Oxley Act of 2002.

The Human Resources Committee, which currently consists of four independent directors (Mr. Suter, Chairman, and Ms. Bell, Mr. Liberman and Mr. Rubel), met eight times during the year ended December 31, 2007. The Committee operates under a written charter approved by the Board of Directors and discharges the responsibilities of the Board relating to compensation of the Company's Chief Executive Officer and other executives of the Company and its operating companies. These responsibilities include reviewing and approving performance measures relevant to the compensation of the Company's executive officers, evaluating the performance of these executive officers in light of the approved performance measures and determining their annual and long-term compensation.

The Governance and Nominating Committee, which currently consists of four independent directors (Mr. Loynd, Chairman, and Mr. Jordan, Mr. Suter and Mr. Patterson) met five times during the year ended December 31, 2007. The Committee operates under a written charter approved by the Board of Directors, identifies and recommends nominees for election as directors individuals who are qualified to become Board members and develops, and recommends to the Board corporate governance principles applicable to the Company. The Committee also has the authority to exercise all of the powers of the Board of Directors while the Board of Directors is not in session, except that the Committee does not have the authority to amend the By-Laws of the Company or to increase the size of, or to designate persons to fill vacancies on, the Board of Directors. The Committee is also limited by Delaware law as it currently exists or as it may exist hereafter.

The Governance and Nominating Committee has a policy of considering director candidates recommended by stockholders provided that a stockholder submission of a nominee for director must be received by the Company's Secretary not less than 120 calendar days before the calendar day and month of the mailing of the Company's proxy statement in connection with the previous year's annual meeting. The submission must include biographical information including, but not limited to, the proposed candidate's name, age, business address, residence address, principal occupation or employment for the previous five years and the number of shares of common stock of the Company owned beneficially or of record.

Director candidates are selected on the basis of their ability to make contributions to the Board and to the Company's strategic plan. Selected candidates shall possess the following qualifications: (a) high personal and professional ethics, integrity, an inquiring and independent mind, practical wisdom and mature judgment; (b) broad training and experience at the policy making level in business, government, education and technology or in areas that are relevant to the Company's activities; (c) expertise that is useful to the Company and complementary to the background and experience of the other Board members, so that an optimum balance of members on the Board can be achieved and maintained; (d) willingness to devote the required amount of time to carry out the duties and responsibilities of Board membership; (e) commitment to serve on the Board over a period of several years to develop knowledge about the Company's principal operations; (f) willingness to represent the best interests of all stockholders and objectively appraise management performance; and (g) involvement in activities or interests that do not create a conflict with the director's responsibilities to the Company and its stockholders. The Governance and Nominating Committee assesses the appropriate mix of skills and characteristics required of Board members in the context of the perceived needs of the Board at a given point in time.

The Company's Code of Corporate Conduct applies to our Directors, Officers (including the Chief Executive Officer, Chief Financial Officer, Controller and Principal Accounting Officer), and employees. The Code of Conduct, Corporate Governance Guidelines and the charters of the Audit Committee, Governance and Nominating Committee and Human Resources Committee are available on the Company's website at www.furniturebrands.com. Stockholders may request a copy of any of these documents from Furniture Brands International, Inc., 101 South Hanley Road, St. Louis, MO 63105, Attn: Corporate Secretary, 314-863-1100. Information on our website does not constitute part of this proxy statement.

There were twelve meetings of the Board during the year ended December 31, 2007, and all directors were present for at least 75% of the meetings of the Board and committees of the Board on which they served. The non-management directors have chosen Mr. Loynd as Lead Director to preside at the regular meetings of non-management directors and to perform other responsibilities that the independent directors may desire as a whole from time to time.

The Board provides a process for stockholders and other interested parties to send communications directly to the Board as a whole, the non-management directors as a group or to individual directors. Stockholders and other interested parties should do so in writing addressed to the Governance and Nominating Committee Chairperson, c/o Furniture Brands International, Inc., 101 South Hanley Road, St. Louis, MO 63105. All appropriate correspondence will be forwarded to the Chairman of the Governance and Nominating Committee. The Company will not, however, forward sales or marketing materials or correspondence not clearly identified as stockholder or interested party correspondence.

All members of the Board are expected to attend all Board meetings and Committee meetings of which the director is a member, as well as the Annual Meeting of Stockholders. The Board of Directors realizes that conflicts may arise from time to time but expects that each director shall make every effort to keep such conflicts to a minimum. All members of the Board attended last year's Annual Meeting of Stockholders.

Compensation of Board of Directors

The annual pay package for non-employee directors is:

- Designed to attract and retain highly-qualified, independent professionals to represent the Company's stockholders;

- Positioned to approximate the median of comparably sized companies to Furniture Brands. The Nominating and Governance Committee periodically engages an independent consultant to assist in reviewing the competitiveness and appropriateness of the Company's non-employee director compensation program. On the basis of this competitive assessment, the Committee may recommend to the full Board an adjustment to the compensation level or components; and

- Designed to provide ongoing alignment to stockholders through equity-based grants. In 2007, non-employee directors received approximately 59% of pay in the form of equity and 41% in cash. Since Furniture Brands does not pay board or committee meeting fees, actual annual pay should be relatively close to targeted mix with the only difference being whether or not a director is the chairperson of a committee.

In April 2007, the Board of Directors implemented a 10% reduction in cash retainer fees (from $50,000 to $45,000) as a result of the Company's lower sales, falling earnings and reduced share price.

Each Director who is not an employee of the Company or of a subsidiary of the Company is paid direct compensation in the form of an annual fee of $45,000, plus reimbursement at cost for all travel expenses incurred in attending board and committee meetings plus an annual award of restricted shares of Common Stock with a market value on the date of the award of $75,000. Such restricted stock vests after one year or upon a director's retirement, death or disability. In addition, each Director serving as Chairman of a committee of the Board is paid an additional annual fee of $5,000 except the Chairman of the Audit Committee, who is paid an additional annual fee of $10,000. Such fees are not paid to directors who are employees of the Company or a subsidiary of the Company.

Further, each non-employee director who has not reached the age of 70 is entitled to receive on a non-contributory basis $100,000 of term life insurance pursuant to the Company's group term life program.

Finally, the Company has a retirement plan for non-employee Directors in which participation and benefits have been frozen since December 31, 2005. Under the plan, a Director who is not an employee of the Company or of a subsidiary of the Company and who has reached age 62 or older and has served as a Director for at least five years will, after termination of service as a Director, receive for life an annual fee equal to $24,000. Currently, only Mr. Liberman will qualify for benefits under this plan, and after termination of service as a director he will receive $24,000 per year for life payable monthly. There will be no further vesting or new participants added under the plan.

The following table presents the total compensation paid to the Company's non-employee Directors during the year ended December 31, 2007.

Non-Employee Director Compensation

Name	Fees Earned or Paid in Cash ($)(a)	Stock Awards ($)(b)	Option Awards	Non-Equity Incentive Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(c)	Total ($)
Katherine Button Bell	$46,666	$75,000	$ -	$ -	N/A	$ -	$121,666
John R. Jordan	$56,666	$75,000	$ -	$ -	N/A	$ -	$131,666
Lee M. Liberman	$46,666	$75,000	$ -	$ -	$ -	$ -	$121,666
Richard B. Loynd	$51,666	$75,000	$ -	$ -	N/A	$84,306	$210,972
Bobby L. Martin	$49,143	$75,000	$ -	$ -	N/A	$ -	$124,143
Aubrey B. Patterson	$46,666	$75,000	$ -	$ -	N/A	$ -	$121,666
Matthew E. Rubel	$46,666	$37,500	$ -	$ -	N/A	$ -	$121,666
Albert E. Suter	$51,666	$75,000	$ -	$ -	N/A	$ -	$126,666

(a) Includes all fees earned for services as director including annual retainer and committee chair retainers.

(b) Value of restricted stock grant in 2007. At fiscal year end, restricted share holdings of each director were as follows: Ms. Button Bell, 23,318 shares; Mr. Jordan, 15,766 shares; Mr. Liberman, 23,318 shares; Mr. Loynd, 19,861 shares; Mr. Martin, 15,928 shares; Mr. Patterson, 13,785 shares; Mr. Rubel, 7,368 shares and Mr. Suter, 23,318 shares

(c) The Company provided Mr. Loynd with office space and secretarial and related administrative services during 2007 in recognition of his prior service as former Chief Executive Officer and Chairman of the Board of the Company.

Director Stock Ownership

Effective on January 1, 2007, We implemented formal share ownership guidelines for non-employee directors. Non-employee directors of the Company are required to own 10,000 shares within four years of joining the Board. As of December 31, 2007, seven of the eight non-employee directors met the targeted ownership guideline.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on a review of the copies of forms received by it or filed with the Securities and Exchange Commission and on written representations from certain reporting persons, we believe that during 2007, all directors and executive officers complied with all Section 16(a) filing requirements.

Human Resources Committee Interlocks and Insider Participation

The functions and members of the Human Resources Committee are set forth above under "Board of Directors and Committees." All Committee members are independent and none of the Committee members has served as an officer or employee of the Company or a subsidiary of the Company.

Audit Fees

The following fees were paid to KPMG LLP, the Company's independent auditors, for services rendered in 2007 and 2006 (Dollars in Thousands):

	2007	2006
Audit Fee	$1,448	$1,501
Tax Fees	105	95
Total KPMG LLP Fees	$1,553	$1,596

Audit Fees primarily represent amounts paid for the integrated audit and statutory audits.

Tax Fees are for tax compliance and tax consulting.

The Audit Committee pre-approves all audit and non-audit services (and related fees) provided by the Company's independent registered auditor, as outlined below. Should an engagement need pre-approval before the next Committee meeting, authority to grant such approval is delegated to the Audit Committee Chairman. Such approval will be reviewed with the entire Committee at the next quarterly meeting.

Audit Fees

Annually, the Committee reviews and approves the audit services and the estimated audit fees for the current fiscal year and approves any amounts exceeding the original estimates.

Non-Audit Services and Fees

Annually, and otherwise as necessary, the Committee reviews and approves all non-audit services and the estimated fees for such services for the current fiscal year. For recurring services such as employee benefit plans, tax compliance, internal control reviews, statutory filings and foreign export reporting and for non-recurring services such as tax or other consulting, the Committee reviews and approves the services and estimated fees by category of service and approves any amounts exceeding the original estimates.

Report of the Audit Committee

We oversee the Company's financial reporting process on behalf of the Board of Directors. We operate under a written charter adopted by the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the Company's system of internal control. In fulfilling our oversight responsibilities, we reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2007 with management, including a discussion of the quality and the acceptability of the Company's financial reporting and control.

We discussed with KPMG LLP the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards,* Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

In addition, we have received the written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1, (Independent Standards Board Standard No. 1,

Independence Discussions with Audit Committees), as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and have discussed with the firm their independence from the Company.

In reliance on the reviews and discussions referred to above, we recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the Securities and Exchange Commission. We also evaluated and recommended to the Board the reappointment of KPMG LLP as the Company's independent auditors for fiscal year 2008.

Submitted by the Audit Committee of the Furniture Brands International Board of Directors

John R. Jordan, Jr., Chairman
Lee M. Liberman
Bobby L. Martin
Aubrey B. Patterson

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Human Resources Committee of the Board of Directors ("Committee") is comprised of non-employee directors, all of whom meet the independence requirements outlined by the New York Stock Exchange. The Committee is responsible for establishing the Company's executive compensation policies and overseeing executive compensation practices.

The Committee establishes the Company's compensation policies and oversees its executive compensation practices on behalf of the Board of Directors. The Committee operates under a written charter adopted by the Board of Directors, and conducts a self-assessment of its performance annually.

Committee Consultant

To assist the Committee in discharging its responsibilities, the Committee has retained Towers Perrin as its independent consultant. The consultant is engaged by and reports directly to the Committee. Specifically, the consultant's role is to work with the Committee through management to develop recommendations related to all aspects of executive compensation matters. A more detailed explanation of the consultant's role in setting pay levels is discussed throughout this report. In addition to consultation to the Committee, Towers Perrin provides pension plan actuarial services and benefits consulting to management.

Compensation Philosophy

Furniture Brands' executive compensation program is designed to:

- Attract and motivate a highly capable and performance-focused executive team;
- Pay for performance such that relative total compensation reflects the relative performance of the Company;

- Link the change in earnings of executives directly to and in the same direction as the change in financial results, both short and long term, and its return to stockholders;

- Promote a culture of executive owners who share a common financial interest with stockholders; and

- Efficiently manage the potential dilution, cash flow, tax and reported earnings implications of executive compensation, consistent with the other four objectives of the program.

Market Competitiveness

On an annual basis, Towers Perrin provides to the Committee written market data that outlines salary and incentive compensation targets, both short and long term, for comparable market positions of the officers and other senior executives at companies of similar size to the Company. The companies of similar size are matched by regression formulas from the broad company database of the Towers Perrin survey. Individual identities of the companies are not known. The Committee assesses our financial performance, competitive industry compensation practices, emerging market trends, and executive pay tally sheets (detailing the executives' annual and total accumulated pay under various performance and employment scenarios) and other factors. No specific weighting is assigned to these factors. Generally, there are nominal changes both up and down in target total compensation and the mix of the compensation elements. Actual total compensation can vary widely based on Company, business unit, and individual performance.

2007 Business Results and Compensation

We understand the importance of pay for performance and are implementing programs that continue to demonstrate it's commitment to strengthening the link between executive pay and overall business performance. This link has been demonstrated in 2007 by restraint in base salary increases and delivering no payout for the 2007 short term incentive plan for a year in which sales decreased significantly and the company reported an earnings loss. The Committee established the 2007-08 long term incentive plan to focus management's attention on reduction of furniture inventories, better management of accounts receivable, and generation of increased levels of free cash flow. The achievement of these results in 2007 resulted in a payout pool of 200% of target under the plan.

We currently deliver approximately 75% of total direct compensation (base, bonus and expected value of long term incentives) to the Named Executive Officers (NEO's) reporting directly to the CEO through performance contingent programs, both short and long term.

The Committee has sole discretion in setting the compensation of those executives, including the NEO's based on input from the CEO. The compensation of the CEO is set by the full Board of Directors based on the Committee's recommendation.

The basic structure of the primary elements of our 2007 executive officer compensation package is outlined below.

Element	Purpose	Characteristics
Base Salary	Certain element of pay for an individual's primary duties and responsibilities.	Base salary is reviewed annually and each executive's current salary is compared against a comparable position in the competitive market.
Short Term Incentive Plan	Paid for the achievement of specified annual corporate and/or business unit financial goals.	Performance-based cash opportunity; amount earned will vary relative to the targeted level based on Furniture Brand's actual results achieved.
Long Term Incentive Plan	Rewards key executives who can potentially contribute materially to the long term success of the Company.	Performance-based long term cash opportunity; amounts earned/realized vary from the target based on actual financial results achieved during the specified performance period.
Equity Grants	Regular grants of stock options or full value shares designed to drive performance and promote share ownership.	Performance based long term incentive opportunity; amounts realized are dependent upon share price appreciation and/or business performance.
Benefits	Provide for basic life and income security needs.	Fixed component of basic programs provided by the Company, with elective options by the employee.

Base Salaries

The committee believes it is important to attract and retain executive talent from the competitive marketplace. Therefore we target the base salaries of its executives to the median of salaries paid to individuals in comparable jobs of U.S. industrial and manufacturing companies of similar size. The major source of this competitive data is the annual executive compensation survey conducted by Towers Perrin.

Because we want to reward for performance as well as job content, the executive's individual performance and overall job responsibilities are considered (along with market competitive pay levels) when determining the amount of any executive salary increases.

Annual Incentives

Annual incentive at Furniture Brands is delivered through the Short Term Incentive Plan. Annual incentive opportunities are established as a percentage of an executive's base salary and are targeted at the median of the comparable market.

In 2007, the Committee determined that the performance standards used in the short term incentive plan were not aligned closely enough with business results and that it was critical to focus on earnings improvement in light of the 2006 earnings deterioration. As a result, a new plan based entirely on earnings expectations was developed. This plan provided for a 100% payout for earnings that reached the business plan expectations of $47 million and no payout for any earnings below $35 million. In 2007, our business further deteriorated from levels achieved in 2006, with the company reporting an earnings loss, and no awards were made under the short term incentive plan.

Long Term Compensation

The Committee feels that the achievement of long term business goals is a critical management focus. In 2007, approximately 50% or more of the total direct compensation (salary, target annual incentive, and target long term incentive opportunity) of the NEO's other than the CEO was intended to be long-term (i.e., payable over time periods longer than a year). The long term incentive opportunity for each executive is established as a percentage of an executive's base salary and is targeted at the median of the comparable market.

The emphasis on longer-term compensation ensures a strong continued alignment with share owner value creation through management focus on key business results.

Prior to 2005, the primary form of long term compensation consisted of annual stock option grants. In 2005, the Committee introduced a new approach to long term compensation, combining a stock option grant and a performance cash plan based on 3-year financial results. The first long term performance cash plan consisted of a performance period from January 1, 2005 to December 31, 2007. We did not achieve either the three-year cash flow or the return on net assets thresholds specified in the plan and therefore executive participants of the plan did not receive any payment. A second long term performance cash plan of the same design is in place for the 2006 to 2008 performance period, and any payouts will be determined after the results are compiled at the end of December 31, 2008.

In 2007, the long term incentive opportunity was based solely on the 2007-08 long term incentive plan. We did not deliver an annual grant of stock options at that time due to a limited remaining authorization of shares in the 1999 Long Term Incentive Plan and an increased urgency by the Board to focus management's attention on controlling inventory, receivables, and improving free cash flow. The Committee initiated the special long term plan designed to reward for management's actions in improving free cash flow during the critical period covering 2007 and 2008. For the 2007 performance period of this plan, the Committee set a 100% award level for the achievement of $108 million in cash flow, zero for cash flow below $86.4 million, and a capped award for any cash flow that exceeded $ 129.6 million. Actual 2007 free cash flow was $138.5 million. This generated a calculated award pool of 200% of the long term target for each NEO, with no individual discretion in determining actual individual awards earned under the plan. Under the terms of the plan, the award was banked until the end of the total 2007-08 performance period, after which payout will be made to each plan participant based on continued employment. The amount in the bank will be forfeited for any termination of employment, except as a result of death, disability, or retirement. Any awards from the plan will be delivered as 50% cash and 50% shares to those executives who have not yet achieved their share ownership requirements.

2007 Compensation Summary

The table below outlines the specific corporate measures used in determining 2007 executive compensation:

Pay Element	Performance Measures - 2007	Performance Results – 2007	2007 Performance
Base Salary	Individual Contribution	Executive effort failed to lead the organization to achieve expected results.	Zero Salary Increases
2007 STIP	Actual 2007 Net Earnings relative to targeted level.	2007 Net Earnings Loss	Zero Payout for all NEO's

Pay Element	Performance Measures - 2007	Performance Results - 2007	2007 Performance
2005 – 2007 LTIP	3-Yr Cumulative Net Cash Flow from Operations and Pre-tax Return on Net Assets in 2007 relative to targeted level	Failed to achieve threshold levels for either Net Cash Flow Operations or RONA	Zero Payout for all NEO's
2006 – 2008 LTIP	3-Yr Cumulative Net Cash Flow from Operations and Pre-tax Return on Net Assets in 2008 relative to targeted level	NA	TBD
2007 – 2008 LTIP	2-Yr Free Cash Flow in each of 2007 and 2007-08 periods relative to targeted level	Surpassed maximum expectations for cash flow in 2007 period	200% of Target Award (Banked)

1. 2007 earnings for 100% payout = $47.0 million. Earnings below $35.0 million produce zero payout.
2. Threshold for payout under this plan is 10.5% return on net assets and $280,736,000 cumulative net cash from operations at end of 2007.
3. Threshold for payout under the plan is not disclosable for these open cycles due to competitive sensitivity and risk that any published figures may be construed as investor guidance.

Benefits

All NEO's participate in a full range of benefits and are covered by the same plans (with noted exceptions) and on the same terms as provided to all U.S.-based Company employees. We target our overall benefits to be competitive with industrial and manufacturing companies of similar size. We believe executives should have the same benefits as all other employees.

Retirement Plans

Effective December 31, 2005, the Committee froze the defined benefit retirement plan. Only those participants who were retirement-eligible and had 10 years of service to the Company on that date are permitted to accrue benefits under the plans based on service until December 31, 2010. Three NEO's, Mr. Holliman, Mr. Foy and Mr. Chipperfield, are accruing retirement benefits pursuant to this plan. All three individuals have scheduled retirement dates in 2008 (Mr. Holliman on April 30, 2008; Mr. Foy on January 31, 2008 and Mr. Chipperfield on March 14, 2008). No other NEO's are participants in a retirement plan.

Executive Stock Ownership

The Committee believes that meaningful executive ownership is integral to aligning executive and stockholder interests. Effective on January 1, 2007, we implemented formal executive share ownership guidelines. The top executives of the Company are required to own a fixed number of shares ranging from 35,000 to 200,000 shares depending upon position.

Until targeted ownership levels are achieved, each executive will be required to hold 50% of net shares from all option exercises and will be required to receive 50% of performance cash award payments in Company common stock. Executives will have 5 years to achieve targeted ownership.

Chief Executive Compensation

The compensation program in place for our Chairman and Chief Executive Officer during 2007 was designed specifically for Mr. Holliman as he transitions to retirement. These employment arrangements recognize his long, valued service and his continued commitment to us as he delays retirement, yet match the pay delivered to him with our performance:

- In March 2007, Mr. Holliman volunteered a reduction in salary in light of our continued deterioration in business performance. The Board accepted this offer and adjusted his salary by 25% in April, from $925,000 to $694,000;

- Mr. Holliman's annual target bonus remained at 100% of salary under the Short Term Incentive Plan, but actual payout was zero due to the earnings loss;

- Mr. Holliman does not receive any equity compensation grants, nor does he participate in any of the cash long term incentive plans of the Company; and

- Under his current employment agreement, commencing the year following retirement, Mr. Holliman will receive payments of $1 million per year for four years in lieu of any long term compensation awards or plan participation. Mr. Holliman is expected to retire at the 2008 Annual Meeting of Stockholders, and the first payment will take place in January 2009. These payments are fully vested and are to be made to Mr. Holliman's beneficiaries or to his estate should he die before receiving the last payment.

Compensation for the CEO Designate

Ralph Scozzafava was hired in 2007 as Vice Chairman and CEO Designate to succeed Mr. Holliman as CEO on January 1, 2008 and as Chairman on May 1, 2008. In determining Mr. Scozzafava's pay package, the Committee set the value of his pay components based on a comparison to CEO compensation at industrial and manufacturing companies of similar size to the Company, recognizing that Mr. Scozzafava would first be reporting to the CEO as he learned the organization and the business. On this basis, the Committee set his annual salary at $700,000, with an annual incentive target of 100% of salary, and a long term incentive target of 200% of salary. These targets were prorated for his actual service (six months) in 2007. In addition the Committee awarded stock option grants to Mr. Scozzafava in 2007 and 2008, both equal in value to 100% of his salary.

Compensation of the other Named Executive Officers

Base salaries of the other NEO's are determined on comparison to market data for similar roles in companies of similar size, recognizing the experience and contribution of each executive to the role. These executives participate in the short term incentive and long term incentive plans of the Company. The annual incentive targets range from 50% to 75% of base salary, and the long term incentive targets range from 100% to 165% of base salary. Base salary, annual and long term incentive targets are set commensurate with competitive pay levels for each position, on the basis of comparison to companies of similar size from the Towers Perrin survey.

In 2005, the Company discontinued the defined benefit retirement plan and provided for additional pension service and earnings accruals through to December 31, 2010 only to those employees who were retirement-eligible at the time and had 10 years of service with the Company. Thus, only Mr. Holliman, Mr. Chipperfield and Mr. Foy are continuing to accrue benefits under that plan.

The employment contracts for Mr. Holliman and Mr. Foy remain in effect until their scheduled retirements. These agreements are discussed in the ***Employment Agreements*** of this report. The other executives do not have any unique contractual employment arrangements.

In 2007 the Board approved an Executive Severance Plan that covers all Named Executive Officers except Mr. Holliman and Mr. Foy. This plan is discussed in the ***Executive Severance Plan*** section of this circular.

In 2007 the Board approved individual change in control agreements with the Named Executive Officers except Mr. Holliman and Mr. Foy. These agreements are discussed in the ***Individual Change In Control Agreements*** section of this circular.

New Hires

In order to attract key executive talent, we may offer a cash hiring bonus, an annual incentive guarantee, or grants of stock options or restricted shares, as appropriate for the hiring situation. Mr. Scozzafava and Mr. Isaak received annual incentive award guarantees and restricted share awards upon hire. As a condition of his employment, Mr. Scozzafava was awarded stock options at hire and again in 2008.

Executive Transition

A critical role of the Committee is to review succession planning for key executive roles. The Committee has supported the transition to a new leadership team of the company through a series of planned executive changes:

1. Retirement of Mr. Holliman – was initiated in 2007 with the hiring of Mr. Scozzafava. On January 1, 2008 the role of Chairman and CEO was split, with Mr. Holliman assuming the role of Chairman of the Board and Mr. Scozzafava becoming CEO.
2. Retirement of Mr. Foy – was planned in 2007 as part of Furniture Brands' significant transition of executive management. Mr. Foy retired on January 31, 2008. The Board recognized his leadership with a transitional lump sum of $2,000,000 awarded at the time of his retirement.
3. Retirement of Mr. Chipperfield – has proceeded in accordance with Mr. Chipperfield's plans after a long career of providing expertise and leadership as the company has evolved. Mr. Chipperfield retired on March 14, 2008.

Accounting and Tax Treatment

The Committee reviews projections of the estimated accounting expense and tax impact of all material elements of the executive compensation program. Generally, an accounting expense is accrued over the requisite service period of the particular pay element (generally equal to the performance period) and we realize a tax deduction upon the payment to/realization by the executive.

Stock option grants and awards under the Short Term and Long Term Incentive Plans are intended to meet the deductibility requirements of IRC Section 162(m) as performance based pay.

Review of All of the Components of CEO and NEO Compensation

The Committee has reviewed all components of the compensation for all the NEO's (including the CEO and the CFO and Principal Financial Officer) as follows: salary, annual incentive, and long term compensation, accumulated realized and unrealized stock option and restricted stock gains, the dollar value to the executive and cost to the Company of all perquisites and other personal benefits, the earnings and payout obligations under all the Company's qualified and non-qualified deferred compensation programs, the actual and projected payout obligations under the Company's qualified and non-qualified executive retirement plans, under potential severance and change-in-control scenarios. Tally sheets setting forth all the above components were prepared by Towers Perrin and reviewed by the Committee.

Based on this review, the Committee finds the CEO, CFO and NEO total compensation in the aggregate to be reasonable and not excessive.

Human Resources Committee Report

In fulfillment of its responsibilities appearing in this proxy statement, the Committee reviewed and discussed the Compensation and Discussion and Analysis with management. Based on this review and discussion, the Committee recommended that the Board of Directors include the Compensation Discussion and Analysis in this proxy statement for filing with the Securities and Exchange Commission.

Submitted by the Human Resources Committee of the Furniture Brands International, Inc. Board of Directors

Albert E. Suter, Chairman
Katherine Button Bell
Lee M. Liberman
Matthew E. Rubel

Summary Compensation Table

The table below presents the fiscal 2007 "total compensation" of the CEO, CFO, three other most highly compensated executive officers ("Named Executive Officers"), as well as our Controller who has been acting as Principal Financial Officer due to the termination in 2007 of the CFO, and two former executive officers who would otherwise have been included in the foregoing list but for the fact that they were not serving as executive officers as of the end of 2007.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary		Bonus		Stock Awards (1)		Option/SAR Awards (2)		Non-Equity Incentive Plan Compensation		Change in Pension Value (3) And Nonqualified Deferred Compensation Earnings	All Other Compensation	TOTAL
Wilbert G. Holliman, Jr.	2007	$756,192	(4)	$ -		$ -		$ 176,844		$ -	(5)	$391,878	$ 152,599	$1,085,635
Chairman & Former CEO	2006	$925,000		$ -		$ -		$ 337,549		$678,488		$ 33,670	$ 118,849	$2,059,886
Denise L. Ramos	2007	$138,750	(6)	$ -		$ -	(12)	$ -	(12)	$ -	(13)	$ -	$ 15,361	$ 154,111
Former CFO	2006	325,000		$ -		$ 85,821		$ 173,713		$ 178,791		$ -	$ 220,662	$ 983,987
Richard R. Isaak	2007	$121,154	(7)	$ 42,288	(11)	$ 18,083		$ -		$ -	(5)	$ -	$ 658	$ 182,183
Controller, Principal Financial Officer	2006	$ -		$ -		$ -		$ -		$		$ -	$ -	$ -
Ralph P. Scozzafava	2007	$376,923	(8)	$350,000	(11)	$ 53,412		$ 121,881		$ -	(5)	$ -	$ 342,138	$1,244,354
Vice Chairman & CEO	2006	$ -		$ -		$ -		$ -		$ -		$ -	$ -	$ -
John T. Foy	2007	$548,500		$ -		$ 24,066		$ 250,652		$ -	(5)	$339,211	$ 202,279	$1,025,497
President & COO	2006	$548,500		$ -		$ 86,837		$ 320,998		$ 402,325		$ 35,391	$ 134,843	$1,493,503
Lynn Chipperfield	2007	$325,000		$ -		$ 49,378		$ 260,033		$ -	(5)	$207,377	$ 46,984	$ 681,395
Former SVP, General Counsel	2006	$325,000		$ -		$ 56,396		$ 346,473		$ 178,791		$ 13,930	$ 48,107	$ 954,767
Nancy W. Webster	2007	$343,750	(9)	$ -		$ -	(12)	$ -	(12)	$ -	(13)	$ -	$1,056,830	$1,400,580
Former Pres. Thomasville	2006	$350,000		$210,000	(11)	$ 30,205		$ 94,541		$ -		$ -	$ 35,788	$ 720,534
C. Jeffrey Young	2007	$239,917	(10)	$ -		$ -	(12)	$ -	(12)	$ -	(13)	$ -	$ 777,149	$1,017,066
Former Pres. HDM	2006	$352,000		$ -		$ -		$ 46,862		$179,768		$ -	$ 49,747	$ 628,377

1. Restricted Stock Awards valued as they vest each calendar year, based on actual share price.
2. Stock Option Awards valued as they vest each calendar year, at Black Scholes value at date of grant.
3. Change in Pension Value reflects increase in annual pension payment at normal retirement age of 65, and includes amounts from both the qualified retirement plan and the nonqualified SERP.
4. Mr. Holliman's salary reduced 25% in April 2007 due to company performance.
5. Non-Equity Incentive Comp in 2007 is zero for 2007 STIP & 2005-07 LTIP cash plans.
6. Ms. Ramos terminated on May 25, 2007.
7. Mr. Isaak commenced employment on May 1, 2007.
8. Mr. Scozzafava commenced employment on June 18, 2007.
9. Ms. Webster terminated employment on November 1, 2007.
10. Mr. Young terminated employment on September 4, 2007.
11. STIP payout guarantee associated with new hire.
12. Unvested R.S. and S.O. grants cancelled at termination
13. Participation in STIP and LTIP forfeited at termination.

In accordance with the SEC's proxy disclosure rules, "Total Compensation" in 2007 is defined as the sum of the following:

1. Salary: Base salary paid during 2007.
2. Bonus: Non-performance based awards (i.e., guarantees and sign on bonus)
3. Stock awards: restricted stock grants made in 2007 (excluding dividends earned on outstanding restricted shares that are not part of FAS123R value): dollar amounts reflect the grant date accounting fair value calculated pursuant to the guidance set forth under FAS 123(R), as presented in our annual 10-K filing (values shown are the grant date face value).
4. Stock options: Stock option grants made in 2007; dollar amounts reflect the grant date accounting fair value calculated pursuant to the guidance set forth under FAS 123(R), as presented in our annual 10-K filing (values shown are the grant date expected value based on a Black-Scholes model).
5. Non-equity incentive awards: short and long term performance based awards. The 2007 values in this table are zero because the 2007 Short Term Incentive Plan produced a zero payout, the 2005-08 Long Term Incentive Plan also produced zero and the 2007-08 plan produced a calculated award that is banked and is subject to forfeiture for any termination prior to end of the performance period.
6. Change in actuarial value of pension benefits and non-qualified deferred compensation earnings: Includes the aggregate increase in actuarial value of defined benefit plan amounts accrued during the year and any above market earnings on non-qualified deferred compensation.
7. All other compensation: All other compensation not captured elsewhere in the Summary Compensation Table, including but not restricted to: Executive Perquisites, Company Payments for Benefits, Company Contributions to Defined Contribution Plans, Insurance Premiums, Payments associated with Severance, and Relocation Costs paid by the Company.

All Other Compensation

The table below presents "all other compensation" provided in fiscal 2007 to the Named Executive Officers. Consistent with our emphasis on performance based pay, the perquisites and other benefits are limited in scope. The more significant entries relate to severance payments to terminated executives.

OTHER COMPENSATION

...me and ...incipal Position		Company Paid Benefits					Company	Club	RELOCATION				TOTAL
		401k	Def Comp	Life Insurance			Aircraft	Dues/	Co Paid	Relo Allow	Co Paid	Severance	All Other
		Contrib	Match	Imputed	Co Paid	Def Exe Life	Pers. Use	Mbrshp	Relocation	GROSS	Housing	or CIC	COMP
.G. ...olliman, Jr. ...Chairman & CEO	2007	$10,125	$54,661	$7,413	$4,006	$ -	$71,153 (3)	$5,241	$ -	$ -	$ -	$ -	$ 152,599
.L. ...amon Former CFO	2007	$10,125	$4,389	$ 337	$ 510	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 15,361
.R. ...sak Controller, Principal Financial Officer	2007	$ - (1)	$ - (2)	$ 94	$ 564	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 658
.P. ...cozzdava Vice Chairman & CEO Designate	2007	$ - (1)	$16,962 (2)	$ 585	$1,646	$ -	$ 14,231 (3)	$ -	$308,714	$ -	$ - (4)	$ -	$ 342,138
.T. ...oy President & COO	2007	$10,125	$32,887	$2,570	$2,578	$125,789	$ 23,089 (3)	$5,241	$ -	$ -	$ -	$ -	$ 202,279
...Chipparfield SVP, General Counsel	2007	$10,125	$12,771	$1,419	$1,529	$ 21,141	$ -	$ -	$ -	$ -	$ -	$ -	$ 46,984
.W. ...Webster Former Pres Thomasville	2007	$10,125	$13,490	$ 692	$ -	$49,360	$ -	$ -	$ -	$ -	$ -	$983,163	$1,056,830
.J. ...Young Former Pres HDM	2007	$10,125	$ - (2)	$ 630	$ 566	$34,035	$ -	$ -	$ -	$ -	$ -	$731,793	$ 777,149

1. Not a participant in the 401(k) in 2007.
2. Made no deferred compensation contributions and thus received no company match in 2007.
3. Amount for personal use of company aircraft represents the aggregate incremental cost to the Company, based on the variable operating costs per mile, which include fuel costs, maintenance, associated travel costs for the crew and certain office expenses, but does not include the tax on the disallowance (net

of W-2 adjustments) of aircraft expenses under current Federal income tax law are as above.

4. Company paid relocation is the grossed-up value of expenses incurred for the relocation of Ms. Ramos to St. Louis in 2005 and of Mr. Scozzafava to St. Louis in 2007.

In addition to the above compensation, the reported eight officers also participated in health & welfare benefit programs (medical coverage, disability, basic life insurance and vacation) which are generally available and comparable to those provided to all full-time US employees.

Grants of Plan Based Awards

All Named Executive Officers except Mr. Holliman participated in the Furniture Brands 2007-08 Long Term Incentive Plan. The 2007 plan performance cycle runs from 2007 – 2008. No annual grants of stock options were provided.

Special equity grants were made to Mr. Isaak and Mr. Scozzafava in association with their commencement of employment. Restricted shares vest in three equal installments on the next three anniversaries of the grant; stock options vest in equal installments on the next four anniversaries of the grant. The grant date fair value of the option and restricted share awards are in included in the Summary Compensation Table.

GRANTS OF PLAN-BASED AWARDS

Name and Principal Position	Plan Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards: Threshold $	Target $	Maximum $	Est. Future Payouts Under Equity Incentive Plan Awards $	All Other Stock Awards: Number of Shares of Stock or Units #	All Other Option Awards: Number of Securities Underlying Options #	Exercise or Base Price of Option Awards $/sh	Grant Date Fair Value of Stock and Option Awards $
W.G. Holliman	R.S. Grant	no grant	$ -	$ -	$ -	N/A	no grant			
Chairman & CEO	S.O. Grant	no grant	$ -	$ -	$ -	N/A		no grant	no grant	
	Cash LTIP 07-08	not in	$ -	$ -	$ -	N/A				
	Cash LTIP 06-08	not in	$ -	$ -	$ -	N/A				
	Cash LTIP 05-07	not in	$ -	$ -	$ -	N/A				
	2007 STIP	01/01/07	$ -	$ 694,000	$ 1,388,000	N/A				
D.L. Ramos	R.S. Grant	05/03/07	$ -	$ -	$ -	N/A	11,100			$167,721
Former CFO	S.O. Grant	no grant	$ -	$ -	$ -	N/A		no grant	no grant	
	Cash LTIP 07-08	03/16/07	$ -	$1,462,000	$ 2,924,000	N/A				
	Cash LTIP 06-08	01/26/06	$ -	$ 495,800	$ 991,600	N/A				
	Cash LTIP 05-07	01/27/05	$ -	$ 500,000	$ 1,000,000	N/A				
	2007 STIP	01/01/07	$ -	$ 694,000	$ 1,388,000	N/A				
R.R. Isaak	R.S. Grant	05/02/07	$ -	$ -	$ -	N/A	5,000			$81,150
Controller,	S.O. Grant	no grant	$ -	$ -	$ -	N/A		no grant	no grant	
Principal	Cash LTIP 07-08	05/03/07	$ -	$ 135,000	$ 270,000	N/A				
Financial Officer	Cash LTIP 06-08	not in	$ -	$ -	$ -	N/A				
	Cash LTIP 05-07	not in	$ -	$ -	$ -	N/A				
	2007 STIP	05/03/07	$ -	$ 42,000	$ 84,000	N/A				
R.P. Scozzafava	R.S. Grant	06/18/07	$ -	$ -	$ -	N/A	20,000			$298,400
Vice Chairman	S.O. Grant	06/18/07	$ -	$ -	$ -	N/A		217,292	14.92	$907,889
& CEO	Cash LTIP 07-08	06/18/07	$ -	$ 875,000	$ 1,750,000	N/A				
Designate	Cash LTIP 06-08	not in	$ -	$ -	$ -	N/A				
	Cash LTIP 05-07	not in	$ -	$ -	$ -	N/A				
	2007 STIP	06/18/07	$ -	$ 350,000	$ 700,000	N/A				

Name and Principal Position	Plan Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold $	Target $	Maximum $	Est. Future Payouts Under Equity Incentive Plan Awards $	All Other Stock Awards: Number of Shares of Shock or Units #	All Other Option Awards: Number of Securities Underlying Options #	Exercise or Base Price of Option Awards $/sh	Grant Date Fair Value of Stock and Option Awards $
J.T. Foy	R.S. Grant	no grant	$ -	$ -	$ -	N/A	no grant			
President & COO	S.O. Grant	no grant	$ -	$ -	$ -	N/A		no grant	no grant	
	Cash LTIP 07-08	3/16/2007	$ -	$1,306,000	$2,612,000	N/A				
	Cash LTIP 06-08	1/26/2006	$ -	$530,400	$1,060,800	N/A				
	Cash LTIP 05-07	1/27/2005	$ -	$439,600	$879,200	N/A				
	2007 STIP	1/1/2007	$ -	$548,500	$1,097,000	N/A				
L. Chipperfield	R.S. Grant	no grant	$ -	$ -	$ -	N/A	no grant			
SVP, General Counsel	S.O. Grant	no grant	$ -	$ -	$ -	N/A		no grant	no grant	
	Cash LTIP 07-08	3/16/2007	$ -	$1,072,000	$2,144,000	N/A				
	Cash LTIP 06-08	1/26/2006	$ -	$495,800	$991,600	N/A				
	Cash LTIP 05-07	1/27/2005	$ -	$410,600	$821,200	N/A				
	2007 STIP	1/1/2007	$ -	$243,750	$487,500	N/A				
N. Webster	R.S. Grant	5/3/2007	$ -	$ -	$ -	N/A	11,700			$176,787
Former Pres., Thomasville	S.O. Grant	no grant	$ -	$ -	$ -	N/A		no grant	no grant	
	Cash LTIP 07-08	3/16/2007	$ -	$900,000	$1,800,000	N/A				
	Cash LTIP 06-08	1/26/2006	$ -	$352,800	$705,600	N/A				
	Cash LTIP 05-07	1/27/2005	$ -	$290,000	$580,000	N/A				
	2007 STIP	1/1/2007	$ -	$225,000	$450,000	N/A				
C.J. Young	R.S. Grant	no grant	$ -	$ -	$ -	N/A	no grant			
Former Pres., HCM	S.O. Grant	no grant	$ -	$ -	$ -	N/A		no grant	no grant	
	Cash LTIP 07-08	3/16/2007	$ -	$218,000	$436,000	N/A				
	Cash LTIP 06-08	1/26/2006	$ -	$68,000	$136,000	N/A				
	Cash LTIP 05-07	1/27/2005	$ -	$81,800	$163,600	N/A				
	2007 STIP	1/1/2007	$ -	$235,690	$471,380	N/A				

(1) These restricted share grant s vest for Ramos and Webster in equal installments on each of the second, third and fourth anniversaries from date of grant.

(2) These restricted share grants vest for Isaak and Scozzafava in equal installments on each of the first, second and third anniversaries from date of grant.

(3) Stock options vest in equal installments on each of the first four anniversary dates of the grant.

(4) Non-equity long-term performance plan awards consist of unit grants under the 2007 Short Term Incentive Plan and the Long-Term Performance Cash plans for each of the 3 performance periods commencing on January 1, 2005, January 1, 2006 and January 1, 2007. At vesting, payout for each performance period is determined on the basis of achievement against the stated financial measures for that performance period. The cash payout may be delivered in whole or in part, at the discretion of the Human Resources Committee, as common or restricted shares to facilitate stock ownership.

Outstanding Equity Awards at Fiscal Year End

The table below presents the number and estimated pretax intrinsic value of all outstanding options and unvested equity grants held by the Named Executive Officers, as of December 31, 2007 (based on the company's December 31, 2007 closing price of $10.06).

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Shares or Units of Stock That Have Not Vested		Equity Incentive Plan Awards: Unearned Shares, Units or Other Rights That Have Not Vested	
Name and Principal Position	Exercisable #	Unexercisable #	#	$	Date	Number # (Note 1)	Market Value $	Number #	Mkt/Payout Value $
W.G. Holliman	100,000	-	-	$ 23.5000	01/29/09	-	$ -	-	$ -
Chairman & CEO	65,000	-	-	$ 16.8125	01/27/10	-	$ -	-	$ -
	100,000	-	-	$ 15.0000	10/31/10	-	$ -	-	$ -
	65,000	-	-	$ 23.2200	10/31/11	-	$ -	-	$ -
	63,000	-	-	$ 21.4800	01/31/13	-	$ -	-	$ -
	50,000	-	-	$ 29.9600	01/29/14	-	$ -	-	$ -
D.L. Ramos former CFO	-	-	-	$ -	-	-	$ -	-	$ -
R.R. Isaak Controller, Princ Fin Ofcr	-	-	-	$ -	-	5,000	$50,300	-	$ -
R.P. Scozzafava Vice Chairman & CEO Designate	-	217,292	-	$ 14.8200	06/18/17	20,000	$201,200	-	$ -
J.T. Foy	24,000	-	-	$ 23.5000	01/29/09	3,582	$36,035	-	$ -
President & COO	38,000	-	-	$ 16.8125	01/27/10	-	$ -	-	$ -
	28,700	-	-	$ 24.0625	01/25/11	-	$ -	-	$ -
	19,400	-	-	$ 34.4000	01/24/12	-	$ -	-	$ -
	27,400	-	-	$ 21.4600	01/23/13	-	$ -	-	$ -
	22,500	7,500	-	$ 29.9600	01/29/14	-	$ -	-	$ -
	17,100	17,100	-	$ 23.4600	01/27/15	-	$ -	-	$ -
	8,550	25,650	-	$ 24.9500	01/26/16	-	$ -	-	$ -
L. Chipperfield	18,000	-	-	$ 23.5000	01/29/09	9,891	$99,503	-	$ -
SVP, General Counsel	24,800	-	-	$ 16.8125	01/27/10	-	$ -	-	$ -
	36,500	-	-	$ 24.0625	01/25/11	-	$ -	-	$ -
	23,700	-	-	$ 34.0900	01/18/12	-	$ -	-	$ -
	33,800	-	-	$ 21.4600	01/23/13	-	$ -	-	$ -
	26,400	8,800	-	$ 29.9600	01/29/14	-	$ -	-	$ -
	16,050	16,050	-	$ 23.4600	01/27/15	-	$ -	-	$ -
	8,025	24,075	-	$ 24.9500	01/26/16	-	$ -	-	$ -
N. Webster former Pres Thomasville	-	-	-	-	-	-	-	-	-
C.J. Young former Pres HDM	-	-	-	-	-	-	-	-	-

Option Exercises and Stock Vested

The table below presents the eight officers' stock options exercised and restricted stock that vested during 2007. The stock option dollar value reflects the total pre-tax value realized by officers (stock price at exercise minus the option's grant/exercise price).

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
	Number of Shares	Value Realized	Number of Shares	Value Realized
Name and	Acquired on Exercise	On Exercise	Acquired on Vesting	On Vesting
Principal Position	#	$	#	$
W.G. Holliman	-	$ -	-	$ -
Chairman & CEO				
D.L. Ramos	-	$ -	-	$ -
CFO				
R.R. Isaak	-	$ -	-	$ -
Controller, Princ Fin Ofcr				
R.P. Scozzafava	-	$ -	-	$ -
Vice Chairman & CEO Designate				
J.T. Foy	-	$ -	7,000	$116,790
President & COO				
L. Chipperfield	-	$ -	1,500	$25,380
SVP, General Counsel				
N. Webster	-	$ -	-	$ -
former Pres Thomasville				
C.J. Young	-	$ -	1,000	$16,920
former Pres HDM				

RETIREMENT

Messrs. Chipperfield, Foy and Holliman are participants in Company-provided pension retirement plans which provide benefits based on years of service and pay (salary plus annual bonus). The Company's pension retirement plans are comprised of the following two plans:

1. *Furniture Brands Retirement Plan (a qualified plan)*
2. *Supplemental Executive Retirement Plan ("Supplemental Retirement Plan")*

Each of these three executives is eligible to retire under the provisions of the plan, and have announced plans to retire in early 2008.

The table below presents the following information related to these Retirement Plans:

- Number of years of credited service, which equals the executive's length of service with the Company. For Messrs. Holliman and Foy, the Supplemental Retirement Plan does not include service with Lane prior to its acquisition by the Company.
- Estimated annual benefit, at normal retirement age (which is age 65), reflects the estimated actuarial present value of the retirement benefit accrued through December 31, 2007
- None of the eight officers received payments from he plans during the last year

The increase in the present value of accumulated benefits was included in total compensation presented in the Summary Compensation Table.

PENSION BENEFITS TABLE

Name and Principal Position	Plan Name	Number of Years Credited Service #		Present Value of Accumulated Benefits $	Payments During Last Fiscal Year $
Wilbert G. Holliman, Jr. Chairman & CEO	Qualified Pension Plan Supplemental Retirement Plan	37 20	(1) (1)	$ 1,060,506 $ 4,511,741	$ -
Denise L. Ramos Former CFO	Not Pension Plan Eligible	not applicable		not applicable	not applicable
Richard R. Isaak Controller, Princ Fin Ofcr	Not Pension Plan Eligible	not applicable		not applicable	not applicable
Ralph P. Scozzafava Vice Chmn & CEO Designate	Not Pension Plan Eligible	not applicable		not applicable	not applicable
John T. Foy President & COO	Qualified Pension Plan Supplemental Retirement Plan	21 20	(1) (1)	$ 537,228 $ 1,755,023	$ -
Lynn Chipperfield SVP, General Counsel	Qualified Pension Plan Supplemental Retirement Plan	24 24		$ 457,004 $ 690,599	$ -
Nancy W. Webster Former Pres., Thomasville	Not Pension Plan Eligible	not applicable		not applicable	not applicable
Charles Jeffrey Young Former Pres., HDM	Qualified Pension Plan Supplemental Retirement Plan	4 0	 (2)	$ 66,957 $ -	$ -

1. Mr. Holliman and Mr. Foy did not receive service credit in the Supplemental Retirement Plan for employment at Lane Furniture prior to it's acquisition by Furniture Brands.
2. Mr. Young forfeited the unvested Supplemental Retirement Plan.

Non-Qualified Defined Contribution Plans

We offer a defined contribution plan for employees to elect voluntary deferrals of salary and annual bonus awards. In order to assist employees with saving for retirement, we provide matching contributions on employee deferrals as follows:

- $1.00 for $1.00 match up to 3% of eligible compensation (base salary plus bonus and long-term incentives) deferred by employees.
- $0.50 for $1.00 between 3% and 6% of eligible compensation deferred by employees.
- No Company contributions are provided above 6% of eligible compensation deferred by employees.
- As such, if employees contribute 6% of eligible compensation we provide a matching contribution of 4.5% of eligible compensation.

Our defined contribution plans are comprised of the following:

- 401(k) Plan, which is a qualified plan available to substantially all employees.
- Deferred Compensation Plan, which is a non-qualified (unfunded) plan offered to select executives (including the named executive officers) who are impacted by the IRS's statutory limits on Company contributions under the qualified plan. The Deferred Compensation Plan allows the Company to provide the same matching contribution, as a percentage of eligible compensation, to impacted employees as would have been available in the absence of statutory limits.. All contributions to the Deferred Compensation Plan are credited with Moody's AA interest, which was 5.38% for 2007.

Key terms of the Plans:

- Employees can defer up to 100% of eligible compensation.
- Company contributions are immediately vested.
- Payouts are made after retirement or termination of employment from the Company based on the distribution payment alternative elected under each Plan (annual installments or a lump sum).

In accordance with the SEC's disclosure rules, the table below presents the following information related to the Company's Deferred Compensation Plan (excluding balances under the qualified 401(k) Plan).

- Executive contributions during 2007: reflects voluntary executive deferrals of base salary and bonus.
- Company contributions during 2007: reflects Company matching contributions, based on the schedule presented above.
- Aggregate earnings during 2007: reflects the earnings (losses) on account balances.
- Aggregate withdrawals/distributions: none.
- Aggregate balance as of December 31, 2007: total market value of the deferred compensation account, balance including executive and company contributions and any earnings during the year.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

Name and Principal Position	Year	Prior Year Aggregate Balance (1)	Executive Contributions In Last FY	Registered Contributions In Last FY	Aggregate Earnings In Last FY	Aggregate Withdrawals/ Distributions	Aggregate Balance At Last FYE
W.G. Holliman Chairman & CEO	2007	$159,853	$75,619	$54,661	$12,571	$ -	$302,704
D.L. Ramos former CFO	2007	$176,162	$8,325	$4,389	$10,086	$ -	$198,962
R.R. Isaak (3) Controller, Princ Fin Ofcr	2007	$ -	$ -	$ -	$ -	$ -	$ -
R.P. Scozzafava Vice Chmn & CEO Designate	2007	$ -	$21,000	$16,962	$688	$ -	$38,649
J.T. Foy President & COO	2007	$118,788	$109,700	$32,887	$10,349	$ -	$271,725
L. Chipperfield SVP, Gen. Counsel	2007	$80,071	$48,791	$12,771	$6,022	$ -	$147,654
N. Webster former Pres. Thomasville	2007	$52,401	$51,833	$13,490	$5,233	$ -	$122,957
C.J. Young (3) former President HDM	2007	$42,795	$ -	$ -	$2,322	$ -	$45,118

(1) Prior year balance as of December 31, 2007.

(2) The Company match is based on the same matching rates as for the qualified 401(k) plan, on any annual earnings deferred into this plan or annual compensation over the qualified plan maximum ($220,000 in 2006 and $225,000 in 2007).

(3) Mr. Isaak and Mr. Young made no deferrals into the Deferred Compensation Plan in 2007. Mr. Young maintained an account balance from a prior year deferral.

Employment Arrangements

Mr. Holliman and Mr. Foy have employment agreements which were not renewed past December 31, 2007. Mr. Foy retired on January 31, 2008 and Mr. Holliman will retire on April 30, 2008.

We entered into an employment agreement with Mr. Scozzafava on June 18, 2007, which will terminate on June 30, 2010 unless extended prior to that expiration date, with all future extensions for one additional year. The contract provides for the following in the event of involuntary termination without cause:

1. Severance payment equal to two times annual Base Salary plus two times the average bonus paid over the past three years; plus
2. Payment of the pro-rata portion of the Long Term Incentive Plan award based on business performance to time of termination; plus
3. Cash payment equal to the cost of COBRA continuation for health, dental and vision benefits for the two year period, including a tax grossup; plus
4. Immediate vesting of any unvested portion of his Sign-on Equity Grants; plus
5. Reimbursement for the cost of outplacement services, job search expenses and travel costs, and financial counseling costs, to a limit of $40,000.

Involuntary termination after a change in control carries these same provisions.

Executive Severance Plan

The Board of Directors approved an Executive Severance Plan in 2007. It covers specified executives, including the Named Executive Officers, except Mr. Holliman, Mr. Scozzafava and Mr. Foy. Payments related to involuntary termination without cause are summarized as:

- One year of base salary at the level in effect at the date of termination.
- Prorata payment of awards under the Short Term Incentive Plan and Long Term Incentive Plans based on business performance to date of termination.
- A payment that represents the average award earned under the bonus or annual incentive plans in effect in the past three years prior to termination.
- Payment for the value of company provided benefits for one year from date of severance. These benefits consist of premiums for medical and dental coverage, company match to the 401(k) and deferred compensation plans, retirement plan accrual (if applicable), and premiums for life insurance coverage.
- Reimbursement for expenses associated with financial counseling and associated legal fees, and job search costs, to a limit of $40,000.
- Job search counseling and assistance at the executive level from a provided of the Company's choice.

Terms of the 1999 Long Term Incentive Plan and provisions of each individual award govern the vesting of equity grants.

Individual Change in Control Agreements

In 2007, we entered into individual change in control agreements with the Named Executive Officers, except Mr. Holliman, Mr. Scozzafava and Mr. Foy. Payments related to involuntary termination resulting from a change in control are summarized as:

- Automatic vesting of unvested equity grants on date of change in control in accordance with the terms of the 1999 Long Term Incentive Plan.
- Vesting and prorate payment of awards under the Short Term Incentive Plan and Long Term Incentive Plans based on business performance to date of the change in control.
- Severance payment to the executive in the event of involuntary termination or termination for good cause consisting of a *multiple factor* applied to base salary plus the full year annual incentive target for the year of termination. This *multiple factor* is determined for each executive and can vary from a one times to a two times factor.
- Payment for the value of company provided benefits for the period of severance as determined by the number of years determined by the multiple factor. These benefits consist of premiums for medical and dental coverage, company match to the 401(k) and deferred compensation plans, retirement plan accrual (if applicable), and premiums for life insurance coverage.
- Reimbursement for expenses associated with financial counseling and associated legal fees, and job search costs, to a limit of $40,000.
- Job search counseling and assistance at the executive level from an out-placement provider of the Company's choice.

The terms of Change in Control for Mr. Scozzafava are detailed in a preceding section:

"Employment Agreements". The table below presents the estimated total amounts payable to each of the five executives if their employment is terminated by the Company for various reasons.

Benefits Payable All Termination Scenarios

In the event the employment of the Named Executive Officers was terminated by the Company for any reason, they would receive the following payouts assuming a termination effective date of December 31, 2007. The table below shows both incremental payments resulting from the type of termination along with already earned/accrued pay which would be due to the executive regardless of termination event.

Termination Payments & Benefits Table A

Name	Benefit	Voluntary Termination		Termination For Cause		Invol Termination w/o Cause		Change in Control	
W.G. Holliman, Jr.	Salary	$ -		$ -		$694,000	*(b)*	$694,000	*(b)*
Chairman & CEO	Annual Incentive Payment	$ -		$ -		$694,000	*(b)*	$694,000	*(b)*
	Benefits Continuation	$ -		$ -		$5,159	*(i)*	$5,159	*(i)*
	Post-Employment Payments	$4,000,000	*(a)*	$4,000,000	*(a)*	$4,000,000	*(a)*	$4,000,000	*(a)*
	Exercisable Options	$ -		$ -		$ -		$ -	
	Restricted Stock	$ -		$ -		$ -		$ -	
	LT Cash Performance Plan	$ -		$ -		$ -		$ -	
	Executive Life Insurance	$4,000,000	*(h)*	$4,000,000	*(h)*	$4,000,000	*(h)*	$4,000,000	*(h)*
	Deferred Comp Plan Balance	$302,704	*(c)*	$302,704	*(c)*	$302,704	*(c)*	$302,704	*(c)*
	Executive Death Benefit	$ -	*(g)*	$ -	*(g)*	$ -	*(g)*	$ -	*(g)*
	Retirement Plan (Qualified & SERP)	$5,572,247		$5,572,247	*(d)*	$5,801,691	*(d)*	$5,801,691	*(d)*
	TOTAL	$13,874,951		$13,874,951		$15,497,555		$15,497,555	
R.R. Isaak	Salary	$ -		$ -		$62,308	*(j)*	$180,000	*(k)*
Controller and	Annual Incentive Payment	$ -		$ -		$31,500	*(j)*	$63,000	*(k)*
Principal Fin Ofcr	Benefits Continuation	$ -		$ -		$6,223	*(j)*	$14,934	*(k)*
	Post-Employment Payments	$ -		$ -		$ -		$ -	
	Exercisable Options	$ -		$ -		$ -		$ -	
	Restricted Stock	$ -		$ -		$50,300		$50,300	
	LT Cash Performance Plan	$ -		$ -		$120,000	*(f)*	$120,000	*(f)*
	Executive Life Insurance	$ -		$ -		$ -		$ -	
	Deferred Comp Plan Balance	$ -		$ -		$ -		$ -	
	Executive Death Benefit	$ -		$ -		$ -		$ -	
	Retirement Plan (Qualified & SERP)	$ -	*(e)*	$ -	*(e)*	$ -	*(e)*	$ -	*(e)*
	TOTAL	$ -		$ -		$270,330		$428,234	
R.P. Scozzafava	Salary	$ -		$ -		$1,400,000	*(j)*	$1,400,000	*(k)*
Vice Chairman &	Annual Incentive Payment	$ -		$ -		$700,000	*(j)*	$700,000	*(k)*
CEO Designate	Benefits Continuation	$ -		$ -		$14,733	*(j)*	$29,466	*(k)*
	Post-Employment Payments	$ -		$ -		$ -		$ -	
	Exercisable Options	$ -		$ -		$ -		$ -	
	Restricted Stock	$ -		$ -		$201,200		$201,200	
	LT Cash Performance Plan	$ -		$ -		$700,000	*(f)*	$700,000	*(f)*
	Executive Life Insurance	$ -		$ -		$ -		$ -	
	Deferred Comp Plan Balance	$38,649	*(c)*	$38,649	*(c)*	$38,649	*(c)*	$38,649	*(c)*
	Executive Death Benefit	$ -		$ -		$ -		$ -	
	Retirement Plan (Qualified & SERP)	$ -	*(e)*	$ -	*(e)*	$ -	*(e)*	$ -	*(e)*
	TOTAL	$38,649		$38,649		$3,054,582		$3,069,315	

Name	Benefit	Voluntary Termination		Termination For Cause		Invol Termination w/o Cause		Change in Control	
J.T. Foy	Salary	$ -		$ -		$548,500	(b)	$548,500	(b)
President & COO	Annual Incentive Payment	$ -		$ -		$548,500	(b)	$548,500	(b)
	Benefits Continuation	$ -		$ -		$5,159	(i)	$5,159	(i)
	Post-Employment Payments	$ -		$ -		$ -		$ -	
	Exercisable Options	$ -		$ -		$ -		$ -	
	Restricted Stock	$ -		$ -		$36,035		$36,035	
	LT Cash Performance Plan	$ -		$ -		$ -		$ -	
	Executive Life Insurance	$ -		$ -		$ -		$ -	
	Deferred Comp Plan Balance	$271,725	(c)	$271,725	(c)	$271,725	(c)	$271,725	(c)
	Executive Death Benefit	$941,782		$941,782		$1,070,207		$1,070,207	
	Retirement Plan (Qualified & SERP)	$2,292,251	(d)	$2,292,251	(d)	$2,292,251	(d)	$2,292,251	(d)
	TOTAL	$3,505,758		$3,505,758		$4,772,377		$4,772,377	
L. Chipperfield	Salary	$ -		$ -		$325,000	(j)	$487,500	(k)
SVP, Gen Counsel	Annual Incentive Payment	$ -		$ -		$180,000	(j)	$365,625	(k)
	Benefits Continuation	$ -		$ -		$9,704	(j)	$14,555	(k)
	Post-Employment Payments	$ -		$ -		$ -		$ -	
	Exercisable Options	$ -		$ -		$ -		$ -	
	Restricted Stock	$ -		$ -		$99,503		$99,503	
	LT Cash Performance Plan	$ -		$ -		$1,072,000	(f)	$1,072,000	(f)
	Executive Life Insurance	$ -		$ -		$ -		$ -	
	Deferred Comp Plan Balance	$147,654	(c)	$147,654	(c)	$147,654	(c)	$147,654	(c)
	Executive Death Benefit	$529,300		$ -	(g)	$567,108	(g)	$567,108	(g)
	Retirement Plan (Qualified & SERP)	$1,147,603		$1,147,603	(d)	$1,194,705	(d)	$1,218,131	(d)
	TOTAL	$1,824,557		$1,295,257		$3,595,947		$3,972,077	
N.W. Webster	Salary	$ -	(m)	$ -	(m)	$ -	(m)	$187,500	(n)
Pres. Thomasville	Annual Incentive Payment	$ -	(m)	$ -	(m)	$ -	(m)	$127,500	(n)
	Benefits Continuation	$ -	(m)	$ -	(m)	$ -	(m)	$2,387	(n)
	Post-Employment Payments	$ -	(m)	$ -	(m)	$ -	(m)	$ -	(m)
	Exercisable Options	$ -	(m)	$ -	(m)	$ -	(m)	$ -	(m)
	Restricted Stock	$ -	(m)	$ -	(m)	$ -	(m)	$ -	(m)
	LT Cash Performance Plan	$ -	(m)	$ -	(m)	$ -	(m)	$ -	(m)
	Executive Life Insurance	$ -	(m)	$ -	(m)	$ -	(m)	$ -	(m)
	Deferred Comp Plan Balance	$ -	(m)	$ -	(m)	$ -	(m)	$ -	(m)
	Executive Death Benefit	$ -	(m)	$ -	(m)	$ -	(m)	$ -	(m)
	Retirement Plan (Qualified & SERP)	$ -	(m)	$ -	(m)	$ -	(m)	$ -	(m)
	TOTAL	$ -		$ -		$ -		$317,387	
C.J. Young	Salary	$ -	(m)	$ -	(m)	$ -	(m)	$181,300	(n)
President HDM	Annual Incentive Payment	$ -	(m)	$ -	(m)	$ -	(m)	$158,743	(n)
	Benefits Continuation	$ -	(m)	$ -	(m)	$ -	(m)	$1,804	(n)
	Post-Employment Payments	$ -	(m)	$ -	(m)	$ -	(m)	$ -	(m)
	Exercisable Options	$ -	(m)	$ -	(m)	$ -	(m)	$ -	(m)
	Restricted Stock	$ -	(m)	$ -	(m)	$ -	(m)	$ -	(m)
	LT Cash Performance Plan	$ -	(m)	$ -	(m)	$ -	(m)	$ -	(m)
	Executive Life Insurance	$ -	(m)	$ -	(m)	$ -	(m)	$ -	(m)
	Deferred Comp Plan Balance	$ -	(m)	$ -	(m)	$ -	(m)	$ -	(m)
	Deferred Comp Death Benefit	$ -	(m)	$ -	(m)	$ -	(m)	$ -	(m)
	Retirement Plan (Qualified & SERP)	$ -	(m)	$ -	(m)	$ -	(m)	$ -	(m)
	TOTAL	$ -		$ -		$ -		$341,847	

Termination Payments & Benefits Table B

Name	Benefit	Normal Retirement		Death		Disability	
W.G. Holliman, Jr. Chairman & CEO	Salary	$ -		$694,000	(b)	$694,000	(b)
	Annual Incentive Payment	$ -		$694,000	(b)	$694,000	(b)
	Benefits Continuation	-		$5,159		$5,159	
	Post-Employment Payments	$4,000,000	(a)	$4,000,000	(a)	$4,000,000	(a)
	Exercisable Options	$ -		$ -		$ -	
	Restricted Stock	$ -		$ -		$ -	
	LT Cash Performance Plan	$ -		$ -		$ -	
	Executive Life Insurance	$4,000,000	(h)	$4,000,000	(h)	$4,000,000	(h)
	Deferred Comp Plan Balance	$302,704	(c)	$302,704	(c)	$302,704	(c)
	Executive Death Benefit	$ -	(g)	$ -	(g)	$ -	(g)
	Retirement Plan (Qualified & SERP)	$5,572,247	(d)	$2,803,602	(d)	$5,572,247	(d)
	TOTAL	$13,874,951		$12,499,466		$15,268,111	
R.R. Isaak Controller and Principal Fin Ofcr	Salary	$ -	(f)	$ -		$ -	
	Annual Incentive Payment	$ -	(f)	$ -		$ -	
	Benefits Continuation	$ -	(f)	$ -		$ -	
	Post-Employment Payments	$ -	(f)	$ -		$ -	
	Exercisable Options	$ -	(f)	$ -		$ -	
	Restricted Stock	$ -	(f)	$50,300		$50,300	
	LT Cash Performance Plan	$ -	(f)	$120,000	(f)	$120,000	(f)
	Executive Life Insurance	$ -	(f)	$ -		$ -	
	Deferred Comp Plan Balance	$ -	(f)	$ -		$ -	
	Executive Death Benefit	$ -	(f)	$ -		$ -	
	Retirement Plan (Qualified & SERP)	$ -	(f)	$ -	(e)	$ -	(e)
	TOTAL	$ -		$170,300		$170,300	
R.P. Scozzafava Vice Chairman & CEO Designate	Salary	$ -	(f)	$ -		$ -	
	Annual Incentive Payment	$ -	(f)	$ -		$ -	
	Benefits Continuation	$ -	(f)	$ -		$ -	
	Post-Employment Payments	$ -	(f)	$ -		$ -	
	Exercisable Options	$ -	(f)	$ -		$ -	
	Restricted Stock	$ -	(f)	$201,200		$201,200	
	LT Cash Performance Plan	$ -	(f)	$700,000	(f)	$700,000	(f)
	Executive Life Insurance	$ -	(f)	$ -		$ -	
	Deferred Compensation Plan Balance	$ -	(f)	$38,649	(c)	$38,649	(c)
	Executive Death Benefit	$ -	(f)	$ -		$ -	
	Retirement Plan (Qualified & SERP)	$ -	(f)	$ -	(e)	$ -	(e)
	TOTAL	$ -		$939,849		$939,849	
J.T. Foy President & COO	Salary	$ -		$548,500	(b)	$548,500	(b)
	Annual Incentive Payment	$ -		$548,500	(b)	$548,500	(b)
	Benefits Continuation	$ -		$5,159	(i)	$5,159	(i)
	Post-Employment Payments	$ -		$ -		$ -	
	Exercisable Options	$ -		$ -		$ -	
	Restricted Stock	$36,035		$36,035		$36,035	
	LT Cash Performance Plan	$ -		$ -		$ -	
	Executive Life Insurance	$ -		$ -		$ -	
	Deferred Compensation Plan Balance	$271,725	(c)	$271,725	(c)	$271,725	(c)
	Executive Death Benefit	$941,782		$941,782		$941,782	
	Retirement Plan (Qualified & SERP)	$2,292,251	(d)	$1,112,344	(d)	$2,292,251	(d)
	TOTAL	$3,541,793		$3,464,045		$4,643,952	

Name	Benefit	Normal Retirement		Death		Disability	
L. Chipperfield	Salary	$ -		$ -		$ -	
SVP, Gen Counsel	Annual Incentive Payment	$ -		$ -		$ -	
	Benefits Continuation	$ -		$ -		$ -	
	Post-Employment Payments	$ -		$ -		$ -	
	Exercisable Options	$ -		$ -		$ -	
	Restricted Stock	$99,503		$99,503		$99,503	
	LT Cash Performance Plan	$1,072,000		$1,072,000	*(f)*	$1,072,000	*(f)*
	Executive Life Insurance	$ -		$ -		$ -	
	Deferred Compensation Plan Balance	$147,654	*(c)*	$147,654	*(c)*	$147,654	*(c)*
	Executive Death Benefit	$529,300	*(g)*	$529,300	*(g)*	$529,300	*(g)*
	Retirement Plan (Qualified & SERP)	$1,147,603	*(d)*	$555,251	*(d)*	$1,147,603	*(d)*
	TOTAL	$2,996,061		$2,403,709		$2,996,061	
N.W. Webster	Salary	$ -	*(m)*	$ -	*(m)*	$ -	*(m)*
Pres. Thomasville	Annual Incentive Payment	$ -	*(m)*	$ -	*(m)*	$ -	*(m)*
	Benefits Continuation	$ -	*(m)*	$ -	*(m)*	$ -	*(m)*
	Post-Employment Payments	$ -	*(m)*	$ -	*(m)*	$ -	*(m)*
	Exercisable Options	$ -	*(m)*	$ -	*(m)*	$ -	*(m)*
	Restricted Stock	$ -	*(m)*	$ -	*(m)*	$ -	*(m)*
	LT Cash Performance Plan	$ -	*(m)*	$ -	*(m)*	$ -	*(m)*
	Executive Life Insurance	$ -	*(m)*	$ -	*(m)*	$ -	*(m)*
	Deferred Compensation Plan Balance	$ -	*(m)*	$ -	*(m)*	$ -	*(m)*
	Executive Death Benefit	$ -	*(m)*	$ -	*(m)*	$ -	*(m)*
	Retirement Plan (Qualified & SERP)	$ -	*(m)*	$ -	*(m)*	$ -	*(m)*
	TOTAL	$ -		$ -		$ -	
C.J. Young	Salary	$ -	*(m)*	$ -	*(m)*	$ -	*(m)*
President HDM	Annual Incentive Payment	$ -	*(m)*	$ -	*(m)*	$ -	*(m)*
	Benefits Continuation	$ -	*(m)*	$ -	*(m)*	$ -	*(m)*
	Post-Employment Payments	$ -	*(m)*	$ -	*(m)*	$ -	*(m)*
	Exercisable Options	$ -	*(m)*	$ -	*(m)*	$ -	*(m)*
	Restricted Stock	$ -	*(m)*	$ -	*(m)*	$ -	*(m)*
	LT Cash Performance Plan	$ -	*(m)*	$ -	*(m)*	$ -	*(m)*
	Executive Life Insurance	$ -	*(m)*	$ -	*(m)*	$ -	*(m)*
	Deferred Compensation Plan Balance	$ -	*(m)*	$ -	*(m)*	$ -	*(m)*
	Deferred Comp Death Benefit	$ -	*(m)*	$ -	*(m)*	$ -	*(m)*
	Retirement Plan (Qualified & SERP)	$ -	*(m)*	$ -	*(m)*	$ -	*(m)*
	TOTAL	$ -		$ -		$ -	

a. Under his employment contract, Mr. Holliman will receive payments of $1 million on January 1 of each of the four years following termination.
b. Salary and annual incentive payments based on individual contract terms for Mr. Holliman and Mr. Foy.
c. Deferred Compensation Account balance as of December 31, 2007, including voluntary deferrals, company match and investment gains.
d. Actuarial present value to December 31, 2007 of retirement payments from both the qualified plan and SERP.
e. FBN's defined benefit plan and SERP were discontinued. Therefore, Mr. Isaak, Mr. Scozzafava have a pension value of zero.
f. Based on estimated zero payment for the 2006-08 performance cycle, and a 200% payout for the 2007-08 performance cycle.
g. Executive Death Benefit is a death benefit payable from general assets upon death while employed, upon death following disability while employed, or retirement after age 65; lesser amounts apply if termination occurs prior to age 65; and zero if termination occurs for cause.
h. Policy death benefit payable upon the second to die of Mr. Holliman or Mrs. Holliman.
i. Benefits continuation is the company premium cost for providing Health and Welfare benefits through the specified period.
j. Severance amount based on plan approved by Committee in 2007.
k. Severance amount based on individual change in control agreement approved by Board of Directors on May 3, 2007.

l. Not applicable: employee is not eligible for retirement as of December 31, 2007.
m. Not applicable: Mr. Young and Ms. Webster terminated in 2007 and no further payment of benefit is available.
n. Additional payment under Change in Control agreement should a Change in Control take place within 6 months of termination date.
o. Ms. Ramos voluntarily terminated in 2007 and thus is entitled to no payments or benefits for any termination on December 31, 2007.

Certain Relationships and Related Transactions

W. G. Holliman and Gentry Long, son and son-in-law, respectively, of W. G. Holliman, Jr., Chairman of the Board of the Company, are employed by Lane Furniture Industries, Inc., a subsidiary of the Company: Mr. Holliman and Mr. Long received annual compensation from Lane during 2007 in the amounts of $270,694 and $220,667, respectively. Their compensation is at levels which are competitive for their positions in the industry and their aggregate compensation is neither material to the Company nor to Lane.

PROPOSAL II: ADOPTION OF THE FURNITURE BRANDS INTERNATIONAL 2008 INCENTIVE PLAN

Approval of the 2008 Incentive Plan

The 2008 Incentive Plan, or the "2008 Plan," was approved by the Board of Directors of the Company on March 14, 2008, subject to the approval of the stockholders of the Company. The 2008 Plan will replace, on a prospective basis, the 1999 Long Term Incentive Plan and no future awards will be granted under such plan if the 2008 Plan is approved by our stockholders. This summary is qualified in its entirety by reference to the full text of the 2008 Plan, a copy of which is attached as Schedule B to this Proxy Statement.

As of March 14, 2008, the closing price of our common stock on the New York Stock Exchange was $11.44 per share.

Purpose

The purpose of the 2008 Plan is to enhance Company performance by motivating, attracting and retaining key employees and non-employee directors of the Company and its subsidiaries through the issuance of equity and cash awards.

Corporate Governance

The 2008 Plan reflects our commitment to strong corporate governance practices, including:

1. No Evergreen Features. The maximum number of shares that we can issue under the 2008 Plan is fixed and cannot be increased without stockholder approval.

2. Fixed Expiration Date. The 2008 Plan will expire on May 1, 2018, although then outstanding awards will remain in effect in accordance with their terms. The term of the Plan cannot extend beyond that date without stockholder approval. Additionally, no awards may be granted under the plan unless and until it has been approved by stockholders.

3. Minimum Time-Based Vesting. No award of shares shall fully vest earlier than three years from date of grant, with no portion of that award vesting earlier than one year from date of grant, unless as promised under performance vesting criteria at time of grant.

4. Award Limits. During the life of the Plan, the number of full value shares that may be awarded is limited to 600,000; of which 90,000 may be Non-Performance Time-Based Restricted Shares.

5. No Repricing or Reload Rights. The 2008 Plan prohibits us from repricing outstanding stock options or SARs, or from substituting lower-priced stock options or SARs for outstanding higher-priced grants without specific stockholder approval. [Additionally, the 2008 Plan prohibits us from granting any options or SARs that contain so-called reload rights, which are provisions entitling the grant recipient to the automatic grant of additional options in connection with the exercise of the original grant.]

6. Recoupment. The 2008 Plan requires a participant to disgorge any benefits received under the plan during the prior year if the Company determines the Company has been materially harmed by the participant, as described more fully below under "Right of Recapture."

7. Committee Administration. The Board of Directors has delegated the administration of the 2008 Plan to our board's Human Resources Committee, which we refer to as the "Committee," including the authority to grant awards, establish administrative procedures, and interpret the plan. The Committee consists solely of independent, non-employee directors, and it is authorized to engage independent compensation consultants to advise it on compensation matters.

Types of Awards

The 2008 Plan authorizes the award of stock options, stock appreciation rights or "SARs," restricted shares, restricted share units, performance shares, performance units and any other stock-based incentives; and the payment of short-term and long-term incentives, payable in cash or shares of our common stock, which incentives are generally subject to satisfaction of pre-established performance objectives approved by the Committee.

Administration of the 2008 Plan

The 2008 Plan will be administered by the Committee, except that the full Board of Directors will be responsible for the administration of awards to the Company's non-employee directors. The Committee is authorized to delegate authority to grant awards to employees who are not covered by Section 162(m) of the Internal Revenue Code (the "Code"), which we refer to as "Section 162(m)," so long as the Committee specifies the limit on the total number of shares subject to the grants.

Shares Subject to the 2008 Plan

The number of shares of our common stock authorized to be issued under the 2008 Plan is 1,800,000. If any shares related to an award are forfeited, terminated, expire unexercised, or settled in any manner so that a portion of the shares are not issued to the participant, then such shares will be automatically available for future awards and will not count against the maximum share limit above.

The Committee will make such adjustments in (1) the number of shares covered by outstanding awards, (2) prices per share applicable to outstanding stock options and SARs, and (3) the kind of shares covered thereby (including shares of another issuer), as the Committee determines to be equitable in order to prevent dilution or enlargement of the rights of participants that otherwise would result from any stock dividend, stock split, combination or exchange of shares, reorganization, partial or complete liquidation or other distribution of assets (other than a normal cash dividend), recapitalization or other change in our capital structure, or other corporate transaction or event having an effect similar to any of the foregoing. The number of shares authorized under the 2008 Plan, as well as the "Award Limits" described below are subject to the same adjustments.

Eligibility for Awards

The Committee has the discretion to determine the employees eligible to receive awards under the 2008 Plan and the type, size and conditions of such awards. As of December 31, 2007, approximately 2,000 of our employees are eligible to participate in short-term incentive plans, and approximately 100 employees are eligible to participate in a long term compensation plan or receive equity awards under the 2008 Plan. Plan participation and equity awards that will be granted to eligible employees under the 2008 Plan will be at the discretion of the Human Resources Committee and, therefore, are not determinable at this time. The full board of directors will determine the type, size and conditions of any awards to our non-employee directors.

Award Limits

No employee participant may receive during any one calendar year awards representing more than 400,000 shares or $4,000,000.

The 2008 Plan provides the following limits for equity grants during the life of the plan:

1. The maximum number of shares of our common stock that may be granted in the aggregate to employees for all types of equity-based awards during any one calendar year will not exceed 600,000 (net of adjustment for forfeited and unused shares), and to non-employee directors will not exceed 100,000.

2. The maximum aggregate number shares of our common stock issuable upon exercise of stock options and stock-settled SARs (discussed below) that may be granted for all years is 1,800,000.

3. The maximum aggregate number of shares of our common stock granted in association with any performance shares or performance units for all years is 600,000.

4. The maximum number of shares of our common stock associated with time-only vesting that may be granted for all years is 80,000.

Stock Options and Stock Appreciation Rights

The 2008 Plan authorizes the grant of stock options. Stock options may be either nonqualified stock options ('NQSOs') or incentive stock options ("ISOs"). ISOs are options granted to employees that are designed to meet the requirements of Code Section 422. Any option that does not satisfy Section 422 of the Code will be treated as a nonqualified stock option.

The plan also authorizes the grant of stock appreciation rights, or "SARs." SARs represent the right to receive an amount equal to the appreciation in shares of our common stock from the grant date. SARs may be settled in cash, shares or a combination of both as set forth in the participant's award agreement.

The exercise price per share under any stock option or SAR may not be less than 100% of the fair market value per share on the date of grant, which generally means the closing price. No option or SAR may be re-priced, including the cancellation of an existing award and substitution of a new award with a lower exercise price, without the approval of our stockholders. Similarly, the grant date of any stock option or SAR may not be earlier than the date on which the Committee takes action. Options and SARs will become vested and exercisable in accordance with the terms set forth in the participant's award agreement, provided that in no event may an option or SAR be exercisable later than the seventh anniversary of its date of grant.

The 2008 Plan permits the following forms of payment of the exercise price of stock options and SARs:

1. Payment by cash, check or, to the extent permitted in an award agreement, in connection with a "cashless exercise", through a broker;

2. Subject to certain conditions, surrender to us shares of common stock;

3. Any other lawful payment approved by the Committee; or

4. Any combination of the foregoing.

Restricted Shares or Restricted Share Units

The 2008 Plan authorizes the grant of restricted shares deliverable as shares of common stock as set forth in the participant's award agreement upon the expiration of a specified period of time and/or the occurrence of one or more other events. Restricted share units or "RSUs" are similar to restricted shares except that no shares of common stock are actually awarded to the participant at the time of award. Accordingly, the holder of RSUs does not have dividend, voting or other ownership rights during the period that such RSUs are outstanding, although an RSU award may include dividend equivalent rights payable in cash or shares of common stock on a current, deferred or contingent basis. Each RSU will represent the right to receive cash or shares of common stock or a combination, as determined by the Committee. The "risk of forefeiture" period of any restricted shares or RSUs for tax purposes will not be less than three years from the date of grant.

Performance Awards

The 2008 Plan authorizes the grant of performance shares or performance units. Each performance award has an initial value equal to the fair market value of one share of common stock on the grant date and represents a conditional right to receive cash, shares, or a combination, upon the achievement of specified performance goals during one or more performance periods. Performance objectives may be described in terms of Company-wide objectives or objectives that are related to the performance of an individual participant or the subsidiary, division, department or function within the Company in which the participant is employed. Performance objectives may be measured on an absolute or relative basis. Relative performance may be measured by a group of peer companies or by a financial market index. The measurement period for determining results for any performance award shall be not less than 12 months.

Any type of award under the 2008 Plan intended to be "performance-based" under Code Section 162(m) will be based on specified levels of or increases in one or more of the following performance objectives:

- return on equity
- return on invested capital
- return on sales regional income
- diluted earnings per share
- net earnings
- total earnings
- earnings growth
- return on capital
- working capital turnover
- return on assets
- earnings before interest and taxes
- sales
- sales growth
- gross margin return on investment
- increase in the fair market value of our common stock
- share price (including but not limited to, growth measures and total stockholder return)
- operating profit
- cash flow (including, but not limited to, operating cash flow and free cash flow) cash flow return on investment (which equals net cash flow divided by total capital)
- inventory turns
- financial return ratios
- total return to stockholders
- market share
- earnings measures/ratios
- economic value added
- balance sheet measurements such as receivable turnover
- internal rate of return
- increase in net present value or expense targets
- productivity
- satisfaction of environment, health and safety targets.

Subject to any limitation under Code Section 162(m) with respect to covered officers, the Committee may adjust performance objectives and threshold targets if, in its judgment, events or transactions have occurred after the grant date that are unrelated to the performance of the Company or participant and result in distortion of the performance objectives or the related minimum acceptable level of achievement. Examples include:

- restructurings, discontinued operations, extraordinary items or events, and other unusual or non-recurring charges;

- an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management; or

- a change in tax law or accounting standards required by generally accepted accounting principles.

Short- and Long-Term Incentive Plans

Short- and long-term incentive plans generally will only be paid upon satisfaction of pre-established performance objectives, as described above under "Performance Awards," for the specified performance period approved by the Committee. Adjustments and exceptions may be made by the Committee under special circumstances. Short- and long-term incentives may be paid in cash or shares of our common stock, as provided by the Committee.

Other Awards

The Committee has the discretion to grant any other type of award that is based on or related to shares of our common stock or factors that may influence the value of such shares, or to grant shares as a bonus or payment in lieu of other obligations of the Company to a participant.

Vesting and Other Terms and Conditions

Except as limited above, our board of directors or the Committee may at any time provide that any award will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be. Similarly, the award agreement may contain any other terms and conditions determined at the time of grant, including any performance-based condition, as described above under "Performance Awards," as well as provision for payment or crediting of interest or dividend equivalents.

Termination of Employment: Except as provided in an award agreement, in the event of termination of employment due to any reason other than retirement, cause or disability (as defined in the 2008 Plan), or death:

- Vested stock options and SARs will remain exercisable for 90 days after termination (or expiration of their stated term, if earlier) and unvested stock options and SARs will expire upon termination; and

- Unvested restricted shares and RSUs, unpaid performance awards and short- or long-term incentive opportunities will be forfeited.

Except as otherwise provided in an award agreement, in the event of termination of employment due to retirement or disability (as so defined) or death:

- Vested stock options and SARs will remain exercisable for three years after termination (or expiration of their stated term, if earlier) and unvested stock options and SARs will expire upon termination;

- A pro rata portion of unvested restricted shares or RSU will vest based on the period of service;

- A pro rata portion of any performance award or short- or long-term incentive opportunity will be payable following the performance period, based on the period of service and actual performance achieved to the date of termination.

Except as otherwise provided in an award agreement, in the event of termination of employment due to cause (as so defined)

- Outstanding stock options and SARS will expire upon termination;

- Unvested restricted shares, RSUs, performance awards and short-term incentive opportunities will be forfeited.

Change In Control: Except as otherwise provided in an award agreement, in the event of a change in control (as defined in the 2008 Plan):

- All stock options and SARs held by participants then employed by us will become fully vested and exercisable;
- All restricted shares and RSUs held by participants then employed by us will become fully vested and non-forfeitable; and
- A pro rata portion of any performance awards and short-term incentive opportunities will be fully payable within 30 days, based on the period of service and actual performance achieved to the date of the change in control;

The 2008 Plan further provides that, notwithstanding any other provision, in the event that the Company undergoes a change in control (as defined in the plan) or becomes a party to any corporate merger, consolidation, major acquisition of property for stock, separation, reorganization or liquidation, the Committee (or the board of directors of any corporation assuming the obligations of the Company) may prescribe and amend the terms and conditions for the exercise, or modification, of any outstanding awards, including the removal of restrictions on restricted shares, modifying the performance requirements for any awards, and to provide that stock options or SARs must be exercised in connection with the closing of such transaction.

Hardship and Leaves of Absence.

In the event of termination of employment by reason of death, disability, retirement or leave of absence approved by the Company, or in the event of hardship or other special circumstances, of a participant who holds an award, the Committee may in its sole discretion take any action that it deems to be equitable under the circumstances or in the best interests of the Company, including, without limitation, waiving or modifying any applicable limitation or requirement.

Restrictions on Transferability of Awards

No award granted under the 2008 Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution, except as otherwise permitted under the plan and the terms of the award agreement. During the life of the person to whom an award is granted, awards are exercisable only by such person.

Withholding Taxes

To the extent that the Company is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized under the plan, the Committee may withhold any amounts necessary to collect any withholding taxes upon any taxable event relating to an award. At the discretion of the Committee, such arrangements may include relinquishment of a portion of such benefit payable in cash or shares of common stock.

Right of Recapture

If, at any time within one year after the exercise a stock option or SAR, or payment of a performance award, or on which restricted shares or RSUs vest or on which income is realized by a participant in connection with any other award (which we refer to as a "realization event"), the Committee determines in its discretion that the Company has been materially harmed by the participant, whether such harm (1) results in the participant's termination or deemed termination of employment for cause or (2) results from any activity of the participant determined by the Committee to be in competition with any activity of the Company, or otherwise prejudicial, contrary or harmful to the interests of the Company, then any gain realized by the participant from the realization event is required to be paid by the participant to the Company upon notice from the Company.

The gain will be determined as of the date of the realization event, without regard to any subsequent change in the fair market value of the Company's shares of common stock. The Company will have the right to offset such gain against any amounts otherwise owed to the participant by the Company (whether as wages, vacation pay, or pursuant to any benefit plan or other compensatory arrangement).

Deferral

The Committee may permit participants to defer payment or settlement of an award under such rules, procedures or programs it may establish. The 2008 Plan provides for additional limitations and conditions for any awards subject to Code Section 409A.

Foreign Participants

The Committee may provide for special terms for awards to participants who are foreign nationals or employed outside the U.S., including supplements to, or amendments, restatements or alternative versions of the 2008 Plan as believed necessary or appropriate.

Amendment and Termination of the Incentive Plan

Subject to stockholder approval as required by applicable laws, regulations and rules to which the Company is subject, the Company's board of directors may amend or terminate the 2008 Plan at any time and for any reason, provided that no amendment may, subject to certain exceptions set forth in the 2008 Plan, increase the number of shares of common stock available for award, including any of the "Award Limits" described above, or adversely affect any outstanding equity or cash awards.

Compliance with Code Section 162(m)

Section 162(m) of the Code contains special rules regarding the federal income tax deductibility of compensation paid to the Company's Chief Executive Officer and to each of the other three most highly compensated executive officers excluding the Chief Financial Officer. The general rule is that annual compensation paid to any of these covered employees will be deductible for any tax year only to the extent that such compensation does not exceed $1 million. The Company may preserve the deductibility of certain compensation in excess of $1 million, however, if the Company complies with conditions imposed by Section 162(m) of the Code, including the establishment of specified performance goals which must be achieved prior to payment.

The performance measures upon which awards intended to comply with Section 162(m) of the Code may be determined include the following: return on equity, regional income, diluted earnings per share, net earnings, total earnings, earnings growth, return on capital, working capital turnover, return on assets, earnings before interest and taxes, sales, sales growth, gross margin return on investment, increase in the fair market value of the shares, share price (including but not limited to, growth measures and total stockholder return), operating profit, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on investment (which equals net cash flow divided by total capital), inventory turns, financial return ratios, total return to stockholders, market share, earnings measures/ratios, economic value added, balance sheet measurements such as receivable turnover, internal rate of return, increase in net present value or expense targets, productivity and satisfaction of health, safety and environment compliance targets.

All types of awards (defined above) authorized in the 2008 Plan are intended to comply with Section 162(m) of the Code.

Taxation

The following discussion is intended to provide an overview of the U.S. federal income tax laws that are generally applicable to awards granted under the 2008 Plan as of the date of this Circular. Persons in differing circumstances may have different tax consequences, and the tax laws may change in the future. This discussion is not to be construed as tax advice.

Stock Options: The granting of an NQSO to an individual is not ordinarily a taxable event. Upon exercise of the option, the optionee will recognize ordinary income equal to the excess of the then fair market value of the shares over the exercise price paid for such shares. The Company will be entitled to a tax deduction equal to the ordinary income recognized by the optionee. Upon disposition of the acquired shares, the difference between the sale price and the optionee's basis in the shares will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if the shares have been held for more than one year at the time of disposition.

In the case of an ISO, neither the granting of the option nor its exercise is ordinarily a taxable event to the optionee. Instead, the optionee recognizes income upon the disposition of the acquired shares. The tax treatment to the optionee and the Company will depend primarily upon whether the optionee has met certain holding period requirements at the time he or she disposes of the shares. If an optionee exercises an ISO and does not dispose of the shares received within two years after the date such option was granted or within one year after the transfer of the shares to him or her, any gain realized upon the disposition will be characterized as long-term capital gain. If the optionee disposes of the ISO shares either within two years after the date the option is granted or within one year after the exercise of the option and transfer of shares to him or her, such disposition will be treated as a disqualifying disposition and an amount equal to the lesser of (i) the fair market value of the shares on the date of exercise minus the exercise price, or (ii) the amount realized on the disposition minus the exercise price, will be recognized as ordinary income by the optionee, and the Company will be entitled to a tax deduction equal to the ordinary income recognized by the optionee. The excess, if any, of the amount realized upon disposition of the shares over their fair market value at the time of the exercise of the option will be treated as capital gain. Except in the case of disqualifying dispositions, there will be no federal income tax deductions allowed to the Company upon the grant, exercise, or termination of an ISO.

The excess of the fair market value of the shares at the time an ISO is exercised over the exercise price is tax preference income taken into account in computing the alternative minimum tax applicable to the optionee. If, however, a disqualifying disposition occurs in the year in which the ISO is exercised, the maximum amount that will be included for purposes of alternative minimum tax is the gain on the disposition of the shares.

SARs: The recipient of a SAR will not recognize any income at the time the SAR is granted. Instead, the appreciation inherent in the SAR will be recognized as ordinary income at the time the SAR is exercised. If the participant receives the SAR appreciation in shares rather than cash, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the day the shares are received over any amounts paid by the participant for the shares. There will be no federal income tax deduction allowed to the Company upon the grant or expiration of a SAR. However, upon the exercise of the SAR, the Company will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that the participant is required to recognize as a result of the exercise.

Share Awards: The recipient of a share award will recognize ordinary income at the time the property is received equal to the excess, if any, of the fair market value of the shares received over the amount paid by the participant in exchange for the shares. If, however, the shares are subject to a substantial risk of forfeiture at the time of grant (e.g., if the participant is required to work for a period of time before the shares becomes freely transferable), the participant generally will not recognize income until the restrictions on such shares lapse, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the shares on the date they become vested over any amount paid by the recipient in exchange for the shares. However, the recipient may make an election under Section 83(b) of the Code to recognize ordinary income equal to the fair market value of the shares on the grant date, rather than the date the restrictions lapse, less the amount paid by the recipient for the shares, if any. A Section 83(b) election must be made within 30 days after the grant date, and is irrevocable. If a Section 83(b) election is made and the recipient subsequently forfeits the shares, the recipient may not deduct as a loss the amount previously recognized as ordinary income.

Upon the disposition of any shares received as a share award under the 2008 Plan, the difference between the sale price and the recipient's basis in the shares (i.e., the sum of the amount paid by the recipient for the shares, if any, plus the ordinary income recognized by the recipient) will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if the shares have been held for more than one year at the time of their disposition.

The Company will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that the recipient is required to recognize, provided that the deduction is not otherwise disallowed under the Code.

Awards Settled in Cash: The recipient of any award settled in cash will recognize ordinary income at the time the payment is received. The Company will be entitled to a corresponding deduction for federal income tax purposes in an amount equal to the ordinary income recognized by such recipient.

Board of Directors' Recommendation

The board of directors recommends that the 2008 Plan be approved by the stockholders of the Company. Unless contrary instructions are indicated on the proxy card, the persons designated in the accompanying proxy card intend to vote ***FOR*** approval of the 2008 Plan.

Securities Authorized for Issuance under Existing Equity Compensation Plans

The following table provides information as of December 31, 2007, regarding the shares issuable upon the exercise of options under the 1992 and 1999 Long Term Incentive Plans, as well as the number of shares remaining available for issuance under the 1999 Long Term Incentive Plan. Each of the plans has been approved by our stockholders. If the 2008 Plan is approved by our stockholders at the Meeting, then no new options will be granted under the 1999 Long Term Incentive Plan on or after the proposed effective date of the 2008 Plan.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in First Column)
1992 Long Term Incentive Plan	407,575	$23.94	-
1999 Long Term Incentive Plan	2,855,042	$23.15	985,391
TOTAL	3,262,617	$23.25	985,391

As noted above, there were 985,391 shares available for grant under the 1999 Long Term Incentive Plan as of December 31, 2007. Subsequent to December 31, 2007, 614,475 stock options (net of cancellations) and 275,027 restricted shares (net of cancellations) were granted during the period ending March 15, 2008. As a result of these additional grants, together with stock option exercises, cancellations and expirations, 3,877,092 options remained outstanding and unexercised under the Long Term Incentive Plan as of March 15, 2008, with a weighted average exercise price of $20.62 per share and average years remaining of 6.1 years. Of these options outstanding, 2,485,025 were exercisable as of March 15, 2008 with a weighted average exercise price of $24.09 per shares. In addition, a total of 472,894 shares of unvested restricted stock awards and restricted stock units were outstanding on March 15, 2008.

The Board believes that the current number of shares available for awards under the 1999 Long Term Incentive Plan are not sufficient to meet our anticipated needs going forward. Therefore, the Board approved the proposed new plan and authorization, subject to shareholder approval, in order to provide us with a sufficient number of shares for equity grants.

PROPOSAL III: RATIFICATION OF THE SELECTION OF INDEPENDENT AUDITORS

In accordance with its charter, the Audit Committee has selected KPMG LLP, independent auditors, to audit the Company's consolidated financial statements for the calendar year 2008. KPMG LLP served as the Company's independent auditors for the calendar year 2007. The Audit Committee is asking the stockholders to ratify the appointment of KPMG LLP as the Company's auditors for the calendar year ending December 31, 2008.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event stockholders fail to ratify the appointment, the Audit Committee may reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of different independent auditors at any time during the year if the Audit Committee determines that such a change would be in the Company's and the stockholders' best interests.

The Audit Committee has approved in advance all services provided by KPMG LLP. A formal statement by representatives of KPMG LLP is not planned for the annual meeting on May 1, 2008; however, as in years past, such representatives are expected to be present during the meeting and to be available to respond to appropriate questions from stockholders.

Vote Required. The affirmative vote of a majority of the outstanding shares of common stock having voting power present at the meeting, in person or by proxy and voting thereon, is required to ratify the selection of independent auditors.

The Board of Directors and the Audit Committee unanimously recommend a VOTE FOR ratification.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for annual reports and proxy statements with respect to two or more stockholders sharing the same address by delivering a single annual report and/or proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers household annual reports and proxy materials, delivering a single annual report and/or proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from one or more of the affected stockholders.

Once you have received notice from your broker or the Company that your broker or the Company will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate annual report and/or proxy statement in the future, please notify your broker if your shares are held in a brokerage account or the Company if you hold registered shares. If, at any time, you and another stockholder sharing the same address wish to participate in householding and prefer to receive a single copy of the Company's annual report and/or proxy statement, please notify your broker if your shares are held in a brokerage account or the Company if you hold registered shares.

You may request to receive at any time a separate copy of our annual report or proxy statement, or notify the Company that you do or do not wish to participate in householding by telephoning: 314-863-8107, or by sending a written request to the Corporate Secretary at:

Furniture Brands International, Inc.
101 South Hanley Road, Suite 1900
St. Louis, MO 63105

Neither the Board nor management knows of any matters other than those items set forth above that will be presented for consideration during the 2008 annual meeting. However, if other matters should properly come before the meeting, it is intended that the persons named in the proxies will vote, act and consent in accordance with their best judgment with respect to any such matters.

STOCKHOLDER PROPOSALS

Stockholder proposals submitted for inclusion in the Company's proxy materials for the 2009 annual meeting should be addressed to the Secretary of the Company and must be received at the Company's executive offices no later than November 28, 2008. In addition, under the Company's by-laws you must notify the Company before February 12, 2009 if you intend to present your proposal for action at the 2009 annual meeting. Upon receipt of any such proposal, the Company will determine whether or not to include such proposal in the proxy statement and proxy form in accordance with SEC regulations governing the solicitation of proxies.

By order of the Board of Directors

/s/ Jon D. Botsford

Jon D. Botsford
Secretary

St. Louis, Missouri, March 28, 2008.

APPENDIX A

Definition of Director Independence

- The director is, or has been within the last three years, an employee of the Company, or an immediate family member is, or has been within the last three years, an executive officer, of the Company.

- The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

- The director or an immediate family member is a current partner of a firm that is the Company's internal or external auditor; (B) the director is a current employee of such firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Company's audit within that time.

- The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee.

- The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or receives payments from, the Company for property or services in an amount which, in any of the last three fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues

- An "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who share such person's home.

- In addition to the foregoing, the Board will also consider all other relevant facts and circumstances in determining a director's status as an independent director.

APPENDIX B

FURNITURE BRANDS INTERNATIONAL, INC.
2008 INCENTIVE PLAN

ARTICLE I
ESTABLISHMENT

1.1 ***Purpose***. The purpose of the Furniture Brands International 2008 Incentive Plan (the "Plan" or "Incentive Plan") is to enhance Company performance by motivating, attracting, and retaining key employees and non-employee directors through the issuance of equity and cash awards. This Plan is intended to supersede the 1999 Furniture Brands Long Term Incentive Plan and no new awards will be made under such prior plan after the effective date of this Plan.

1.2 ***Effective Date***. The Plan shall be effective as of the date the stockholders of the Company approve the Plan.

ARTICLE II
DEFINITIONS

As used in this Plan, the following terms shall be defined as set forth below:

2.1 ***"Award"*** means any Short- or Long-Term Incentive, Stock Option, SAR, Restricted Share, Restricted Share Unit, or Performance Share or Performance Unit award granted or payable under the Plan.

2.2 ***"Award Agreement"*** means an agreement, certificate, resolution or other form of writing or other evidence approved by the Committee that sets forth the terms and conditions of an Award. An Award Agreement may be in an electronic medium, may be limited to a notation on the Company's books and records and, if approved by the Committee, need not be signed by a representative of the Company or a Participant.

2.3 ***"Board"*** means the Board of Directors of the Company.

2.4 ***"Cause"*** means (a) a Participant's conviction of any crime (whether or not involving the Company) constituting a felony in the jurisdiction involved; (b) conduct of a Participant related to the Participant's employment for which either criminal or civil penalties against the Participant or the Company may be sought; (c) material violation of the Company's policies, including the disclosure or misuse of confidential information, or those set forth in Company manuals or statements of policy; or (d) serious neglect or misconduct in the performance of a Participant's duties for the Company or willful or repeated failure or refusal to perform such duties.

Any rights the Company may have in respect of the events giving rise to Cause shall be in addition to the rights the Company may have under any other agreement with a Participant or at law or in equity. Any determination of whether a Participant's employment is (or is deemed to have been) terminated for Cause shall be made by the Committee in its sole discretion, which determination shall be final and binding on all parties. If, subsequent to a Participant's termination of employment (whether voluntary or involuntary) without Cause, it is discovered that the Participant's employment could have been terminated for Cause, such Participant's employment shall be deemed to have been terminated for Cause. A Participant's termination of employment for Cause shall be effective as of the date of the occurrence of the event giving rise to Cause, regardless of when the determination of Cause is made.

2.5 ***"Change in Control"*** means the first to occur of any of the following events:

(i) any person is or becomes the beneficial owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such person any securities acquired directly from the Company or its affiliates, other than in connection with the acquisition by the Company or its affiliates of a business) representing 35% or more of either the then outstanding shares of common stock of the Company or the combined voting power of the Company's then outstanding securities; or

(ii) the majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or

(iii) the consummation of a merger or consolidation of the Company with any other entity, other than (a) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company, 60% or more of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (b) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person is or becomes the beneficial owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such person any securities acquired directly from the Company or its affiliates, other than in connection with the acquisition by the Company or its affiliates of a business) representing 50% or more of either the then outstanding shares of common stock of the Company or the combined voting power of the Company's then outstanding securities; or

iv. the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, 60% or more of the combined voting power of the voting securities of which is owned by persons in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Notwithstanding the foregoing, no "Change in Control" shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the record holders of the common stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

For purposes of this Section, "beneficial ownership" shall be determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

2.6 ***"Code"*** means the U.S. Internal Revenue Code of 1986, as amended from time to time.

2.7 ***"Committee"*** means the committee of the Board described in Section 4.1.

2.8 ***"Company"*** means Furniture Brands International, Inc., a Delaware corporation, or any successor corporation.

2.9 ***"Covered Employee"*** shall have the meaning as set forth in Code Section 162(m).

2.10 ***"Disability"*** means that a Participant is permanently and totally disabled and unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of twelve months. The existence of a Disability shall be determined by the Committee in its sole discretion.

2.11 ***"Employee"*** means any person, including an officer, employed by the Company or a Subsidiary as an employee. The Company's employment classification of an individual shall be binding and controlling for all purposes of the Plan and shall apply irrespective of any contrary employment classification of such individual by the Internal Revenue Service, a court of competent jurisdiction or any other person or entity.

2.12 ***"Fair Market Value"*** means the fair market value of the Shares as determined by the Committee from time to time. Unless otherwise determined by the Committee, the fair market value shall be the closing price for the Shares reported on the New York Stock Exchange on the relevant date or, if there were no sales on such date, the closing price on the nearest following date on which sales occurred.

2.13 ***"Grant Date"*** means the date specified by the Committee on which a grant of an Award shall become effective, which date shall not be earlier than the date on which the Committee takes action creating the legally binding right constituting the Award

2.14 ***"Incentive Stock Option"*** means any Option that is intended to qualify as an "incentive stock option" under Code Section 422 or any successor provision. Only Participants who are employees of the Company or a Subsidiary may receive Incentive Stock Options.

2.15 ***"Long-Term Incentive"*** means an incentive payment described in Section 8.1.

2.16 ***"Non-Employee Director"*** means a director of the Company who is not an active employee of the Company or a Subsidiary.

2.17 ***"Nonqualified Stock Option"*** means an Option that is not intended to qualify as an Incentive Stock Option.

2.18 ***"Option" or "Stock Option"*** means any option to purchase Shares granted under Article VI.

2.19 ***"Participant"*** means an Employee or Non-Employee Director who is selected by the Committee to receive benefits under this Plan.

2.20 ***"Performance Award"*** means an Award of "Performance Shares" or "Performance Units" granted pursuant to Article V that is contingent upon the satisfaction of one or more Performance Objectives. Each Performance Share or Performance Unit shall have an initial value equal to the Fair Market Value of one Share.

2.21 ***"Performance Objectives"*** has the meaning set for in Article XII.

2.22 ***"Performance Period"*** means a period of time established by the Committee during which the attainment of Performance Objectives relating to an Award are to be achieved.

2.23 ***"Qualified Performance-Based Award"*** means an Award or portion of an Award that is intended to satisfy the requirements for "qualified performance-based compensation" under Code Section 162(m). The Committee shall designate any Qualified Performance-Based Award as such at the time of grant.

2.24 ***"Restricted Shares"*** means an award of Shares granted pursuant to Article VIII that are subject to a substantial risk of forfeiture.

2.25 ***"Restricted Share Units"*** means an award of a contractual right granted pursuant to Article VII to receive a specified number of Shares or cash at the end of a specified deferral period. Each Restricted Share Unit shall have an initial value equal to the Fair Market Value of one Share.

2.26 ***"Restriction Period"*** means that time from the Grant Date during which a grant of Restricted Shares or Restricted Share Units shall be subject to a "substantial risk of forfeiture" pursuant to Section 7.5.

2.27 ***"Retirement"*** means a Participant's termination of employment on or after attaining age 55 and completing 5 years of service with the Company.

2.28 ***"Shares"*** means shares of the Common Stock of the Company, no par value.

2.29 ***"Short Term Incentive"*** means an incentive payment described in Section 8.1.

2.30 ***"SAR"*** means an award of a contractual right granted pursuant to Article VI to receive an amount equal to the appreciation in the Company's Shares from the Grant Date. Acronym for Stock Appreciation Right.

2.31 ***"Stock Option"*** see Option

2.32 ***"Subsidiary"*** means a corporation in which the Company owns or controls directly or indirectly more than 50% of the total combined voting power represented by all classes of stock issued by such corporation at the time of such grant.

ARTICLE III
SHARES AVAILABLE UNDER THE PLAN

3.1 ***Reserved Shares***. Subject to adjustment as provided in Section 3.5, the maximum number of Shares that may be issued or transferred pursuant to this Plan shall not exceed 1,800,000 Shares. Such Shares may be Shares of original issuance, Shares held in treasury, or Shares that have been reacquired by the Company.

3.2 ***Grant Maximums***. In no event shall the total number of Shares issued upon the exercise of Stock Options and stock-settled SARs exceed 1,200,000 Shares; nor shall the total number of Shares granted in association with any award other than a Stock Option or SAR exceed 600,000 Shares; nor shall the total number of Shares granted to Employees in association with any non-performance award of time-based Restricted Shares that are subject to any restrictions or minimum vesting periods exceed 80,000 shares; with all such limits subject to adjustment as provided in Section 3.4.

3.3 ***Maximum Calendar Year Award***. No Employee may receive Awards representing more than 400,000 Shares or $4,000,000 in any one calendar year, subject to adjustment as provided in Section 3.4. The maximum number of Shares that may be granted in the aggregate to Non-Employee Directors for all types of Awards shall not exceed 100,000 Shares in any one calendar year. The maximum number of Shares that may be granted in the aggregate to Employees for all types of Awards shall not exceed 600,000 Shares in any one calendar year, net of adjustment for forfeited and unused Shares as provided in Section 3.7.

3.4 ***Adjustments to Maximum Limits***. The maximum Awards provided in Sections 3.2 and 3.3 above are subject to Authorization Adjustments as provided in Section 3.5.

3.5 ***Authorization Adjustments***. The Committee shall make such adjustments in (a) the number of Shares covered by outstanding Awards granted hereunder, (b) prices per share applicable to outstanding Options and SARs, and (c) the kind of shares covered thereby (including shares of another issuer), as the Committee determines to be equitable in order to prevent dilution or enlargement of the rights of Participants that otherwise would result from any stock dividend, stock split, combination or exchange of Shares, reorganization, partial or complete liquidation or other distribution of assets (other than a normal cash dividend), recapitalization or other change in the capital structure of the Company, or other corporate transaction or event having an effect similar to any of the foregoing. Adjustments under this Section 3.5 shall be made by the Committee, whose determinations with regard thereto shall be final and binding upon all persons.

3.6 ***Fractional Shares***. The Company shall not be required to issue any fractional Shares pursuant to this Plan. The Committee may provide for the elimination of fractions or for the settlement thereof in cash.

3.7 ***Unused and Forfeited Shares***. If any Award expires, terminates, or is terminated for any reason before exercise or vesting in full, the Shares that were subject to the unexercised, forfeited, expired or terminated portion of such Incentive Award shall be available for future grants of Awards under the Plan. Notwithstanding any provision of the Plan to the contrary, liberal share counting is not permitted under the Plan such that no Shares derived from any of the following circumstances may be added to the Plan's reserve of shares: (i) shares tendered in payment of an Option, (ii) shares withheld for taxes, (iii) shares repurchased by the Corporation using Option proceeds, or (iv) SARs settled in Stock when only the shares delivered are counted against the Plan reserve.

ARTICLE IV
PLAN ADMINISTRATION

4.1 ***Board Committee Administration***. This Plan shall be administered by the Human Resource Committee of the Board (or such other Committee appointed by the Board from among its Non-Employee Directors), provided that, except with respect to any Qualified Performance-Based Award, the full Board may act at any time as the Committee. Notwithstanding the foregoing, the full Board shall be responsible for the administration of Awards to Non-Employee Directors.

4.2 ***Duties and Powers***. The Committee shall have the full power and discretion to determine the Participants eligible to receive Awards and the type, size and conditions of such Awards, and to administer, construe, and apply the provisions of the Plan and any Award.

4.3 ***Committee Delegation***. The Committee may delegate to one or more officers of the Company the authority to grant Awards to Participants who are not Covered Employees of the Company, provided that the Committee shall determine a limit for the total number of shares of Stock subject to such delegated grants.

4.4 ***Determinations Binding***. All actions taken or determinations made by the Committee, in good faith, with respect to the Plan, an Award or any Award Agreement shall not be subject to review by anyone, but shall be final, binding and conclusive upon all persons interested in the Plan or any Award. No member of the Committee shall be liable to any person for any such action taken or determination made in good faith.

ARTICLE V
PERFORMANCE AWARDS

5.1 ***General.*** The Committee may from time to time authorize grants to Participants of Performance Awards upon such terms and conditions as the Committee may determine in accordance with provisions of this Article V. Performance Awards shall be evidenced by an Award Agreement containing such terms and provisions as the Committee may determine consistent with this Plan

5.2 ***Incentive Opportunity***. Prior to the beginning of each Performance Period, the Committee shall specify the value of the opportunity subject to the number of Performance Shares or Performance Units to which the Performance Award pertains.

5.3 ***Performance Period***. The Performance Period with respect to each Performance Award shall commence and end as of the dates determined by the Committee under the terms of the applicable Award Agreement.

5.4 ***Performance Objectives***. Each Performance Award shall specify the Performance Objectives that must be achieved before such Award shall become vested and payable. The Committee may adjust such Performance Objectives as provided in Section 12.2. The Committee shall specify a minimum acceptable level of achievement of the specified Performance Objectives, below which no payment will be made and a highest level of achievement of the specified Performance Objectives that determines the maximum payment that will be made. The Committee may also set forth a formula for determining the amount of payment to be made between the minimum and maximum levels of achievement.

5.5 ***Payment in Cash or Shares***. The amount payable upon the completion of the Performance Period and the achievement of the Performance Objectives with respect to any Performance Award shall be specified in the Award Agreement and may be paid by the Company in cash, Shares or any combination thereof and may either grant to the Participant or reserve to the Committee the right to elect among those alternatives. The final determination of the payment in cash or Shares will be made at the end of the Performance Period at the sole discretion of the Committee. Payment with respect to any Performance Award shall be made within 60 days after the end of the applicable Performance Period.

5.6 ***Dividend Equivalents***. Prior to the expiration of a Performance Period and payment of any Shares or cash earned with respect to a Performance Award, no dividend equivalents shall be paid or payable with respect to such Award.

5.7 ***Effect of Termination of Employment.***

(i) Unless otherwise specified by the Committee, in the event that the employment of a Participant shall terminate for any reason other than Retirement, Cause, Disability or death prior to the payment of any Performance Award granted to such Participant, all Performance Awards that have not paid as of the date of such termination shall be forfeited.

(ii) Unless otherwise specified by the Committee, in the event that the employment of a Participant with the Company shall terminate on account of the Retirement, death, or Disability of the Participant prior to the payment of any Performance Award granted to such Participant, a pro rata portion of such Performance Award shall be payable to such Participant within 60 days following the end of the applicable Performance Period. The amount payable pursuant to the preceding sentence shall be determined by measuring actual achievement versus the Performance Objectives for the full Performance Period, and by multiplying that earned amount by a fraction, the numerator of which shall be the number of full months that have elapsed in the applicable Performance Period prior to the Participant's termination of employment and the denominator of which shall be the total number of months in the Performance Period.

(iii) In the event of the termination of a Participant's employment for Cause, all outstanding Performance Awards granted to such Participant shall be forfeited.

5.8 ***Effect of Change in Control.*** Unless otherwise specified by the Committee, any unvested Performance Awards shall be payable to such Participant within thirty days following a Change in Control. The amount payable pursuant to the preceding sentence shall be determined by determining the actual achievement versus the Performance Objectives to date of the Change in Control, and paid out by multiplying that earned amount by a fraction, the numerator of which shall be the number of full months that have elapsed in the applicable Performance Period prior to the Change in Control and the denominator of which shall be the total number of months in the Performance Period.

ARTICLE VI
OPTIONS AND SARS

6.1 ***General.*** The Committee may from time to time authorize grants to Participants of Options and/or SARs upon such terms and conditions as the Committee may determine in accordance with provisions of this Article VI. Options and SARs shall be evidenced by an Award Agreement containing such terms and provisions as the Committee may determine consistent with this Plan.

6.2 ***Number of Options or SARs.*** Each grant shall specify the number of Shares subject to the Option or SAR.

6.3 ***Exercise Price.*** Each grant shall specify an exercise price per Option Share or SAR, provided that in no event shall the exercise price be less than the Fair Market Value per Share on the Grant Date (or, in the case of an Incentive Stock Option for a Participant possessing more than 10% of the voting power of all classes of stock of the Company, less than 110% of the Fair Market Value per Share on the Grant Date).

6.4 ***Consideration.*** The form of consideration to be paid in satisfaction of the exercise price of an Option and the manner of payment of such consideration may include, as determined by the Committee: (i) cash in the form of currency or check or other cash equivalent acceptable to the Company, (ii) nonforfeitable, unrestricted Shares owned by the Participant which have a value at the time of exercise that is equal to the option price, (iii) any other legal consideration that the Committee may deem appropriate, on such basis as the Committee shall determine in accordance with this Plan, or (iv) any combination of the foregoing. The method of payment shall be specified in the Award Agreement. Notwithstanding the foregoing, to the extent permitted by applicable law, any grant may provide for payment of the exercise price of an Option from the proceeds of sale through a bank or broker on the date of exercise of some or all of the Shares to which the exercise relates.

6.5 ***Exercise of SARs***. Upon exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying (i) the difference between the Fair Market Value of a Share on the date of exercise over the exercise price, times (ii) the number of Shares with respect to which the SAR is exercised. The Award Agrement for the grant may specify that the amount payable upon the exercise of a SAR may be paid by the Company in cash, Shares or any combination thereof and may either grant to the Participant or reserve to the Committee the right to elect among those alternatives.

6.6 ***Performance-Based Options and SARs***. Any grant of an Option or SAR may specify Performance Objectives that must be achieved as a condition to vesting and/or exercise of the Option or SAR.

6.7 ***Vesting***. Each Option or SAR grant may specify the conditions that must be satisfied before the Options or SARs (or installments thereof) shall become vested and exercisable, provided however, no Option or SAR award may become exercisable in full until three years from the date such Stock Option was granted. The limitations of the preceding sentence shall not apply in the case of a Stock Option that becomes exercisable as a result of the attainment of a specified Performance Measure or in the case of a Stock Option granted as an employee recognition award, a retention award, or to a newly hired employee; provided that except as provided for under the Plan no portion of any such Stock Option may become exercisable until six months from the date the Stock Option was granted. The exceptions in the preceding sentence to the general minimum vesting provisions of this subsection, other than the exception applying to a Stock Option that becomes exercisable as a result of the attainment of a specified Performance Measure, are intended to be applied only in special circumstances as determined by the Committee (or its delegate).

6.8 ***ISO Dollar Limitation***. Options granted under this Plan may be Incentive Stock Options, Nonqualified Stock Options or a combination of the foregoing. Each grant shall specify whether (or the extent to which) the Option is an Incentive Stock Option or a Nonqualified Stock Option. Notwithstanding any such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by a Participant during any calendar year (under all plans of the Company) exceeds $100,000, such Options shall be treated as Nonqualified Stock Options.

6.9 ***Exercise Period***. Any grant may specify (i) a waiting period or periods before Options or SARs shall become exercisable and (ii) permissible dates or periods on or during which Options or SARs shall be exercisable. No Option or SAR granted under this Plan may be exercised more than seven years from the Grant Date. In addition, the exercise period for any Incentive Stock Option for a Participant possessing more than 10% of the voting power of all classes of stock of the Company shall not exceed five years. The Committee may not extend the exercise period of an outstanding Option or SAR beyond the time originally prescribed in the Award Agreement, except to the extent permitted under Code Section 409A and U.S. Department of Treasury regulations or other guidance issued thereunder.

6.10 ***Repricing and Backdating Prohibited***. The Committee shall not reprice any outstanding Option or SAR including the cancellation of an existing Option or SAR and substitution of a new Option or SAR with a lower exercise price, directly or indirectly, without the approval of the stockholders of the Company, provided that nothing herein shall prevent the Committee from taking any action provided for in Section 3.5. In no event shall the Grant Date of any Option or SAR be earlier than the date on which the Committee takes action with respect thereto.

6.11 ***Notification of Disqualifying Disposition***. If any Participant shall make any disposition of Shares issued pursuant to the exercise of an Incentive Stock Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), such Participant shall notify the Company of such disposition within ten (10) days thereof.

6.12 ***Effect of Termination of Employment.***

(i) Unless otherwise provided in an applicable Award Agreement, in the event that the employment of a Participant shall terminate for any reason other than Retirement, Cause, Disability or death, (a) Options and SARs granted to such Participant, to the extent that they were exercisable at the time of such termination, shall remain exercisable until the expiration of 90 days after such termination, on which date they shall expire, and (b) Options and SARs granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination; provided however, no Option or SAR shall be exercisable after the expiration of its term.

(ii) Unless otherwise provided in an applicable Award Agreement, in the event that the employment of a Participant shall terminate on account of the Retirement, death, or Disability of the Participant, (a) Options and SARs granted to such Participant, to the extent that they were exercisable at the time of such termination, shall remain exercisable until the expiration of three years after such termination, on which date they shall expire, and (b) Options and SARs granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination; provided however, no Option or SAR shall be exercisable after the expiration of its term.

(iii) In the event of the termination of a Participant's employment for Cause, all outstanding Options and SARs granted to such Participant (regardless of whether or not exercisable at the time of such termination) shall expire at the commencement of business on the effective date of such termination (or deemed termination).

6.13 ***Effect of Change in Control.*** Unless otherwise provided in an applicable Award Agreement, all Options and SARs granted to Participants who are employed by the Company or a Subsidiary at the time of such Change in Control shall become fully vested and exercisable.

ARTICLE VII
RESTRICTED SHARES AND RESTRICTED SHARE UNITS

7.1 ***General.*** The Committee may from time to time authorize grants to Participants of Restricted Shares and/or Restricted Share Units upon such terms and conditions as the Committee may determine in accordance with provisions of this Article VII. Each grant of Restricted Shares and Restricted Share Units shall be evidenced by an Award Agreement containing such terms and provisions as the Committee may determine consistent with this Plan.

7.2 ***Number of Restricted Shares or Units.*** Each grant shall specify the number of Restricted Shares or Restricted Share Units to which it pertains.

7.3 ***Minimum Restriction Period.*** Except as provided in this subsection or as otherwise provided under the Plan, the Restriction Period applicable to a Restricted Share Award or Restricted Share Unit Award may not lapse in full until three years from the date such award was granted and no portion of the Restriction Period applicable to a Restricted Share Award or Restricted Share Unit Award may lapse until one year from the date such award was granted. The limitations of the preceding sentence shall not apply in the case of a Restricted Share Award or Restricted Share Unit Award that vests as a result of the attainment of a specified Performance Measure or in the case of a Restricted Share Award or Restricted Share Unit Award granted as a founder's grant, an employee recognition award, or to a newly hired employee; provided that except as provided for under the Plan the minimum Restriction Period applicable to such award shall be six months. The exceptions in the preceding sentence to the general minimum vesting provisions of this subsection, other than the exception applying to a Restricted Share Award or Restricted Share Unit Award that vests as a result of the attainment of a specified Performance Measure, are intended to be applied only in special circumstances as determined by the Committee (or its delegate).

7.4 ***Transfer of Shares***. Each grant of Restricted Shares shall constitute an immediate transfer of the ownership of Shares to the Participant in consideration of the performance of services, subject to the restrictions on transfer hereinafter referred to. Each grant of Restricted Share Units shall constitute the agreement by the Company to issue or transfer Shares, cash or a combination thereof to the Participant in the future subject to the fulfillment of such conditions as the Committee may specify, but in no event later than 60 days following the end of the risk of forfeiture period determined in Section 7.6.

7.5 ***Consideration***. Each grant of Restricted Shares or Restricted Share Units may be made without additional consideration from the Participant or in consideration of a payment by the Participant that is less than the Fair Market Value per share or unit on the Grant Date.

7.6 ***Substantial Risk of Forfeiture***. Each grant of Restricted Shares shall provide that those Shares covered thereby shall be subject to a "substantial risk of forfeiture" within the meaning of Code Section 83 for a period to be determined by the Committee on the Grant Date. Each grant of Restricted Share Units shall provide that those Unites covered thereby shall be subject to a "substantial risk of forfeiture" within the meaning of Code 409A for a period to be determined by the Committee on the Grant Date. This risk of forfeiture period for any grant of Restricted Shares or Restricted Share Units whether based solely on continued employment of the Participant or in part on the achievement of specified Performance Objectives shall not be less than 3 years from the Grant Date. If any Participant makes an election under Code Section 83(b) with respect to any Restricted Shares granted hereunder, such election shall be made within 30 days of the Grant Date and the Participant shall notify the Company with ten days of such making election, and provide the Company with a copy of such election.

7.7 ***Dividends, Voting and Other Ownership Rights***. Unless otherwise provided in an applicable Award Agreement, an Award of Restricted Shares shall entitle the Participant to dividend, voting and other ownership rights during the period for which such substantial risk of forfeiture is to continue. Any Award of Restricted Shares may require that any or all dividends or other distributions paid on the Restricted Shares during the period of such restrictions be automatically sequestered and reinvested on an immediate or deferred basis in additional Shares, which may be subject to the same restrictions as the underlying Award or such other restrictions as the Committee may determine. To the extent set forth in a Participant's Award Agreement with respect to Restricted Share Units, a Participant may be entitled to receive dividend equivalents payable in cash or additional Shares on a current, deferred or contingent basis.

7.8 ***Performance-Based Restricted Shares and Restricted Share Unit.*** Any grant of Restricted Shares or Restricted Share Units may specify Performance Objectives that must be achieved as a condition of vesting and/or payment of such Restricted Shares or Restricted Stock Units.

7.9 ***Effect of Termination of Employment.***

(i) Unless otherwise provided in an applicable Award Agreement, in the event that the employment of a Participant shall terminate for any reason other than Retirement, Cause, Disability or death prior to the vesting of Restricted Shares or Restricted Stock Units granted to such Participant, all Restricted Shares and Restricted Stock Units that have not vested as of the date of such termination shall be forfeited.

(ii) Unless otherwise provided in an applicable Award Agreement, in the event that the employment of a Participant shall terminate on account of the Retirement, death or Disability of the Participant prior to the vesting of Restricted Shares or Restricted Stock Units granted to such Participant, a proportion of such Restricted Shares and Restricted Stock Units, to the extent not forfeited or canceled on or prior to such termination pursuant to any provision hereof, shall vest on the date of such termination, and payment with respect to any such vested Restricted Share Units shall be made no later than 60 days following the date of such termination. The proportion referred to in the preceding sentence shall be determined by multiplying the

Participant's non-vested Restricted Shares or Restricted Stock Units by a fraction, the numerator of which shall be the number of full months that have elapsed in the applicable vesting period prior to the Participant's termination of employment and the denominator of which shall be the total number of months in such vesting period.

(iii) In the event a Participant's employment is or is deemed to have been terminated for Cause, all Restricted Shares and Restricted Stock Units granted to such Participant that have not vested as of the effective date of such termination shall be forfeited.

7.10 ***Effect of Change in Control.*** Unless otherwise provided in an applicable Award Agreement, all Restricted Shares and Restricted Stock Units granted to Participants who are employed by the Company or a Subsidiary at the time of such Change in Control shall become fully vested and non-forfeitable.

ARTICLE VIII
SHORT- AND LONG-TERM INCENTIVE PLANS

8.1 ***Cash Incentives.*** For each of the Company's fiscal year or series of years, the Committee may establish an incentive pool or other incentive structure or policy with respect to Participants who are not Non-Employee Directors. Any such incentive pool, structure or policy shall be subject to such terms, restrictions and conditions determined by the Committee and consistent with the terms of this Plan. Cash Incentives shall normally be paid in cash; the Committee may at its discretion determine that Shares or a combination thereof be used to deliver the payment of the incentives. Payment of such Short- or Long-Term Incentives shall be subject to the following:

(i) Unless otherwise specified by the Committee, in the event that the employment of a Participant shall terminate for any reason other than Retirement, Cause, Disability or death prior to the payment date of any Short- or Long-Term Incentive, such incentive opportunity shall be forfeited in its entirety.

(ii) Unless otherwise specified by the Committee, in the event that the employment of a Participant with the Company shall terminate on account of the Retirement, death, or Disability of the Participant prior to the payment date of any Short- or Long-Term Incentive, a pro rata portion of such Short- or Long-Term Incentive shall be payable to such Participant within 60 days following the end of the applicable Performance Period. The amount payable pursuant to the preceding sentence shall be determined by measuring actual achievement versus the Performance Objectives for the full Performance Period, and by multiplying that earned amount by a fraction, the numerator of which shall be the number of full months that have elapsed in the applicable Performance Period prior to the Participant's termination of employment and the denominator of which shall be the total number of months in the Performance Period.

(iii) In the event of the termination of a Participant's employment for Cause, such Participant's Short- and Long-Term incentive opportunity shall be forfeited in its entirety.

(iv) Unless otherwise specified by the Committee, a pro rata portion of a Participant's Short- and Long-Term Incentive shall be payable to such Participant within thirty days following a Change in Control. The amount payable pursuant to the preceding sentence shall be determined by determining the actual achievement versus the Performance Objectives to date of the Change in Control, and paid out by multiplying that earned amount by a fraction, the numerator of which shall be the number of full months that have elapsed in the applicable Performance Period prior to the Change in Control and the denominator of which shall be the total number of months in the Performance Period.

ARTICLE IX
OTHER AWARDS

9.1 ***Other Stock Awards***. The Committee may, subject to limitations under applicable law, grant to any Participant such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares or factors that may influence the value of such Shares, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares, awards with value and payment contingent upon performance of the Company or specified Subsidiaries, affiliates or other business units thereof or any other factors designated by the Committee, and awards valued by reference to the book value of Shares or the value of securities of, or the performance of specified Subsidiaries or affiliates or other business units of the Company. The Committee shall determine the terms and conditions of such awards. Shares delivered pursuant to an award in the nature of a purchase right granted under this Article IX shall be purchased for such consideration, paid for at such time, by such methods, and in such forms, including, without limitation, cash, Shares, other awards, notes or other property, as the Committee shall determine.

9.2 ***Payment In Lieu of Other Obligations***. The Committee may grant Shares as a bonus, or may grant other awards in lieu of obligations of the Company or a Subsidiary to pay cash or deliver other property under this Plan or under other plans or compensatory arrangements, subject to such terms as shall be determined by the Committee.

ARTICLE X
TRANSFERABILITY

10.1 ***Transfer Restrictions***. Unless provided in Section 10.2, no Award granted under this Plan shall be transferable by a Participant other than by will or the laws of descent and distribution, and Options and SARs shall be exercisable during a Participant's lifetime only by the Participant or, in the event of the Participant's legal incapacity, by his guardian or legal representative acting in a fiduciary capacity on behalf of the Participant under state law. Any attempt to transfer an Award in violation of this Plan shall render such Award null and void.

10.2 ***Family Transfers***. The Committee may, in its sole discretion, authorize all or a portion of the Award granted to a Participant to be on terms which permit transfer to: (i) the spouse, children or grandchildren of the Participant ("Immediate Family Members"), (ii) a trust or trusts for the exclusive benefit of Immediate Family Members, (iii) a partnership in which Immediate Family Members are the only partners, or (iv) a former spouse pursuant to a qualified domestic relations order, provided that subsequent transfers of transferred Awards shall be prohibited except by will or the laws of descent and distribution. Following transfer, any such Awards shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer.

10.3 ***Restrictions on Transfer***. Any Award made under this Plan may provide that all or any part of the Shares that are (i) to be issued or transferred by the Company upon the exercise of Options or SARs, upon the termination of any risk of forfeiture period applicable to Restricted Share Units or upon payment of any Short- or Long-Term Incentives or Performance Awards, or (ii) no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in Article VII applicable to Restricted Shares, shall be subject to further restrictions upon transfer, as is determined by the Committee at the time of grant of that Award.

ARTICLE XI
DEFERRAL OF AWARDS

11.1 ***General.*** The Committee may permit Participants to elect to defer the issuance of Shares or the settlement of Awards in cash under the Plan pursuant to such rules, procedures or programs as it may establish for purposes of this Plan. In the case of an Award of Restricted Shares, the deferral may be effected by the Participant's agreement to forego or exchange his or her Award of Restricted Shares and to receive an Award of Restricted Share Units. The Committee also may provide that deferred settlements include the payment or crediting of interest on the deferral amounts, or the payment or crediting of dividend equivalents where the deferral amounts are denominated in Shares.

11.2 ***Compliance with Code Section 409A***. To the extent any Award (or portion thereof) provides for the deferral of compensation and is subject to Code Section 409A, such deferred compensation shall be subject to the following limitations and conditions:

(i) In no event shall any deferred compensation be distributed earlier than separation from service, death, disability, a time (or pursuant to a fixed schedule) specified at the date of the deferral of such compensation, a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company, or the occurrence of an unforeseeable emergency.

(ii) In the case of a Participant who is a key employee, as defined in Code Section 416(i), distribution due to separation from service may not be made before the date which is six months after the date of separation from service (or, if earlier, the date of death of such Participant).

(iii) Except to the extent provided in U.S. Department of Treasury regulations or other guidance, any deferred compensation payable to a Participant may not be accelerated.

(iv) To the extent a Participant is offered an opportunity to defer receipt of compensation for services performed during a taxable year, such Participant's deferral election must be made not later than the close of the preceding taxable year (or within 30 days of eligibility in the case of a newly eligible individuals) or at such other time as provided in U.S. Department of Treasury regulations or other guidance. Notwithstanding the foregoing, in the case of any performance-based compensation based on services performed over a period of at least twelve months, such election may be made no later than six months before the end of such performance period.

(v) To the extent a Participant is offered an opportunity to delay the payment date of any deferred compensation or to change the form in which such deferred compensation shall be paid, (a) the Participant's new election may not take effect for at least twelve months after the date on which the election is made, (b) except in the case of an election related to a payment due to disability, death or the occurrence of an unforeseeable emergency, the first payment with respect to which a new election is made must provide for a deferral period of not less than five years from the date such payment would otherwise have been made, and (c) any election relating to a specified time (or pursuant to a fixed schedule) may not be made less than twelve months prior to the date of the first scheduled payment.

To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Code Section 409A and U.S. Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any regulations or other guidance that may be issued after the effective date of this Plan. Notwithstanding any provision of the Plan to the contrary, in the event that following the effective date of this Plan any Award is subject to Code Section 409A and related U.S. Department of Treasury guidance (including such U.S. Department of Treasury guidance as may be issued after the effective date of the Plan), the Committee may adopt such amendments to the Plan and applicable Award Agreements or adopt other policies and procedures (including amendments, policies and procedures retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to exempt the Award from Code Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or comply with the requirements of Code Section 409A and related U.S. Department of Treasury guidance.

ARTICLE XII
PERFORMANCE OBJECTIVES

12.1 ***General.*** Performance Objectives means the performance objectives established pursuant to this Plan for Participants who have received Awards. Performance Objectives may be described in terms of Company-wide objectives or objectives that are related to the performance of an individual Participant or the Subsidiary, division, department or function within the Company or Subsidiary in which the Participant is employed. Performance Objectives may be measured on an absolute or relative basis. Relative performance may be measured by comparison to a group of peer companies or to a financial market index. Any Performance Objectives applicable to a Qualified Performance-Based Award are intended to be "performance-based" under Code Section 162(m) and shall be limited to specified levels of or increases in one or more of the following Performance Objectives: return on equity, return on invested capital, return on sales regional income, diluted earnings per share, net earnings, total earnings, earnings growth, return on capital, working capital turnover, return on assets, earnings before interest and taxes, sales, sales growth, gross margin return on investment, increase in the fair market value of the Shares, share price (including but not limited to, growth measures and total stockholder return), operating profit, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on investment (which equals net cash flow divided by total capital), inventory turns, financial return ratios, total return to stockholders, market share, earnings measures/ratios, economic value added, balance sheet measurements such as receivable turnover, internal rate of return, increase in net present value or expense targets, productivity and satisfaction of environment, health and safety targets.

12.2 ***Adjustments of Performance Objectives.*** Subject to any limitation under Code Section 162(m) with respect to Covered Employees, the Committee may adjust Performance Objectives and the related minimum acceptable level of achievement if, in the sole judgment of the Committee, events or transactions have occurred after the Grant Date that are unrelated to the performance of the Company and/or Participant and result in distortion of the Performance Objectives or the related minimum acceptable level of achievement. Potential transactions or events giving rise to adjustment include but are not limited to (i) restructurings, discontinued operations, extraordinary items or events, and other unusual or non-recurring charges; (ii) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management; or (iii) a change in tax law or accounting standards required by generally accepted accounting principles.

12.3 ***Performance Period.*** The period over which results are measured for determining the value Performance Award or payout under any Incentive Plan, whether that award or payment consists of shares or cash or a combination thereof, shall in no case be less than 12 months.

ARTICLE XIII
MISCELLANEOUS

13.1 ***Withholding Taxes.*** To the extent that the Company is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a Participant or other person under this Plan, the Committee may withhold any amounts necessary to collect any withholding taxes upon any taxable event relating to an Award. At the discretion of the Committee, such arrangements may include relinquishment of a portion of such benefit payable in cash or Shares.

13.2 ***Change in Control***. Notwithstanding any provision in this Plan or an Award Agreement to the contrary, in the event that the Company undergoes a Change in Control, or in the event the Company shall become a party to any corporate merger, consolidation, major acquisition of property for stock, separation, reorganization or liquidation, the Committee (or the board of directors of any corporation assuming the obligations of the Company) shall have the sole and absolute power and discretion to prescribe and amend the terms and conditions for the exercise, or modification, of any outstanding Awards granted hereunder. Such power and discretion shall include, but shall not be limited to, the power and authority to remove restrictions on Restricted Shares, to modify the performance requirements for any Awards, and to provide that Options or SARs granted hereunder must be exercised in connection with the closing of such transaction and that if not so exercised such Options and SARs will expire. Any such determinations by the Committee may be made generally with respect to all Participants, or may be made on a case-by-case basis with respect to particular Participants. Notwithstanding the foregoing, any transaction undertaken for the purpose of reincorporating the Company under the laws of another jurisdiction, if such transaction does not materially affect the beneficial ownership of the Company's capital, shall not constitute a merger, consolidation, major acquisition of property for stock, separation, reorganization, liquidation, or Change in Control.

13.3 ***Certain Terminations of Employment, Hardship and Approved Leaves of Absence***. Notwithstanding any other provision of this Plan to the contrary, in the event of termination of employment by reason of death, Disability, Retirement or leave of absence approved by the Company, or in the event of hardship or other special circumstances, of a Participant who holds an Option or SAR that is not immediately and fully exercisable, any Restricted Shares as to which the substantial risk of forfeiture or the prohibition or restriction on transfer has not lapsed, any Restricted Share Units as to which any deferral period is not complete, any Short- or Long-Term Incentives or Performance Awards that have not been fully earned, or any Shares that are subject to any transfer restriction, the Committee may in its sole discretion take any action that it deems to be equitable under the circumstances or in the best interests of the Company, including, without limitation, waiving or modifying any limitation or requirement with respect to any Award under this Plan.

13.4 ***Right of Recapture***. If, at any time within one year after the date on which a Participant exercises an Option or SAR, or receives payment of a Short- or Long-Term Incentive or Performance Award, or on which Restricted Shares or Restricted Share Units vest or on which income is realized by a Participant in connection with any other Award (each of which events shall be a "realization event"), the Committee determines in its discretion that the Company has been materially harmed by the Participant, whether such harm (a) results in the Participant's termination or deemed termination of employment for Cause or (b) results from any activity of the Participant determined by the Committee to be in competition with any activity of the Company, or otherwise prejudicial, contrary or harmful to the interests of the Company (including, but not limited to, accepting employment with or serving as a consultant, adviser or in any other capacity to an entity that is in competition with or acting against the interests of the Company), then any gain realized by the Participant from the realization event shall be paid by the Participant to the Company upon notice from the Company. Such gain shall be determined as of the date of the realization event, without regard to any subsequent change in the Fair Market Value of the Company's Shares. The Company shall have the right to offset such gain against any amounts otherwise owed to the Participant by the Company (whether as wages, vacation pay, or pursuant to any benefit plan or other compensatory arrangement).

13.5 ***Foreign Participants***. To facilitate the making of any Award or combination of Awards under this Plan, the Committee may provide for such special terms for Awards to Participants who are foreign nationals, or who are employed by or perform services for the Company or any Subsidiary outside of the United States of America, as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to, or amendments, restatements or alternative versions of, this Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of this Plan as in effect for any other purpose, provided that no such supplements, amendments, restatements or alternative versions shall include any provisions that are inconsistent with the terms of this Plan, as then in effect, unless this Plan could have been amended to eliminate such inconsistency without further approval by the stockholders of the Company.

13.6 ***Amendment or Termination***. The Board shall have complete power and authority to amend the Plan at any time; provide, however, that the Board shall not, without the requisite affirmative approval of stockholders of the Company, make any amendment which materially modifies the Plan by increasing the benefits accrued to Participants under the Plan; increasing the numbers of securities which may be issued under the Plan; modifying the requirement for participation in the Plan; or including a provision allowing the Board to lapse or waive restrictions at its discretion; or which requires stockholder approval under the Code, unless such compliance is no longer desired under the Code, or under any other applicable law or rule of any stock exchange which lists Common Stock or Company Voting Securities. No termination or amendment of the Plan may, without the consent of the Participant to whom any Award shall theretofore have been granted under the Plan, adversely affect the right of such individual under such Award.

13.7 ***Conditional Awards***. The Committee may condition the grant of any Award or combination of Awards under the Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Company or any Subsidiary to the Participant.

13.8 ***No Employment Right***. This Plan shall not confer upon any Participant any right with respect to continuance of employment or other service with the Company or any Subsidiary and shall not interfere in any way with any right that the Company or any Subsidiary would otherwise have to terminate any Participant's employment or other service at any time.

13.9 ***Tax Qualification***. To the extent that any provision of this Plan would prevent any Option that was intended to qualify under particular provisions of the Code from so qualifying, such provision of this Plan shall be null and void with respect to such Option, provided that such provision shall remain in effect with respect to other Options, and there shall be no further effect on any provision of this Plan.

13.10 ***Duration of the Plan***. Unless sooner terminated in accordance with Section 13.6, this Plan shall automatically terminate on the tenth anniversary of the date upon which it is approved by the stockholders of the Company, and no Award shall be granted after such tenth anniversary. Awards outstanding at the termination of the Plan shall continue in accordance with their terms and shall not be affected by such termination.

13.11 ***Limitations Period***. Any person who believes he or she is being denied any benefit or right under the Plan may file a written claim with the Committee. Any claim must be delivered to the Committee within forty-five (45) days of the specific event giving rise to the claim. Untimely claims will not be processed and shall be deemed denied. The Committee, or its designated agent, will notify the Participant of its decision in writing as soon as administratively practicable. Claims not responded to by the Committee in writing within ninety (90) days of the date the written claim is delivered to the Committee shall be deemed denied. The Committee's decision shall be final and conclusive and binding on all persons. No lawsuit relating to the Plan may be filed before a written claim is filed with the Committee and is denied or deemed denied and any lawsuit must be filed within one year of such denial or deemed denial or be forever barred.

13.12 ***Governing Law***. The validity, construction and effect of this Plan and any Award hereunder will be determined in accordance the laws of state of Delaware.

13.13 ***Investment Representations***. As a condition to the exercise or granting of an Award, the Committee may require the person exercising or receiving such Award to represent and warrant that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

13.14 ***Post-Employment Limitations***. At its sole discretion, the Committee may, as a condition to granting an Award, require that the Participant exercising or receiving that Award after that Participant's termination from active employment, agree to or execute an agreement defining limitations to that Participant's actions for a defined period after employment. Such limitations may include, but are not limited to, nondisclosure of confidential company information, the soliciting Company employees or the execution of a non-compete agreement.

13.15 ***Uncertificated Shares***. To the extent that the Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange.

13.16 ***Unfunded Plan***. Participants shall have no right, title, or interest whatsoever in or to any investments that the Company may make to aid it in meeting its obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative or any other person. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in the Plan.

13.17 ***Beneficiary Designation***. Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Committee during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

ADOPTED BY THE BOARD OF DIRECTORS – MARCH 14, 2008
APPROVED BY THE STOCKHOLDERS – MAY 1, 2008

FurnitureBrands

Jon D. Botsford
Senior Vice President and
General Counsel

Furniture Brands International
101 South Hanley Road
St. Louis, Missouri 63105
314.862.7101 Tel
314.863.7047 Fax

April 16, 2008

SEC Mail Processing
Section
APR 17 2008
Washington, DC
111

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza; Stop I-4
Washington, DC 20549

ATTN: Filing Desk

RE: File 0001-00091
Furniture Brands International, Inc.

Dear Sir or Madam:

Pursuant to Rule 14a-3(c) of the Commission, enclosed are seven copies of the annual report to stockholders of Furniture Brands International, Inc. for the calendar year ended December 31, 2007. Pursuant to Rule 14a-6(b) of the Commission, with a copy of this letter to the New York Stock Exchange; we are transmitting eight definitive copies of the notice of meeting, proxy statement and proxy form relating to an annual meeting of stockholders to be held on May 1, 2008, which proxy soliciting materials were filed with the Commission by EDGAR. We are also transmitting to the Exchange three copies of such solicitation materials and three copies of the said annual report to stockholders.

Proxy solicitation materials were first released on March 31, 2008 to stockholders of record on March 6, 2008, which stockholders are entitled to notice of and to vote during the annual meeting of stockholders on May 1, 2008.

Please acknowledge receipt of this filing by date stamping the enclosed copy of this cover letter and returning same in the enclosed self-addressed stamped envelope.

Very truly yours,

JDB/djb
Enclosure

cc: New York Stock Exchange (w/encl.)

ANNUAL MEETING OF STOCKHOLDERS OF

FURNITURE BRANDS INTERNATIONAL, INC.

May 1, 2008

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20830300000000000000 8 050108

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

I. Election of Directors:

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
- ○ K. Button Bell
- ○ W. G. Holliman
- ○ J. R. Jordan, Jr.
- ○ R. B. Loynd
- ○ B. L. Martin
- ○ A. B. Patterson
- ○ R. P. Scozzafava
- ○ A. E. Suter

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
II. Proposal to adopt the Furniture Brands International 2008 Incentive Plan.	☐	☐	☐
III. Proposal to ratify the selection of independent auditors.	☐	☐	☐

IV. In their discretion, upon such other matters as may properly come before the meeting.

The Board of Directors recommends a vote FOR all nominees listed under Proposal I, and FOR Proposals II and III.

Signature of Stockholder ______ Date: ______ Signature of Stockholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

FURNITURE BRANDS INTERNATIONAL, INC.

PROXY FOR 2008 ANNUAL MEETING OF STOCKHOLDERS
PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints R.B. Loynd, W.G. Holliman and R.P. Scozzafava, and each of them, with power of substitution, proxy or proxies to represent the undersigned, and to vote all shares of Common Stock the undersigned would be entitled to vote, at the Annual Meeting of Stockholders of Furniture Brands International, Inc. to be held on May 1, 2008, and at any adjournment thereof, upon the items set forth in the proxy statement for the meeting and identified below.

(Continued and to be signed on the reverse side)

ANNUAL MEETING OF STOCKHOLDERS OF

FURNITURE BRANDS INTERNATIONAL, INC.

May 1, 2008

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

20830300000000000000 8 050108

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

I. Election of Directors:

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
- ○ K. Button Bell
- ○ W. G. Holliman
- ○ J. R. Jordan, Jr.
- ○ R. B. Loynd
- ○ B. L. Martin
- ○ A. B. Patterson
- ○ R. P. Scozzafava
- ○ A. E. Suter

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
II. Proposal to adopt the Furniture Brands International 2008 Incentive Plan.	☐	☐	☐
III. Proposal to ratify the selection of independent auditors.	☐	☐	☐

IV. In their discretion, upon such other matters as may properly come before the meeting.

The Board of Directors recommends a vote FOR all nominees listed under Proposal I, and FOR Proposals II and III.

Signature of Stockholder ____________ Date: ______ Signature of Stockholder ____________ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

FURNITURE BRANDS INTERNATIONAL, INC.

PROXY FOR 2008 ANNUAL MEETING OF STOCKHOLDERS

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints R.B. Loynd, W.G. Holliman and R.P. Scozzafava, and each of them, with power of substitution, proxy or proxies to represent the undersigned, and to vote all shares of Common Stock the undersigned would be entitled to vote, at the Annual Meeting of Stockholders of Furniture Brands International, Inc. to be held on May 1, 2008, and at any adjournment thereof, upon the items set forth in the proxy statement for the meeting and identified below.

(Continued and to be signed on the reverse side)

END

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